Filed Pursuant to Rule 424(b)(2)
Registration No. 333-120190
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 13, 2004)
7,000,000 Shares
Common Stock

This is an offering of shares of common stock of Universal American Financial Corp. Of the 7,000,000 shares being offered, we are offering 2,000,000 shares and the selling shareholder identified in this prospectus supplement is offering 5,000,000 shares. We will not receive any proceeds from the sale of the shares offered by the selling shareholder.
Our common stock is quoted on the Nasdaq National Market under the ticker symbol “UHCO.” On June 16, 2005, the last reported sale price of our common stock as reported on the Nasdaq National Market was $23.61 per share.
Investing in our common stock involves risks. Please read “Risk Factors” beginning on page S-7 of this prospectus supplement.

	Per Share	Total

Public offering price	$23.61	$165,270,000
Underwriting discount	$1.1805	$8,263,500
Proceeds to Universal American Financial Corp. (before expenses)	$22.43	$44,859,000
Proceeds to the selling shareholder (before expenses)	$22.43	$112,147,500
We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 7,000,000 shares of common stock in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus supplement is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about June 22, 2005.

Joint Book-Running Managers

Lehman Brothers	JPMorgan

Banc of America Securities LLC	Raymond James	UBS Investment Bank
Cochran, Caronia & Co.
June 16, 2005

PROSPECTUS SUPPLEMENT

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ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the offering varies between the prospectus supplement and the accompanying base prospectus, you should rely on the information in the prospectus supplement.
      You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date. You should read both the prospectus supplement and the base prospectus together with additional information described under the heading “Where You Can Find More Information” in the base prospectus.
      Unless noted otherwise, we have prepared the financial statements and other financial information included in this prospectus in accordance with accounting principles generally accepted in the United States which, as to our insurance company subsidiaries, differ from statutory accounting practices prescribed or permitted by regulatory authorities in the United States and Canada.
FORWARD-LOOKING STATEMENTS
      Portions of the information in this prospectus and certain oral statements made from time to time by our representatives may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, without limitation, our future economic performance, plans and objectives for future operations and projections of revenue and other financial items. Forward-looking statements can be identified by the use of words such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties. Forward-looking statements are inherently subject to risks, trends and uncertainties, many of which are beyond our ability to control or predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that our expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements.
      Important factors that may cause actual results to differ materially from forward-looking statements include, but are not limited to, the risks and uncertainties set forth in our filings with the Securities and Exchange Commission, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We assume no obligation to update and supplement any forward-looking statements that may become untrue because of subsequent events, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

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SUMMARY
      In this prospectus, unless the context indicates or otherwise requires, “Universal American,” the “Company,” “we,” “us” or “our” refer to Universal American Financial Corp. and its subsidiaries. This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus and the documents incorporated by reference carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page S-7 before making an investment decision.
Universal American Financial Corp.
      We are a specialty health and life insurance holding company, with an emphasis on providing a broad array of health insurance and managed care products and services to the growing senior population. Our principal products for the senior market are Medicare Supplement and Medicare Advantage. In addition, we sell specialty health insurance to self-employed individuals in the United States and Canada, as well as life insurance and fixed annuities. We distribute these products through a career agency system and an independent general agency system. We also provide administrative services for senior market insurance and non-insurance programs to both affiliated and unaffiliated insurance companies. In addition, we have announced our intention to offer prescription drug benefit plans pursuant to Medicare Part D (“Part D”) through a strategic alliance with PharmaCare Management Services, Inc. (“PharmaCare”), a wholly owned subsidiary of CVS Corporation (“CVS”).
      Collectively, our insurance subsidiaries are licensed to sell health insurance and life insurance in all 50 states, the District of Columbia, Puerto Rico and all the provinces of Canada. Our managed care subsidiary operates Medicare Advantage health plans in Texas, New York and Pennsylvania.
Senior Market Opportunity
      We believe that attractive growth opportunities exist in providing a range of products, particularly individual health insurance, to the growing senior market. At present, more than 41 million Americans are eligible for Medicare. According to the U.S. Census Bureau, more than 2 million Americans turn 65 in the United States each year, and this number is expected to grow faster as the so-called baby boomers begin to turn 65. In addition, many large employers, who traditionally have provided retiree medical coverage, have begun to curtail their offerings. Finally, the passage of the Medicare Modernization Act of 2003 (the “MMA”) expanded the healthcare options available to Medicare beneficiaries through private insurers by, among other things, increasing the reimbursement rates to Medicare managed care plans (“Medicare Advantage”) and making available a subsidized prescription drug insurance benefit pursuant to Part D. Taken together, these conditions present significant opportunities for us to increase the sale of our core products.
     Medicare Supplement
      In the past ten years, we have become a leading provider of Medicare Supplement coverage as well as other products designed for the senior market. The primary elements of our success have been broad and deep distribution, active risk management and opportunistic acquisitions. We believe that the market for Medicare Supplement products will continue to be vibrant, especially because many seniors may lose similar coverage that had previously been offered to them as a retiree benefit by their former employer.
     Medicare Advantage
      As a result of the increased reimbursement rates to Medicare Advantage plans, which allows them to offer more attractive benefits including enhanced prescription drug coverage pursuant to Part D, we believe that enrollment in Medicare Advantage plans is likely to increase in the coming years.

      Heritage Health Systems, Inc., which we acquired in May 2004, operates Medicare Advantage HMO plans in several counties in Houston and southeastern Texas. We have also established Medicare Advantage private fee-for-service plans (“PFFS”) in several counties in upstate New York and Pennsylvania. In May 2004, after the acquisition of Heritage, we had 16,075 Medicare Advantage members and $140.7 million of annualized revenues. As of March 31, 2005, we had 22,398 members and $217.3 million of annualized revenues. It is our intention, subject to market conditions and regulatory approvals, to begin to offer HMO and PFFS plans in additional counties beginning in the second half of 2005 and in 2006.
     Medicare Part D
      Beginning in 2006, all Medicare beneficiaries will be able to buy a prescription drug plan from a private insurer, largely funded by the Federal government. To address this opportunity, we have established a strategic alliance with PharmaCare to offer Part D prescription drug benefit coverage. Three of our insurance subsidiaries have filed applications with the Centers for Medicare and Medicaid Services (“CMS”) to become a sponsor of Prescription Drug Benefit Plans (“PDP’s”) in 32 of the 34 CMS PDP regions. PharmaCare, a leading pharmacy benefit manager, will provide comprehensive pharmacy benefit management services to our companies for this program, and the PDP sponsors will reinsure approximately 50% of the premium to an affiliate of PharmaCare. The products will be sold by our field force, which consists of approximately 1,800 career agents, as well as approximately 29,000 independent agents. As part of the strategic alliance, CVS will assist in marketing the products through its approximately 5,400 CVS/pharmacy stores, subject to CMS guidelines. Although CVS has agreed to promote our PDP’s on a preferred basis, CVS is not precluded from entering into marketing arrangements with other PDP sponsors. We believe that this program has the potential to have a meaningful impact on our business. We estimate that during the remainder of 2005, we will expense approximately $5.0 million of incremental out of pocket costs relating to product development, systems development and upgrades, administration and marketing costs, before we earn any revenues from the program starting in 2006. The amount of costs could vary based upon the size of membership in our PDP’s. Additionally, we anticipate that we will be funding up to $15 million in costs that will be capitalized.
Our Operating Segments
      Our business consists of five principal business segments: Senior Market Health Insurance, Senior Managed Care — Medicare Advantage, Specialty Health Insurance — Self-Employed, Life Insurance/ Annuities and Senior Administrative Services. We also report the corporate activities of our holding company in a separate segment.

Senior Market Health Insurance
      Our Senior Market Health Insurance segment focuses on selling health insurance products designed for the senior market through our Senior Solutions® career agency force and through our network of independent general agencies. Our primary products are Medicare Supplement and Medicare Select. As of March 31, 2005, we had $582.3 million of gross premiums in force in this segment.

Senior Managed Care — Medicare Advantage
      This segment includes the operations of Heritage Health Systems, Inc. (“Heritage”), which we acquired in May 2004, and our other initiatives in managed care for seniors. Heritage operates Medicare Advantage plans in southeastern Texas and Medicare Advantage private fee-for-service plans in New York and Pennsylvania. As of March 31, 2005, this segment had $217.3 million of premium in force.

Specialty Health Insurance — Self-Employed
      Traditionally, our career agency segment concentrated on selling specialty health insurance products, primarily fixed benefit accident and sickness disability insurance, to the middle-income, self-employed market in the United States and Canada. Even though the primary focus of this field force in the United States has shifted to the core senior market products, a significant number of our United States career agents and all of the Canadian career agents continue to actively market these products. This segment also includes certain products that we no longer sell, such as long term care. As of March 31, 2005, we had $169.1 million of gross premiums in force in this segment.

Life Insurance/ Annuities
      The focus of this segment is the sale of life insurance and annuity products, principally to the senior market. This segment also includes other traditional life and interest-sensitive life insurance products that we no longer actively sell. As of March 31, 2005, we had $61.9 million of gross premiums in force for this segment and policy holder account balances for our annuities and interest-sensitive life insurance products of $487.2 million.

Senior Administrative Services
      Our administrative services subsidiary, CHCS Services, Inc. (“CHCS Services”), has emerged as a leading, full-service administrator of senior insurance products and an innovator in geriatric care management. We utilize state of the art technology and a national network of highly trained health care professionals to provide the administrative platform for insurance and insurance-related products and services. Currently, we provide services to over 50 companies as well as to our own insurance company subsidiaries. Our Senior Administrative Services segment generated revenues of $57 million for the year ended December 31, 2004 and $15 million for the three months ended March 31, 2005.

Corporate
      Our corporate segment reflects the activities of our holding company, including debt service, certain senior executive compensation and compliance with regulatory requirements resulting from our status as a public company.
Our Business Strategy
      Our business strategy is to pursue growth in our insurance businesses, improve operating efficiency and develop our fee-based administrative business. The principal components of this strategy are to:

•	Build our senior health insurance business by offering a broad array of products, including:

•	Medicare Supplement and Medicare Select;

•	Medicare Advantage; and

•	Part D Drug Benefit;

•	Build distribution with an emphasis on expanding our Senior Solutions® brand;

•	Sell complementary senior market and specialty health products through our distribution networks;

•	Build our senior market administrative services business;

•	Complement our internal growth through acquisitions;

•	Improve our operating efficiency; and

•	Employ conservative risk management techniques, including maintaining a high quality investment portfolio, disciplined pricing and prudent use of reinsurance.

      Our executive offices are located at Six International Drive, Suite 190, Rye Brook, New York 10573, and our telephone number is (914) 934-5200.

THE OFFERING

Common stock offered by Universal American Financial Corp.	2,000,000 shares

Common stock offered by the selling shareholder	5,000,000 shares

Total	7,000,000 shares

Common stock to be outstanding after this offering	57,735,038 shares

Use of proceeds	We intend to use the net proceeds of the offering received by us to provide capital for our senior healthcare initiatives, including our Part D and Medicare Advantage products, and for working capital and other general corporate purposes. We will not receive any of the proceeds of shares of common stock sold by the selling shareholder. See “Use of Proceeds.”

Dividend Policy	We have neither declared nor paid dividends on our common stock and no such dividends are likely in the foreseeable future. See “Dividend Policy.”

Nasdaq National Market symbol	“UHCO”

Risk Factors	You should carefully read and consider the information under “Risk Factors” and all other information set forth or incorporated by reference in this prospectus before investing in our common stock.
      The number of shares of common stock to be outstanding immediately after this offering is based upon our shares outstanding as of May 1, 2005 and does not take into account 6,977,376 shares of common stock reserved for issuance under our 1998 Incentive Compensation Plan after this offering and 18,638 shares reserved for issuance under our Regional Equity Plan.
      Unless specifically stated otherwise, the information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
      The table below provides a summary of our financial data and other operating information for the five fiscal years ended December 31, 2004, for the three months ended March 31, 2004 and 2005 and as of December 31, 2004 and March 31, 2005. We derived the summary financial data for the five fiscal years ended December 31, 2004 and as of December 31, 2004 from our audited financial statements, which were audited by Ernst & Young LLP, our independent auditors. We derived the summary financial data for the three months ended March 31, 2004 and 2005 and as of March 31, 2005 from our unaudited financial statements. We prepared our unaudited financial statements on the same basis as our audited financial statements and included all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data. We have prepared the following data, other than statutory data, in conformity with generally accepted accounting principles. Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read this summary financial data together with our financial statements and the notes to those financial statements (incorporated herein by reference) as well as the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Three Months Ended
	Year Ended December 31,					March 31,

	2000(1)	2001	2002	2003(2)	2004(3)	2004	2005

	(In thousands, except per share and other data)
Income Statement Data:
Direct premium and policyholder fees	$451,323	$513,575	$586,686	$700,415	$858,821	$190,306	$253,344
Reinsurance premium assumed	3,055	2,549	5,075	27,042	35,682	9,533	9,069
Reinsurance premium ceded	(234,625)	(286,918)	(325,184)	(280,489)	(249,419)	(63,987)	(60,145)

Net premium and other policyholder fees	219,753	229,206	266,577	446,968	645,184	135,852	202,268
Net investment income	56,945	57,812	57,716	61,075	65,191	16,078	16,681
Realized gains (losses)	146	3,078	(5,083)	2,057	10,647	3,591	1,073
Fee and other income	7,247	10,847	12,313	12,648	14,323	3,135	4,180

Total revenues	284,091	300,943	331,523	522,748	735,345	158,656	224,202
Total benefits, claims and other deductions	251,025	257,580	287,493	456,269	638,877	137,471	199,545

Income before taxes	33,066	43,363	44,030	66,479	96,468	21,185	24,657
Income tax expense	10,181	14,438	13,903	23,427	32,597	7,309	8,585

Net income	$22,885	$28,925	$30,127	$43,052	$63,871	$13,876	$16,072

Per Share Data:
Earnings per share:
Basic	$0.49	$0.58	$0.57	$0.80	$1.17	$0.26	$0.29
Diluted	0.49	0.57	0.56	0.78	1.13	0.25	0.28
Book value per share:
Basic	$3.72	$4.38	$5.42	$6.41	$7.60	$6.83	$7.75

	December 31, 2004	March 31, 2005

Balance Sheet Data:
Total cash and investments	$1,378,339	$1,382,306
Total assets	2,017,088	2,047,058
Policyholder related liabilities	1,343,026	1,362,425
Outstanding bank debt	101,063	99,750
Trust preferred securities	75,000	75,000
Shareholders’ equity	419,421	431,882
Data Reported to Regulators(4):
Statutory capital and surplus	$183,136	$194,952
Asset valuation reserve	2,423	2,640

Adjusted capital and surplus	$185,559	$197,592

(1)	Includes the results of American Insurance Administration Group, Inc. since its acquisition on January 6, 2000, and Capitated Health Care Services, Inc. since its acquisition on August 10, 2000.

(2)	Includes the results of The Pyramid Life Insurance Company since its acquisition on March 31, 2003.

(3)	Includes the results of Heritage Health Systems, Inc. since its acquisition on May 28, 2004.

(4)	Includes capital and surplus of Penncorp Life Insurance Company of C$57,398 as of December 31, 2004 and C$59,313 as of March 31, 2005, as reported to the Office of the Superintendent of Financial Institutions Canada, converted at the related exchange rates of C$0.8320 per U.S. $1.00 as of December 31, 2004 and C$0.8262 per U.S. $1.00 as of March 31, 2005.

RISK FACTORS
      The securities being offered hereby involve substantial risks. Prospective investors, before making an investment, should carefully consider all of the information contained in this prospectus including the documents incorporated herein by reference, and in particular the following risks and speculative factors inherent in and affecting our business and the offering.
Risks Related To Our Business

Our net income may decline if our premium rates are not adequate.
      We set the premium rates on our insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity and duration of the claim, the mortality rate of our policyholder base, the persistency or renewal rate of our policies in force, our commission and policy administration expenses, and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics and other factors. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our net income may decrease. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. We review the adequacy of our accident & health premium rates regularly and file rate increases on our products when we believe permitted premium rates are too low. When determining whether to approve or disapprove our rate filings, the various state insurance departments take into consideration our actual claims experience compared to expected claims experience, policy persistency (which means the percentage of policies that are in-force at certain intervals from the issue date compared to the total amount originally issued), investment income and medical cost inflation. If the regulators do not believe these factors warrant a rate increase, it is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for rate increases in one or more states, our net income may decrease. If we are successful in obtaining regulatory approval to raise premium rates, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to let their policies lapse. This would reduce our premium income in future periods. Increased lapse rates also could require us to expense all or a portion of the deferred policy costs relating to lapsed policies in the period in which those policies lapse, reducing our net income in that period.

Our reserves for future policy benefits and claims may prove to be inadequate, requiring us to increase liabilities and resulting in reduced net income and shareholders’ equity.
      We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use to set our premiums. For our accident and health insurance business, we establish active life reserves for expected future policy benefits (including, for certain of our policies, provisions for return of premiums (“ROP”)), plus a liability for due and unpaid claims, claims in the course of settlement, and incurred but not reported claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, taxability of ROP benefits, inflation, hospital and medical costs, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on extensive estimates, assumptions and prior years’ statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of acquired policy liabilities is subject to similar estimates and assumptions. Establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, resulting in reduced net income, statutory surplus and shareholders’ equity.

We incurred additional debt obligations in connection with our acquisition of Heritage that could restrict our operations.
      We have a significant amount of outstanding indebtedness. As of March 31, 2005, we had $100 million in borrowings outstanding under our amended credit agreement and $75 million in trust preferred securities outstanding. We have available borrowing capacity under our new senior secured revolving credit facility of approximately $15 million. We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes; and

•	exposing us to greater interest rate risk, as the interest rate on borrowings under our senior credit facilities is variable.
      Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of our business and ongoing capital expenditures. If our operating cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

We may be unable to service and repay our debt obligations if our subsidiaries cannot pay sufficient dividends or make other cash payments to us.
      We are an insurance holding company whose assets principally consist of the capital stock of our operating subsidiaries, substantially all of which is pledged to our bank lenders. Because our principal outstanding indebtedness has been incurred by our parent company, our ability to make interest and principal payments on our outstanding debt is dependent upon the ability of our subsidiaries to pay cash dividends or make other cash payments to our parent company. Our subsidiaries will be able to pay dividends to our parent company only if they earn sufficient profits and, in the case of our insurance company subsidiaries, they satisfy the requirements of the state insurance laws relating to dividend payments and the maintenance of required surplus, to which they are subject.

Capital constraints could restrict our ability to support our premium growth.
      Our continued growth is dependent upon our ability to support premium growth through the expansion of our markets and our network of agents while at the same time maintaining sufficient levels of capital and surplus to support that growth. Our new business growth typically results in reduced income, or net losses, on some products during the early years of a policy (known as statutory surplus strain), due primarily to differences in accounting practices between statutory accounting principles and generally accepted accounting principles in the United States and Canada. The resulting statutory surplus strain can limit our ability to generate new business due to statutory restrictions on premium to surplus ratios and other required statutory surplus parameters. In addition, some states, such as Florida and Texas, limit an insurer’s ability to write certain lines of business if gross and/or net premiums written would exceed a specified percentage of surplus. In addition, we are required to maintain adequate risk-based capital ratios as prescribed by the National Association of Insurance Commissioners (“NAIC”). Moreover, substantially more capital than the statutory minimums are needed to support our level of premium growth and to finance acquisitions. If we cannot generate sufficient capital and statutory surplus to maintain minimum statutory requirements and support our growth, we could be restricted in our ability to generate new premium revenue.

The availability of reinsurance on acceptable terms and the financial stability of our reinsurers could impact our ability to manage risk and increase the volume of insurance that we sell.
      We utilize reinsurance agreements with larger, financially sound reinsurers to mitigate insurance risks that we underwrite. We enter into reinsurance arrangements with unaffiliated reinsurance companies to limit our exposure on individual claims and to limit or eliminate risk on our non-core or under-performing blocks of business. As of March 31, 2005, we ceded to reinsurers approximately 23% of our gross annualized insurance premium in force. Reinsurance arrangements leave us exposed to two risks: credit risk and replacement risk. Credit risk exists because reinsurance does not relieve us of our liability to our insureds for the portion of the risks ceded to reinsurers. We are exposed to the risk of a reinsurer’s failure to pay in full and in a timely manner the claims we make against them in accordance with the terms of our reinsurance agreements, which could expose our insurance company subsidiaries to liabilities in excess of their reserves and surplus and could expose them to insolvency proceedings. The failure of a reinsurer to make claims payments to us could materially and adversely affect our results of operations and financial condition and our ability to make payments to our policyholders. Replacement risk exists because a reinsurer may cancel its participation on new business issued on advance notice. As a result, we would need to find reinsurance from another source to support our level of new business. The amount and cost of reinsurance available to us is subject, in large part, to prevailing market conditions beyond our control. Because our current reinsurance agreements are non-cancelable for business in force, non-renewal or cancellation of a reinsurance arrangement affects only new business and the reinsurer remains liable on business reinsured prior to non-renewal or cancellation. In the event that current reinsurers cancel their participation on new business, we would seek to replace them, possibly at higher rates. If we are not able to reinsure our life insurance products on acceptable terms, we would consider limiting the amount of such new business issued. A failure to obtain reinsurance on acceptable terms would allow us to underwrite new business only to the extent that we are willing and able to bear the exposure to the new business on our own.

Our financial strength rating is lower than several distributors’ minimum acceptable rating and could affect our competitiveness and results of operations.
      Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon financial strength ratings and have created some measure of competitive advantage for insurance companies with higher ratings. Our ability to expand and to attract new business is affected by the financial strength ratings assigned to our insurance company subsidiaries by independent insurance industry rating agencies, such as A.M. Best Company, Inc. Some distributors such as financial institutions, unions, associations and affinity groups may not sell our products to these groups unless the rating of our insurance company subsidiary writing the business improves to at least an “A-” from their current “B++.” The lack of higher A.M. Best ratings for our insurance company subsidiaries could adversely affect sales of our products. In addition, any future downgrade in our ratings may cause our policyholders to allow their existing policies to lapse. Increased lapse rates would reduce our premium income and would also cause us to expense fully the deferred policy costs relating to lapsed policies in the period in which those policies lapsed, reducing net income in that period. Any future downgrade in our ratings could also cause some of our agents to sell less of our products or to cease selling our policies altogether.

Failure to maintain our information systems could adversely affect our business.
      Our business depends significantly on efficient, effective and well controlled information systems. We have various information systems which support our operating segments. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. We have outsourced the operation of our data center to an independent third party and may from time to time obtain additional services or facilities from other independent third parties. Dependence on third parties for these services and facilities may make our operations vulnerable to their failure to perform as agreed.

There is no assurance that we will continue to be successful in managing our growing operations or in integrating acquired companies into our operations.
      As part of our strategy, we have experienced, and expect to continue to experience, considerable growth through acquisitions and our internal efforts. The rapid growth in the size and complexity of our operations has placed, and will continue to place, significant demands on our management, operations systems, accounting systems, internal controls systems and financial resources. Acquisitions involve numerous additional risks, some of which we have experienced in the past, including: (i) difficulties in integrating operations, technologies, products, systems and personnel of the acquired company; (ii) diversion of financial and management resources from existing operations; (iii) potential increases in policy lapses; (iv) potential losses from unanticipated litigation or levels of claims; and (v) inability to generate sufficient revenue to offset acquisition costs. Our ability to manage our growth and compete effectively will depend, in part, on our success in addressing these demands and risks. Any failure by us to effectively manage our growth could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to find suitable acquisition candidates.
      Part of our business strategy is to make acquisitions that will be accretive to income and will advance our strategic mission. Since 1990, we have acquired ten insurance companies, three administrative companies and four blocks of insurance business. Additionally, in May 2004, we acquired Heritage Health Systems, Inc., a privately owned managed care company that operates Medicare Advantage plans in southeastern Texas. We continue to evaluate possible acquisition transactions on an ongoing basis, and at any given time, we may be engaged in discussions with respect to possible acquisitions. We cannot be sure that we will be able to find suitable acquisition candidates and close the transactions. Factors that might preclude closing transactions include the inability to reach a definitive agreement with the seller, the inability to obtain financing on acceptable terms, and the discovery of material issues with the acquisition candidate as a result of our due diligence investigation. If we cannot find suitable acquisition candidates or are not successful in completing acquisitions, we may not be able to sustain our recent historical growth rates.

Changes in the exchange rate between the U.S. dollar and the Canadian dollar may impact our results.
      We publish our consolidated financial statements in U.S. dollars. However, portions of our operations are transacted using the Canadian dollar as the functional currency. As of and for the quarter ended March 31, 2005, approximately 12% of our assets, 8% of our revenues, excluding realized gains and losses, and 11% of our income before realized gains and taxes were derived from our Canadian operations. Accordingly, our earnings and shareholders’ equity are affected by fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. Although this risk is somewhat mitigated by the fact that both the assets and liabilities for our Canadian operations are denominated in Canadian dollars, we are still subject to losses resulting from currency translation that will impact our reported consolidated financial condition, results of operations and cash flows from year to year.

A significant amount of our assets is invested in fixed income securities and is subject to market fluctuations.
      Our investment portfolio consists almost entirely of fixed income securities. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair market value of our investments in fixed income securities generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk (such as mortgage-backed and other asset-backed securities) may differ from those anticipated at the time of investment as a result of interest rate fluctuations. Because substantially all of our fixed income securities are classified as available for sale, changes in the market value of our securities are reflected in our balance sheet. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our results of operations and financial condition.

Compliance with recently enacted laws and regulations is complex and expensive.
      Several laws and regulations adopted by the Federal government, including Sarbanes-Oxley, HIPAA, the Patriot Act, and “Do Not Call” regulations, have created additional administrative and compliance requirements. The requirements of these laws and regulations are still evolving and the cost of compliance may have an adverse effect on our profitability. In addition, if we do not comply adequately, we may be faced with administrative penalties.

Future changes in legislation may adversely affect our business.
      Because insurance and managed care are regulated businesses with high public profiles, it is always possible that future legislation may be enacted which would have an adverse effect on our business.
      Proposals for further Federal reforms have included, among other things, restricting coverage of deductible and co-payments on Medicare Supplement policies, coverage to persons under age 65 and employer-based insurance systems, subsidizing premiums for lower income people and programs, regulating policy availability, affordability of public and private programs, standardization of major medical or long term care coverages, imposing mandated or target loss ratios or rate regulation, and requiring the use of community rating or other means that further limit the ability of insurers to differentiate among risks, or mandating utilization review or other managed care concepts to determine what benefits would be paid by insurers.
      In addition to federal regulation, many states have enacted, or are considering, various health care reform statutes. These proposed reforms relate to, among other things, managed care practices, such as waiting period restrictions on pre-existing conditions, credit for certain prior coverage, and limitations on rate increases and guaranteed renewability for small business plans and policies for individuals. Most states have also enacted patient confidentiality laws that prohibit the disclosure of confidential medical information, some of which, as permitted by HIPAA, are more restrictive than HIPAA’s rules protecting health information privacy. These or other reform proposals could necessitate revisions in our Medicare Supplement products could increase or decrease the level of competition among health care insurers and could significantly affect our health insurance business, although it is not possible to predict which proposals will be adopted and what their effect will be.
      A portion of our insurance business is the sale of deferred annuities and life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to Federal income tax on increases in the value of an annuity or life and health insurance contract until some form of distribution is made from the contract. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance, which, if enacted, might have an adverse effect on our ability to sell the affected products in the future.

We may be responsible for the actions of our independent and career agents.
      In litigation against our subsidiaries, claims are sometimes made that agents failed to comply with applicable laws, regulations and rules, or acted improperly in other ways, and that we are responsible for such failure. Although we require our agents to comply with applicable laws, regulations, and our rules and standards, and although we maintain monitoring and supervisory procedures to enforce this requirement, we may be held liable for contractual or extra-contractual damages on such claims. While no such claim has resulted in material liability to any of our subsidiaries in the past, no assurance can be given that no material liability will result in the future.
Risks Related to Our Medicare Advantage Business

If our government contracts are not renewed or are terminated, our business could be substantially impaired.
      We provide our Medicare and other services through a limited number of contracts with Federal government agencies. These contracts generally have terms of one or two years and are subject to nonrenewal by the applicable agency. All of our government contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. In addition, our right to add new members may be suspended by a government agency if it finds deficiencies in our provider network or operations. If we are unable to renew, or to successfully rebid or compete for any of our government contracts, or if any of our contracts are terminated, our business could be substantially impaired. If any of those circumstances were to occur, we would likely pursue one or more alternatives, including seeking to enter into contracts in other geographic markets, seeking to enter into contracts for other services in our existing markets, or seeking to acquire other businesses with existing government contracts. If we were unable to do so, we could be forced to cease conducting business. In any such event, our revenues and profits would decrease materially.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced or we could cease to be profitable.
      The profitability of our Medicare Advantage business depends, to a significant degree, on our ability to predict and effectively manage our costs related to the provision of healthcare services. Relatively small changes in the ratio of our expenses related to healthcare services to the premiums we receive, or medical loss ratio, can create significant changes in our financial results. Factors that may cause medical benefits expense to exceed our estimates include:

•	an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

•	higher than expected utilization of healthcare services;

•	periodic renegotiation of hospital, physician and other provider contracts;

•	the occurrence of catastrophes, major epidemics, terrorism or bio-terrorism;

•	changes in the demographics of our members and medical trends affecting them; and

•	new mandated benefits or other changes in healthcare laws, regulations and/or practices.
      Because of the relatively high average age of the Medicare population, medical benefits expense for our Medicare plans may be particularly difficult to control. Although we have been able to manage our medical benefits expense through a variety of techniques, we may not be able to continue to manage these expenses effectively in the future. If our medical benefits expense increases, our profits could be reduced or we may not remain profitable. We maintain reinsurance to protect us against severe or catastrophic medical claims, but we cannot assure you that such reinsurance coverage currently is or will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Because our Medicare Advantage premiums, which generate most of our Medicare Advantage revenues, are fixed by contract, we are unable to increase our Medicare Advantage premiums during the contract term if our corresponding medical benefits expense exceeds our estimates.
      Most of our Medicare Advantage revenues are generated by premiums consisting of fixed monthly payments per member. These payments are fixed on an annual basis by contract, and we are obligated during the contract period, which is generally one or two years, to provide or arrange for the provision of healthcare services as established by state and Federal governments. We have less control over costs related to the provision of healthcare services than we do over our selling, general and administrative expense. Medical benefits expense as a percentage of premium revenue tends to fluctuate. If our medical benefits expense exceeds our estimates, we will be unable to adjust the premiums we receive under our current contracts, and our profits may decline.

Reductions in funding for government healthcare programs could substantially reduce our profitability.
      All of our Medicare Advantage programs are offered through government-sponsored programs, such as Medicare. As a result, our profitability is dependent, in large part, on continued funding for government healthcare programs at or above current levels. For example, the premium rates paid to health plans like ours by the Federal government differ depending on a combination of factors such as upper payment limits established by the Federal government, a member’s health status, age, gender, county or region, and member eligibility categories. In addition, CMS has adopted a payment program, whereby in 2004, 30% of the premium rates paid to health plans related to specific disease classification of members. This increased to 50% in 2005, and will increase to 75% in 2006 and to 100% in 2007. Reductions in payments under Medicare or the other programs under which we offer health plans could likewise reduce our profitability. Federal budgetary constraints also may limit premiums payable under our Medicare plans.

We are subject to extensive government regulation, and any violation of the laws and regulations applicable to us could reduce our revenues and profitability and otherwise adversely affect our operating results.
      Our Medicare Advantage business is extensively regulated by the Federal government and the states in which we operate. The laws and regulations governing our Medicare Advantage operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer, and how we interact with our members, providers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	forfeiture of amounts we have been paid pursuant to our government contracts;

•	imposition of civil or criminal penalties, fines or other sanctions on us;

•	loss of our right to participate in government-sponsored programs, including Medicare;

•	damage to our reputation in various markets;

•	increased difficulty in marketing our products and services; and

•	loss of one or more of our licenses to act as an insurer or health maintenance organization or to otherwise provide a service.
Any of these events could reduce our revenues and profitability and otherwise adversely affect our operating results.

We derive a substantial portion of our Medicare Advantage revenues and profits from Medicare Advantage operations in Texas, and legislative actions, economic conditions or other factors that adversely affect those operations could materially reduce our revenues and profits.
      If we are unable to continue to operate in Texas, or if our current operations in any portion of Texas are significantly curtailed, our revenues will decrease materially. Our reliance on our operations in Texas could cause our revenues and profitability to change suddenly and unexpectedly, depending on legislative actions, economic conditions and similar factors. In addition, our market share in Texas may make it more difficult for us to expand our membership in existing markets in Texas. Our inability to continue to operate in Texas, or a decrease in the revenues of our Texas operations, would harm our overall operating results.

We may be unable to expand into some geographic areas without incurring significant additional costs.
      We are likely to incur additional costs if we enter states or counties where we do not currently operate. Our rate of expansion into other geographic areas may also be inhibited by:

•	the time and costs associated with obtaining a health maintenance organization license to operate in the new area or the expansion of our licensed service area, if necessary;

•	our inability to develop a network of physicians, hospitals and other healthcare providers that meets our requirements and those of government regulators;

•	competition, which increases the costs of recruiting members;

•	the cost of providing healthcare services in those areas; and

•	demographics and population density.
Accordingly, we may be unsuccessful in entering other metropolitan areas, counties or states.

A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.
      Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We, together with our internal and consulting actuaries, estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different conditions or using different assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although our estimates of IBNR have historically been adequate, they may be inadequate in the future, which would adversely affect our results of operations. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

The new Medicare legislation makes changes to the Medicare program that could reduce our profitability and increase competition for our existing and prospective members.
      On December 8, 2003, President Bush signed the Medicare Modernization Act of 2003 (the “MMA”). The new rate methodologies, expanded benefits and shifts in certain coverage responsibilities pursuant to the Act may increase competition and create uncertainties, including the following:

•	The Act increases reimbursement for Medicare Advantage plans. Higher reimbursement rates may increase the number of plans that participate in the program, creating new competition that could adversely affect our profitability.

•	Beginning in 2006, a new regional Medicare Preferred Provider Organization, or Medicare PPO, program will be implemented pursuant to the Act. Medicare PPOs would allow their members more flexibility to select physicians than the current plans, which are HMOs that require members to coordinate with a primary care physician. The regional Medicare PPO program will compete with local Medicare Advantage HMO programs and may affect our Medicare Advantage HMO business. We do not know how the creation of the regional Medicare PPO program, which is intended to provide further choice to beneficiaries, will affect our Medicare Advantage HMO business.

•	Beginning in 2006, the payments for the local Medicare Advantage HMO and regional Medicare Advantage PPO programs will be based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer.

•	Beginning in 2006, organizations that offer Medicare Advantage plans of the type we currently offer will be required to offer a prescription drug benefit, as defined by CMS, and Medicare Advantage enrollees will be required to obtain their drug benefit from their Medicare Advantage plan. It is not known at this time whether the governmental payments will be adequate to cover the actual costs for this benefit. Current enrollees may prefer a stand-alone drug plan and may dis-enroll from the Medicare Advantage plan altogether in order to participate in another drug plan. Accordingly, the new prescription drug benefit could reduce our profitability and membership enrollment following its implementation in 2006.

•	Some enrollees may have chosen our Medicare Advantage plan in the past rather than a Medicare fee-for-service program because of the added drug benefit that we offer with our Medicare Advantage plan. Following the implementation of the new prescription drug benefit, Medicare beneficiaries will have the opportunity to obtain a drug benefit without joining a managed care plan. As a result, our membership enrollment may decline.

Future changes in healthcare law may reduce our profitability or liquidity.
      Healthcare laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	imposing additional capital requirements;

•	increasing our administrative and other costs;

•	increasing mandated benefits;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.
Changes in state law also may adversely affect our profitability. Laws relating to managed care consumer protection standards, including increased plan information disclosure, limits to premium increases, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, clean claim payment timing, physician collective bargaining rights and confidentiality of medical records either have been enacted or continue to be under discussion. New healthcare reform legislation may require us to change the way we operate our business, which may be costly. Further, although we have exercised care in structuring our operations to attempt to comply in all material respects with the laws and regulations applicable to us, government officials charged with responsibility for enforcing such laws may assert that we or certain transactions in which we are involved are in violation of these laws, or courts may ultimately interpret such laws in a manner inconsistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation of laws and regulations could have a material adverse effect on our ability to operate under the Medicare program and to continue to serve our members and attract new members.

Restrictions on our ability to market our Medicare Advantage plans would adversely affect our revenue.
      We rely on our marketing and sales efforts for a significant portion of our membership growth. The federal and state governments in which we currently operate permit marketing but impose strict requirements and limitations as to the types of marketing activities that are permitted. If our marketing efforts were to be prohibited or curtailed, our ability to increase or sustain membership would be significantly harmed, which would adversely affect our revenue.

If we are unable to maintain satisfactory relationships with our providers, our profitability could decline and we may be precluded from operating in some markets.
      Our profitability depends, in large part, upon our ability to enter into cost-effective contracts with hospitals, physicians and other healthcare providers in appropriate numbers in our geographic markets and at convenient locations for our members. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher medical benefits expense. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If such a provider or any of our other providers refuse to contract with us, use their market position to negotiate contracts that might not be cost-effective or otherwise place us at a competitive disadvantage, those activities could adversely affect our operating results in that market area. In the long term, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in that market and could preclude us from renewing our Medicare contracts in those markets or from entering into new markets. Our provider contracts with network primary care physicians and specialists generally have terms of one year, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider conduct or other appropriate reasons, subject to laws giving providers due process rights. The contracts generally may be cancelled by either party without cause upon 60 or 90 days’ prior written notice. Our contracts with hospitals generally have terms of one to two years, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider misconduct or other appropriate reasons. Our hospital contracts generally may be cancelled by either party without cause upon 120 days’ prior written notice. We may be unable to continue to renew such contracts or enter into new contracts enabling us to serve our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our network providers, we may be unable to maintain those relationships or enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability could decline.

We may not have adequate intellectual property rights in our brand names for our health plans, and we may be unable to adequately enforce such rights.
      Our success depends, in part, upon our ability to market our health plans under our brand names, including our “Texan Plus” family of products. While we hold federal trademark registrations for the “Texan Plus” trademark, we have not taken enforcement action to prevent infringement of our federal trademark and have not secured registrations of our other marks. Other businesses may have prior rights in the brand names that we market under or in similar names, which could limit or prevent our ability to use these marks, or to prevent others from using similar marks. If we are unable to prevent others from using our brand names, or if others prohibit us from using them, our revenues could be adversely affected. Even if we are able to protect our intellectual property rights in such brands, we could incur significant costs in doing so.

Ineffective management of our growth may adversely affect our results of operations, financial condition and business.
      Depending on acquisition and other opportunities, we expect to continue to increase our membership and to expand into other markets. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled associates, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected.

We are subject to competition that may limit our ability to increase or maintain membership in the markets we serve.
      We operate in a highly competitive environment and in an industry that is currently subject to significant changes due to business consolidations, new strategic alliances and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location and quality of provider network, benefits provided, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. In addition, changes resulting from the new Medicare legislation may bring additional competitors into our market area. As a result, we may be unable to increase or maintain our membership.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.
      The providers with whom we contract who are involved in medical care decisions may be exposed to the risk of medical malpractice claims. A small percentage of these providers do not have malpractice insurance. Although our network providers are independent contractors, claimants sometimes allege that a managed care organization such as us should be held responsible for alleged provider malpractice, and some courts have permitted that theory of liability. In addition, managed care organizations may be sued directly for alleged negligence, such as in connection with the credentialing of network providers or for improper denials or delay of care. In addition, Congress and several states are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. From time to time, we are party to various other litigation matters, some of which seek monetary damages. We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we might incur substantial expense in defending these or future lawsuits or indemnifying third parties with respect to the results of such litigation. We maintain errors and omissions insurance with a policy limit of $10 million and other insurance coverage and, in some cases, indemnification rights that we believe are adequate based on industry standards. However, potential liabilities may not be covered by insurance or indemnity, our insurers or indemnifying parties may dispute coverage or may be unable to meet their obligations or the amount of our insurance or indemnification coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Negative publicity regarding the managed care industry may harm our business and operating results.
      In the past, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.
Risks Related to Our Medicare Part D Program

We cannot anticipate all of the details regarding the Federal government’s regulation of the Part D program.
      Although CMS has released regulations on Part D, some important requirements related to the implementation of the Part D prescription drug benefit have not yet been released by the Federal government. This will create challenges for planning and implementation of our PDP’s, and there is no assurance that Congress or CMS will not alter the program in a manner that will be detrimental to us.

The development of our PDP’s may divert the attention and time of our employees from our other operations.
      We will incur significant expenditures of time and resources in developing our PDP’s, and we may need to divert human resources from other areas of our company. Although we believe that we have the capability to meet our staffing needs, it is possible that the fulfillment of our administrative duties in other areas may suffer.

We must submit bids to CMS in order to become a PDP sponsor in each region, and there is no guarantee that our bids will be accepted, or, if accepted, that they will be competitive.
      A PDP sponsor must submit bids to CMS for approval in each region in which it intends to become a sponsor. While we will submit all required bids, we cannot assure you that all of our bids will be accepted by CMS. Further, we cannot be certain that, if approved, our products will be competitive, as compared to other PDP’s.

We may not qualify to participate in the enrollment of low-income Medicare beneficiaries who will comprise a large part of the Part D market.
      In order for a PDP to be eligible to receive premium for Medicare beneficiaries who are also eligible for Medicaid (“dual-eligibles”) (who will be automatically assigned to PDP’s) and other low income Medicare beneficiaries, its bid must be below a benchmark that will not be known until all bids have been received and accepted by CMS. We cannot assure you that our bids will qualify in any or all regions.

We can only make assumptions about the utilization of benefits in our PDP’s.
      We are making actuarial assumptions about the utilization of benefits in our PDP’s. Since Part D is a newly created program, there is no historical basis for these assumptions, and we cannot assure you that these assumptions will prove to be correct and that premiums will be sufficient to cover benefits.

We expect to encounter significant competition for our PDP’s.
      Part D is a new program and the competitive landscape is uncertain. We expect to encounter competition from other PDP sponsors, some of whom may have significantly greater resources and brand recognition than we do. Our marketing arrangement with CVS is non-exclusive and CVS may enter into marketing arrangements with our competitors. We cannot predict whether we will be able to effectively compete in this new market.

The market may not accept Part D as a whole, or our PDP’s specifically, which may reduce our anticipated revenues.
      We cannot assure you that the market will accept the Part D program or will acquire insurance from our PDP sponsors. Therefore our anticipated sales under, and revenues derived from, our Part D program may be significantly lower than our current expectations.

The costs of developing and marketing our PDP’s may exceed our current expectations.
      We currently estimate that during the remainder of 2005, we will incur approximately $5.0 million of incremental out-of-pocket costs relating to product development, systems upgrades, administration and marketing costs in connection with the development of our PDP’s before we earn any revenues from the program starting in 2006. Additionally, we anticipate that we will be funding up to $15 million in costs that will be capitalized. The amount of costs could vary based upon the size of membership in our PDP’s. Given the uncertainties and risks described above, the cost of developing PDP’s that will allow us to effectively compete in this new market could exceed our current expectations.
Risks Related to the Insurance Business

We may not be able to compete successfully with competitors that have greater resources than we do.
      We sell our products in highly competitive markets. We compete with large national insurers, smaller regional insurers and specialty insurers. Many insurers are larger and have greater resources and higher financial strength ratings than we do. In addition, we are subject to competition from insurers with broader product lines. We also may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from additional private insurance carriers introducing products similar to those offered by us. Our future success will depend, in part, on our ability to effectively enhance our current products and claims processing capabilities and to develop new products in the changing health care environment on a timely and cost-effective basis.

We may not be able to compete successfully if we cannot recruit and retain insurance agents.
      We distribute our products principally through career agents and independent agents who we recruit and train to market and sell our products. We also engage managing general agents from time to time to recruit agents and develop networks of agents in various states. We compete with other insurance companies for productive agents, primarily on the basis of our financial position, support services, compensation and product features. It can be difficult to successfully compete with larger insurance companies that have higher financial strength ratings than we do for productive agents. Our business and ability to compete will suffer if we are unable to recruit and retain insurance agents or if we lose the services provided by our managing general agents.

Governmental regulation could affect our profitability.
      Our insurance company subsidiaries are subject to regulation and supervision by the insurance departments of their domiciliary jurisdictions. Each is also subject to regulation and supervision by the insurance department of each of the other states in which they are admitted to do business. Such supervision and regulation are largely for the benefit and protection of policyholders and not shareholders. Such regulation and supervision by the insurance departments extend, among other things, to the declaration and payment of dividends by our insurance company subsidiaries, the setting of rates to be charged for some types of insurance, the granting and revocation of licenses to transact business, the licensing of agents, monitoring market conduct, approval of forms, establishment of reserve requirements, regulation of maximum commissions payable, mandating some insurance benefits, claims practices, maintenance of minimum surplus requirements, and the form and content of financial statements required by statute. Our failure to comply with legal or regulatory restrictions could result in our inability to engage in some businesses or an obligation to pay fines or make restitution, which could affect our profitability. State insurance regulators and the National Association of Insurance Commissioners (“NAIC”) continually reexamine existing laws and regulations, and may impose changes in the future that materially adversely affect our business, results of operations and financial condition. In particular, rate rollback legislation and legislation to control premiums, policy terminations and other policy terms may affect the amount we may charge for insurance premiums. Some states currently limit rate increases on long term care insurance products and other states have considered doing so. Because insurance premiums are our primary source of income, our net income may be reduced by any of these changes.

We may be required to refund or reduce premiums if our premium rates are determined to be too high.
      Insurance regulators require that we maintain minimum statutory loss ratios on some of the insurance products that we sell. We must therefore pay out, on average, a specified minimum percentage of premiums as benefits to policyholders. State regulations also mandate the manner in which insurance companies may compute loss ratios and the manner in which compliance is measured and enforced. If our insurance products are not in compliance with state mandated minimum loss ratios, state regulators may require us to refund or reduce premiums.

Recently enacted and pending or future legislation could affect our income.
      During recent years, the health insurance industry has experienced substantial changes, primarily caused by healthcare legislation. Recent Federal and state legislation and legislative proposals relating to healthcare reform contain features that could severely limit or eliminate our ability to vary our pricing terms or apply medical underwriting standards with respect to individuals, which could increase our loss ratios and decrease our profitability. In 2003, Congress passed the Medicare Modernization Act of 2003. Although there are several components to this Medicare reform bill that may have an impact on our Medicare Supplement business, two fundamental components will be most relevant. First, the bill establishes a prescription drug benefit under Medicare and a mechanism for private insurers to offer this program. Second, the bill contains significant incentives designed to improve current Medicare + Choice (now known as Medicare Advantage) plans, and to encourage new Medicare Advantage plans to enter the market on a favorable basis. The legislation may create some downward pressure on our Medicare Supplement sales, largely because the increased government reimbursements for managed care plans will encourage HMOs to add benefits to existing plans or add new plans, in more jurisdictions. In addition, an increase in the market acceptance of Medicare Advantage plans may adversely affect our persistency. If the legislation leads to a significant increase in the number of Medicare beneficiaries enrolled in health maintenance organizations, sales of our Medicare Supplement products may decrease since the product provides benefits that supplement the coverage provided by traditional Medicare. This could have a material adverse effect on our business, financial condition and results of operations.

We have stopped selling new long term care insurance and the premiums that we charge for the policies that remain in force may not be adequate to cover the claims expenses that we incur.
      We have concluded that the sale of long term care insurance does not fit within our strategic or financial goals. We began to curtail the sale of new business in 2003, and stopped all new sales at the end of 2004. As of March 31, 2005, approximately, $42 million of premium remains in force, of which we retain approximately $27 million. Although the entire block of business was slightly profitable in 2004, we have incurred substantial losses from a block of home health care business that we stopped selling in 1999. There can be no assurance that current premiums we charge will be adequate to cover the claims expenses that we will incur in the future. There is also no assurance that rate increases that we may seek will be approved by the applicable state regulators or, if approved, will be adequate to fully mitigate adverse loss experience.

Tax law changes could adversely affect our sales and profitability.
      We sell deferred annuities and some forms of life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to Federal income tax on increases in policy values until some form of distribution is made. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance which, if enacted, could make these products less attractive to consumers. We do not believe that Congress is now actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance. However, it is possible that the tax treatment of annuities or life insurance could change as a result of legislation, Internal Revenue Service regulations, or judicial decisions. The reduction or loss of these tax advantages could reduce our sales of life and annuity products and their profitability.

Insurance companies are frequently the targets of litigation, including class action litigation that could result in substantial judgments.
      A number of civil jury verdicts have been returned against insurers in the jurisdictions in which we do business involving insurers’ sales practices, alleged agent misconduct, discrimination and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers’ sales practices, insurers have made material settlement payments. We may also face lawsuits from insureds who dispute our refusal to pay claims made by them. From time to time we are involved in such litigation or, alternatively, in arbitration. We cannot predict the outcome of any such litigation or arbitration. Because litigation and jury trials are inherently unpredictable and some amounts sought by plaintiffs are large, there can be no assurance that any litigation involving us will not have a material adverse effect on our business, financial condition or results of operations.
Risks Related to Our Common Stock and the Offering

Price volatility could affect the market price of our stock.
      The market price of our common stock could be subject to significant fluctuations in response to our operating results, developments relating to us, our competitors, the regulatory environment, claims experience, general economic conditions and other external factors. In addition, in recent years the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock.

We are effectively controlled by our principal shareholder.
      Approximately 45% of our outstanding common stock is owned by Capital Z Financial Services Fund II, L.P., a private investing entity, and its affiliates (collectively, “Capital Z”) prior to giving effect to this offering. See “Principal and Selling Shareholder.” Our board of directors consists of nine members. Under a shareholders agreement we entered into in 1999 with Capital Z and Richard A. Barasch, our Chairman and CEO, the parties are obligated to vote for directors designated as follows:

•	four nominated by Capital Z,

•	two nominated by Mr. Barasch, and

•	three nominated by our board of directors.

      After the completion of this offering these provisions will continue to be in effect, except that only three directors may be designated by Capital Z and four directors shall be designated by our board of directors. Accordingly, Capital Z currently is, and will continue to be, able to exert a significant amount of influence over our corporate actions, including any matters which require a vote of our board of directors or our shareholders, and can disapprove matters submitted to a supermajority vote of our shareholders. This concentration of ownership and control by Capital Z could delay or prevent a change in control of our holding company which change in control could be advantageous to other shareholders, or depress the trading market for our common stock.

Certain provisions of our certificate of incorporation, applicable state laws and our 1998 Incentive Compensation Plan (the “1998 Plan”) could delay, deter or prevent a change of control of our company that our shareholders might consider to be in their best interests and may make it more difficult to replace members of our board of directors and have the effect of entrenching management.
      Certain provisions contained in our certificate of incorporation, applicable state law provisions and change-of-control provisions contained in our 1998 Plan, may delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider to be in their best interests. For instance, they may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover contest. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. Our certificate of incorporation and the New York Business Corporation Law contain anti-takeover provisions, which are intended to make it more difficult for control of our holding company to be obtained by a bidder who has not been approved by our board of directors. We are regulated as an insurance holding company by the jurisdictions in which our insurance company subsidiaries are incorporated. These laws require prior approval by the regulators of changes in control of an insurer. Generally, these laws require notice to the insurer and prior written approval of the insurance regulator of the jurisdiction in which the insurance company is organized. Under these laws anyone acquiring a specified percentage of our outstanding common stock or other voting securities would be presumed to have acquired control of us, unless such presumption is rebutted. The specified percentage is 5% under Florida insurance law, 10% under the insurance laws of the other relevant United States jurisdictions (Kansas, New York, Pennsylvania and Texas), and 10% under Canadian law. Our 1998 Plan generally provides for immediate vesting of all awards, including stock options, restricted stock and stock appreciation rights, in the event of a “change of control.” These provisions may operate to make it more difficult to replace members of our board of directors and may have the effect of entrenching management regardless of their performance. In addition, these provisions may hinder the efforts of a potential acquirer to gain control of us, or a substantial block of our stock, thus possibly depriving existing shareholders of a favorable market opportunity.

Future sales of our common stock, or the perception that future sales may occur, could adversely affect the market price of our common stock.
      Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital in the future through stock offerings. Assuming the sale of all of the shares offered in this prospectus supplement, we will have 57,735,038 shares of our common stock outstanding. We will also have reserved for issuance: (i) a total of 6,977,376 additional shares of our common stock for our 1998 Plan and (ii) 18,638 additional shares of our common stock for our Regional Equity Plan. We have filed with the Securities and Exchange Commission a registration statement on Form S-8 for a total of 5,524,292 shares of our common stock for the shares reserved for issuance for our 1998 Plan. As of May 1, 2005, a total of 28,831,000 of our outstanding shares of common stock were held by our affiliates. As of May 1, 2005, a total of 27,144,242 shares were owned by Capital Z and Richard Barasch are subject to a registration rights agreement pursuant to which these shareholders have the right, within specified limitations, to demand registration of their shares in a public offering and pursuant to which these shareholders have the right to participate in our other public offerings.

USE OF PROCEEDS
      We estimate that the proceeds from the sale of the common stock offered by us will be approximately $44.2 million, after deducting underwriting discounts and estimated offering expenses. We intend to use the proceeds to us to provide capital for our senior healthcare initiatives, including our Part D and Medicare Advantage products, and for working capital and other general corporate purposes. If the over-allotment option is exercised and the aggregate net proceeds of the offering to us exceed $60 million, we will use one-half of the excess over $60 million to repay indebtedness under the term loan portion of our credit facility, as amended. As of April 1, 2005, the outstanding principal balance of the term loan was $99.75 million and the interest rate was 5.1%. Principal repayments under the term loan are scheduled at $1.31 million per quarter with a final payment of $80.1 million due upon maturity at March 31, 2009. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

CAPITALIZATION
      The table below describes our capitalization as of March 31, 2005 on an actual basis and as adjusted to give effect to this offering and the application of the proceeds that we receive from this offering, which we estimate will be $44.2 million after deducting underwriting discounts and estimated offering expenses. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

	March 31, 2005

	Actual	As Adjusted

	(In thousands except per
	share data)
Debt:
Loan payable	$99,750	$99,750
Other long term debt	75,000	75,000

Total Debt	174,750	174,750
Shareholders’ equity:
Common stock, par value $.01 per share, 100,000,000 shares authorized; 55,765,511 issued and outstanding actual; 57,765,511 shares issued and outstanding as adjusted	558	578
Additional paid-in capital	176,650	220,789
Accumulated other comprehensive income	32,670	32,670
Retained earnings	222,401	222,401
Less 50,920 shares of common stock held in treasury, at cost	(397)	(397)

Total shareholders’ equity	431,882	476,041

Total capitalization	$606,632	650,791

Book value per share (basic)	$7.75	$8.25
      The table above does not include:

•	5,359,128 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $6.46 outstanding under our 1998 Plan as of March 31, 2005 and an additional 1,618,248 shares of common stock available for future grants under our 1998 Plan after the completion of this offering; and

•	18,698 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $5.05 outstanding under our Regional Equity Plan as of March 31, 2005. No additional shares of common stock are available for future grants under our Regional Equity Plan.

PRICE RANGE OF OUR COMMON STOCK
      Our common stock has been traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol “UHCO” since May 12, 1983. The following table sets forth the high and low sales prices per share of common stock as reported on the Nasdaq National Market for the periods indicated.

	Common Stock

Period	High	Low

2003
First Quarter	6.06	5.20
Second Quarter	6.99	5.60
Third Quarter	9.40	5.95
Fourth Quarter	12.45	8.50
2004
First Quarter	12.82	9.36
Second Quarter	12.50	10.00
Third Quarter	12.95	10.29
Fourth Quarter	16.01	11.07
2005
First Quarter	18.48	14.16
Second Quarter (through June 16, 2005)	23.85	16.26
      On June 16, 2005, the last reported sale price of our common stock, as reported on the Nasdaq National Market, was $23.61 per share. As of June 16, 2005, we had approximately 1,650 stockholders of record, including record holders on behalf of an indeterminate number of beneficial holders. We believe that the aggregate number of beneficial owners of our common stock is in excess of 16,500.
DIVIDEND POLICY
      We have neither declared nor paid dividends on our common stock and no such dividends are likely in the foreseeable future. Any future decision to pay dividends will be made by our board of directors in light of conditions existing at the time, including our results of operations, financial condition and requirements, loan covenants, insurance regulatory restrictions, business conditions and other factors. In addition, our ability to pay cash dividends, if and when we should wish to do so, would depend on the ability of our subsidiaries to pay dividends to our holding company and on our compliance with the covenants in our credit facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The table below provides selected financial data and other operating information for the five fiscal years ended December 31, 2004, for the three months ended March 31, 2004 and 2005 and as of December 31, 2004 and March 31, 2005. We derived the selected financial data presented below for the five fiscal years ended December 31, 2004 and as of December 31, 2004, from our audited financial statements, which were audited by Ernst & Young LLP, our independent auditors. We derived the selected financial data for the three months ended March 31, 2004 and 2005 and as of March 31, 2005 from our unaudited financial statements. We prepared our unaudited financial statements on the same basis as our audited financial statements and included all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data. We have prepared the following data, other than statutory data, in conformity with generally accepted accounting principles. Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read this selected financial data together with our financial statements and the notes to those financial statements as well as the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Three Months Ended
	Year Ended December 31,					March 31,

	2000(1)	2001	2002	2003(2)	2004(3)	2004	2005

	(In thousands, except per share and other data)
Income Statement Data:
Direct premium and policyholder fees	$451,323	$513,575	$586,686	$700,415	$858,821	$190,306	$253,344
Reinsurance premium assumed	3,055	2,549	5,075	27,042	35,682	9,533	9,069
Reinsurance premium ceded	(234,625)	(286,918)	(325,184)	(280,489)	(249,419)	(63,987)	(60,145)

Net premium and other policyholder fees	219,753	229,206	266,577	446,968	645,184	135,852	202,268
Net investment income	56,945	57,812	57,716	61,075	65,191	16,078	16,681
Realized gains (losses)	146	3,078	(5,083)	2,057	10,647	3,591	1,073
Fee and other income	7,247	10,847	12,313	12,648	14,323	3,135	4,180

Total revenues	284,091	300,943	331,523	522,748	735,345	158,656	224,202
Total benefits, claims and other deductions	251,025	257,580	287,493	456,269	638,877	137,471	199,545

Income before taxes	33,066	43,363	44,030	66,479	96,468	21,185	24,657
Income tax expense	10,181	14,438	13,903	23,427	32,597	7,309	8,585

Net income	$22,885	$28,925	$30,127	$43,052	$63,871	$13,876	$16,072

Per Share Data:
Earnings per share:
Basic	$0.49	$0.58	$0.57	$0.80	$1.17	$0.26	$0.29
Diluted	0.49	0.57	0.56	0.78	1.13	0.25	0.28
Book value per share:
Basic	$3.72	$4.38	$5.42	$6.41	$7.60	$6.83	$7.75

	December 31, 2004	March 31, 2005

Balance Sheet Data:
Total cash and investments	$1,378,339	$1,382,306
Total assets	2,017,088	2,047,058
Policyholder related liabilities	1,343,026	1,362,425
Outstanding bank debt	101,063	99,750
Trust preferred securities	75,000	75,000
Shareholders’ equity	419,421	431,882
Data Reported to Regulators(4):
Statutory capital and surplus	$183,136	$194,952
Asset valuation reserve	2,423	2,640

Adjusted capital and surplus	$185,559	$197,592

(1)	Includes the results of American Insurance Administration Group, Inc. since its acquisition on January 6, 2000, and Capitated Health Care Services, Inc. since its acquisition on August 10, 2000.

(2)	Includes the results of The Pyramid Life Insurance Company since its acquisition on March 31, 2003.

(3)	Includes the results of Heritage Health Systems, Inc. since its acquisition on May 28, 2004.

(4)	Includes capital and surplus of Penncorp Life Insurance Company of C$57,398 as of December 31, 2004 and C$59,313 as of March 31, 2005, as reported to the Office of the Superintendent of Financial Institutions Canada, converted at the related exchange rates of C$0.8320 per U.S. $1.00 as of December 31, 2004 and C$0.8262 per U.S. $1.00 as of March 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following analysis of our consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements and related consolidated footnotes which are incorporated by reference.
Overview
      Our principal business segments are based on product and include: Senior Market Health Insurance, Senior Managed Care — Medicare Advantage, Specialty Health Insurance, Life Insurance/ Annuities and Senior Administrative Services. We also report the activities of our holding company in a separate segment. A description of these segments follows:
      Senior Market Health Insurance — This segment consists primarily of our Medicare Supplement business and other senior market health products distributed through our career agency sales force and through our network of independent general agencies.
      Senior Managed Care — Medicare Advantage — Our Senior Managed Care — Medicare Advantage segment includes the operations of Heritage and our other initiatives in managed care for seniors. Heritage operates Medicare Advantage plans in Houston and Beaumont, Texas, and Medicare Advantage private fee-for-service plans in New York and Pennsylvania.
      Specialty Health Insurance — Our Specialty Health Insurance segment includes specialty health insurance products, primarily fixed benefit accident and sickness disability insurance, sold to the middle-income self-employed market in the United States and Canada. Even though the primary focus of this field force in the United States has shifted to the core senior market products, a significant number of our United States career agents and all of the Canadian career agents continue to actively market these products. This segment also includes certain products that we no longer sell, such as long term care and major medical. This segment’s products are distributed primarily by our career agents.
      Life Insurance/ Annuities — This segment includes all of the life insurance and annuity business sold in the United States. This segment’s products include senior, traditional and universal life insurance and fixed annuities and are distributed through both independent general agents and our career agency distribution systems.
      Senior Administrative Services — Our administrative services subsidiary, CHCS Services, acts as a third party administrator and service provider of senior market insurance products and geriatric care management for both affiliated and unaffiliated insurance companies. The services provided include policy underwriting and issuance, telephone and face-to-face verification, policyholder services, claims adjudication, case management, care assessment and referral to health care facilities.
      Corporate — Our Corporate segment reflects the activities of our holding company, including debt service, certain senior executive compensation, and compliance with regulatory requirements resulting from our status as a public company.
      Intersegment revenues and expenses are reported on a gross basis in each of the operating segments but eliminated in the consolidated results. These intersegment revenues and expenses affect the amounts reported on the individual financial statement line items, but are eliminated in consolidation and do not change income before taxes. The significant items eliminated include intersegment revenue and expense relating to services performed by the Senior Administrative Services segment for our other segments and interest on notes payable or receivable between the Corporate segment and the other operating segments.
Critical Accounting Policies
      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of assets and liabilities reported by us at the date of the financial statements and the revenues and expenses reported during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates may be revised and reflected in operating results. Actual results could differ from those estimates. Accounts that, in our judgment, are most critical to the preparation of our financial statements include policy liabilities and accruals, deferred policy acquisition costs, intangible assets, valuation of certain investments and deferred income taxes.

Policy-related liabilities
      We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use in the pricing of our products. For our accident and health insurance business, we establish an active life reserve for expected future policy benefits, plus a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra contractual damage awards. Therefore, the reserves and liabilities we establish are based on extensive estimates, assumptions and prior years’ statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of acquired policy liabilities is subject to similar estimates and assumptions. Establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders’ equity.

Deferred policy acquisition costs
      The cost of acquiring new business, principally non-level commissions and agency production, underwriting, policy issuance, and associated costs, all of which vary with, and are primarily related to the production of new and renewal business, are deferred. For interest-sensitive life and annuity products, these costs are amortized in relation to the present value of expected gross profits on the policies arising principally from investment, mortality and expense margins in accordance with SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” For other life and health products, these costs are amortized in proportion to premium revenue using the same assumptions used in estimating the liabilities for future policy benefits in accordance with SFAS No. 60, “Accounting and Reporting by Insurance Enterprises.”
      The determination of expected gross profits for interest-sensitive products is an inherently uncertain process that relies on assumptions including projected interest rates, the persistency of the policies issued as well as anticipated benefits, commissions and expenses. It is possible that the actual profits from the business may vary materially from the assumptions used in the determination and amortization of deferred acquisition costs. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

Present value of future profits and other intangibles
      Business combinations accounted for as a purchase result in the allocation of the purchase consideration to the fair values of the assets and liabilities acquired, including the present value of future profits, establishing such fair values as the new accounting basis. The present value of future profits is based on an estimate of the cash flows of the in force business acquired, discounted to reflect the present value of those cash flows. The discount rate selected depends upon the general market conditions at the time of the acquisition and the inherent risk in the transaction. Purchase consideration in excess of the fair value of net assets acquired, including the present value of future profits and other identified intangibles, for a specific acquisition, is allocated to goodwill. Allocation of purchase price is performed in the period in which the purchase is consummated. Adjustments, if any, in subsequent periods relate to resolution of pre-acquisition contingencies and refinements made to estimates of fair value in connection with the preliminary allocation.
      Amortization of present value of future profits is based upon the pattern of the projected cash flows of the in-force business acquired, over weighted average lives ranging from six to forty years. Other identified intangibles are amortized over their estimated lives.
      On a periodic basis, management reviews the unamortized balances of present value of future profits, goodwill and other identified intangibles to determine whether events or circumstances indicate the carrying value of such assets is not recoverable, in which case an impairment charge would be recognized. Management believes that no impairments of present value of future profits, goodwill or other identified intangibles existed as of March 31, 2005.

Investment valuation
      Fair value of investments is based upon quoted market prices, where available, or on values obtained from independent pricing services. For certain mortgage and asset-backed securities, the determination of fair value is based primarily upon the amount and timing of expected future cash flows of the security. Estimates of these cash flows are based upon current economic conditions, past credit loss experience and other circumstances.
      We regularly evaluate the amortized cost of our investments compared to the fair value of those investments. Impairments of securities generally are recognized when a decline in fair value below the amortized cost basis is considered to be other-than-temporary. Generally, we consider a decline in fair value to be other-than-temporary when the fair value of an individual security is below amortized cost for an extended period and we do not believe that recovery in fair value is probable. Impairment losses for certain mortgage and asset-backed securities are recognized when an adverse change in the amount or timing of estimated cash flows occurs, unless the adverse change is solely a result of changes in estimated market interest rates and we intend to hold the security until maturity. The cost basis for securities determined to be impaired are reduced to their fair value, with the excess of the cost basis over the fair value recognized as a realized investment loss.

Income taxes
      We use the liability method to account for deferred income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of a change in tax rates.
      We establish valuation allowances on our deferred tax assets for amounts that we determine will not be recoverable based upon our analysis of projected taxable income and our ability to implement prudent and feasible tax planning strategies. Increases in these valuation allowances are recognized as deferred tax expense. Subsequent determinations that portions of the valuation allowances are no longer necessary are reflected as deferred tax benefits. To the extent that valuation allowances were established in conjunction with acquisitions, changes in those allowances are first applied to increasing or decreasing the goodwill (but not below zero) or other intangibles related to the acquisition and then applied as an increase or decrease in income tax expense.
Significant Transactions

Medicare Part D
      On March 23, 2005, we announced that we established a strategic alliance with PharmaCare to offer Part D prescription drug benefit coverage. Three of our insurance subsidiaries have filed applications with CMS to become a PDP sponsor in 32 of the 34 CMS PDP regions. PharmaCare, a leading pharmacy benefit manager, will provide comprehensive pharmacy benefit management services to our companies for this program, and the PDP sponsors will reinsure approximately 50% of the premium to an affiliate of PharmaCare. The products will be sold by our field force which consists of approximately 1,800 career agents, as well as approximately 29,000 independent agents. As part of the strategic alliance, CVS will assist in marketing the products through its approximately 5,400 CVS/pharmacy stores, subject to the CMS guidelines. Although CVS has agreed to promote our PDP’s on a preferred basis, CVS is not precluded from entering into marketing arrangements with other PDP sponsors. We believe that this program has the potential to have a meaningful impact on our business. We estimate that during the remainder of 2005, we will expense approximately $5.0 million of incremental out of pocket costs relating to product development, systems development and upgrades, administration and marketing costs, before we earn any revenues from the program starting in 2006. The amount of costs could vary based upon the size of membership in our PDP’s. Additionally, we anticipate that we will be funding up to $15 million in costs that will be capitalized.
      There are significant risks associated with our participation in the Part D programs. See “Risk Factors — Risks Related to Our Medicare Part D Program.”

Acquisition of Heritage Health Systems, Inc.
      On May 28, 2004, we acquired Heritage, a privately owned managed care company that operates Medicare Advantage plans in Houston and Beaumont, Texas, for $98 million in cash plus transaction costs of $1.6 million. The acquisition was financed with $66.5 million of net proceeds derived from the amendment of our credit facility and $33.1 million of cash on hand. As of the date of acquisition, Heritage had approximately 16,000 Medicare members and annualized revenues of approximately $140 million. Operating results generated by Heritage prior to the date of acquisition are not included in our consolidated financial statements.

Acquisition of Pyramid Life Insurance Company
      On March 31, 2003, we acquired all of the outstanding common stock of Pyramid Life Insurance Company (“Pyramid Life”). Pyramid Life specializes in selling health and life insurance products to the senior market, including Medicare Supplement and Select, long term care, life insurance, and annuities. With this acquisition, we acquired a $120 million block of in-force business, as well as a career sales force that is skilled in selling senior market insurance products. Pyramid Life markets its products in 30 states through a career agency sales force of over 1,000 agents operating out of 39 Senior Solutions® Sales Centers. Following a transition period that took approximately ten months, the Pyramid Life business was fully transitioned into our existing operations. Operating results generated by Pyramid Life prior to the date of acquisition are not included in our consolidated financial statements.

Recapture of Reinsurance Ceded
      Effective April 1, 2003, we entered into agreements to recapture approximately $48 million of Medicare Supplement business that had previously been reinsured to Transamerica Occidental Life Insurance Company, Reinsurance Division (“Transamerica”) under two quota share contracts. No ceding allowance was paid in the recapture and we currently retain 100% of the risks on the $48 million of Medicare Supplement business. There was no gain or loss reported on these recapture agreements.

Acquisition of Nationwide Block of Business
      In November 2002 we entered into an agreement with Nationwide Life Insurance Company (“Nationwide”) to acquire, through a 100% quota share reinsurance agreement, Nationwide’s individual Medicare Supplement policies. Approximately $22 million of annualized premium was in force at the date of acquisition.

Acquisition of Ameriplus
      On August 1, 2003, we acquired 100% of the outstanding common stock of Ameriplus Preferred Care, Inc. (“Ameriplus”). Ameriplus is engaged in the business of creating and maintaining a network of hospitals for the purpose of providing discounts to our Medicare Select policyholders. Ameriplus’ network is utilized in connection with Medicare Select policies written by our subsidiaries and can be offered to non-affiliated parties as well. Ameriplus receives network fees when premiums for these Medicare Select policies are collected.

Acquisition of Guarantee Reserve Marketing Organization
      Effective July 1, 2003, we entered into an agreement with Swiss Re and its newly acquired subsidiary, Guarantee Reserve Life Insurance Company (“Guarantee Reserve”), to acquire Guarantee Reserve’s marketing organization, including all rights to do business with its field force. The primary product sold by this marketing organization is low face amount whole life insurance, primarily for seniors. Beginning July 1, 2003, the Guarantee Reserve field force continued to write this business in Guarantee Reserve, with us administering all new business and assuming 50% of the risk through a quota share reinsurance arrangement. New business has been written by our subsidiaries with 50% of the risk ceded to Swiss Re beginning in the second quarter of 2004 as the products were approved for sale in each state.
Results of Operations — Consolidated Overview
      The following table reflects income from each of our segments and contains a reconciliation to reported net income:

				For the Three
				Months Ended
	For the Year Ended December 31,			March 31

	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Senior Market Health Insurance(1)	$8,564	$27,734	$35,407	$7,943	$6,830
Senior Managed Care — Medicare Advantage(1)	—	—	10,136	—	7,041
Specialty Health Insurance(1)	25,603	24,435	26,316	5,738	5,574
Life Insurance/Annuities(1)	14,207	11,981	13,370	3,244	4,040
Senior Administrative Services(1)	7,632	11,018	13,090	3,154	3,615
Corporate(1)	(6,893)	(10,746)	(12,498)	(2,485)	(3,516)
Realized gains (losses)	(5,083)	2,057	10,647	3,591	1,073

Income before income taxes(1)	44,030	66,479	96,468	21,185	24,657
Income taxes, excluding capital gains	15,682	23,325	28,871	6,052	8,209
Income taxes on capital gains (losses)	(1,779)	720	3,726	1,257	376
Income tax benefit on early extinguishment of debt	—	(618)	—	—	—

Total income taxes	13,903	23,427	32,597	7,309	8,585

Net income	$30,127	$43,052	$63,871	$13,876	$16,072

Per Share Data (Diluted):
Net income	$0.56	$0.78	$1.13	$0.25	$0.28

(1)	We evaluate the results of operations of our segments based on income before realized gains and income taxes. Management believes that realized gains and losses are not indicative of overall operating trends. This differs from generally accepted accounting principles, which includes the effect of realized gains in the determination of net income. The table above reconciles our segment income to net income in accordance with generally accepted accounting principles.

Three months ended March 31, 2005 and 2004
      Net income for the first quarter of 2005 increased 16% to $16.1 million, or $0.28 per diluted share, compared to $13.9 million, or $0.25 per diluted share in 2004. During the first quarter of 2005, we recognized realized gains, net of tax, of $0.7 million, or $0.01 per diluted share, compared to realized gains, net of tax, of $2.3 million, or $0.04 per diluted share in 2004. The realized gains in the first quarter of 2004 were generated at Penncorp Life (Canada) as a result of the sale of investments to fund the dividend of approximately $19.9 million paid to the parent company during the first quarter of 2004 and the tax payments made during the first quarter of 2004 relating to 2003 taxable income. See “— Liquidity and Capital Resources — Obligations of the Parent Company to Affiliates” for additional information regarding the dividend. Our overall effective tax rate was 34.8% for the first quarter of 2005 and 34.5% for the first quarter of 2004.
      Our Senior Market Health Insurance segment generated segment income of $6.8 million during the first quarter of 2005, a 14% decline compared to $7.9 million in 2004, primarily as a result of higher claim costs in our Medicare supplement lines.
      Our Senior Managed Care — Medicare Advantage segment generated segment income of $7.0 million during the first quarter of 2005. This segment includes the results of Heritage and our other initiatives in Medicare managed care, including our Medicare Advantage private fee-for-service plans, since our acquisition or inception during the second quarter of 2004.
      Our Specialty Health Insurance segment generated segment income of $5.6 million for the first quarter of 2005, compared to $5.7 million for the first quarter of 2004, primarily as a result of the strengthening of the Canadian dollar, offset by higher claim costs.
      Results for our Life Insurance and Annuities segment improved by $0.8 million, or 25%, to $4.0 million compared to the first quarter of 2004, primarily as a result of an increase in business and lower claim costs.
      Our Senior Administrative Services segment income improved by $0.5 million, or 15%, compared to the first quarter of 2004. This improvement was primarily a result of the growth in premiums managed.
      The loss from our Corporate segment increased by $1.0 million, or 42%, compared to the first three months of 2004. The increase was due to higher interest cost as a result of an increase in the amount of the debt outstanding during the year, relating to the amendment of our credit facility in connection with our acquisition of Heritage, and an increase in the weighted average interest rates, as compared to the first quarter of 2004.

Years ended December 31, 2004 and 2003
      Net income for 2004 increased 48% to $63.9 million, or $1.13 per share, compared to $43.1 million, or $0.78 per share in 2003. During 2004, we recognized realized gains, net of tax, of $6.9 million, or $0.12 per share, compared to realized gains, net of tax, of $1.3 million, or $0.02 per share in 2003. The realized gains in 2004 were generated at Penncorp Life (Canada) as a result of the sale of investments to fund the dividend of approximately $19.9 million paid to the parent company during the first quarter of 2004 and the tax payments made during the first quarter of 2004 relating to 2003 taxable income. See “— Liquidity and Capital Resources — Obligations of the Parent Company to Affiliates” for additional information regarding the dividend. Additionally, during the third quarter of 2004, we took the opportunity to realize investment gains as interest rates dropped during the year to make efficient use of our tax capital loss carryforwards. We believe that further opportunity for generating realized investment gains is limited. Our overall effective tax rate was 33.8% for 2004 and 35.2% for 2003.
      Our Senior Market Health Insurance segment results improved by $7.7 million, or 28%, to $35.4 million in 2004 compared to 2003, primarily as a result of the Pyramid Life business being included for a full year in

2004 compared to nine months in 2003 and increased retention of the Medicare Supplement business. We have increased our retention to 100% for all Medicare Supplement business sold beginning January 1, 2004.
      Our Senior Managed Care — Medicare Advantage segment includes the results of Heritage and our other initiatives in Medicare managed care, including our Medicare Advantage private fee-for-service plans, for the seven months since acquisition or inception.
      Our Specialty Health Insurance segment results improved by $1.9 million, or 8%, to $26.3 million in 2004 compared to 2003, primarily as a result of improvement in loss ratios, as well as the strengthening of the Canadian dollar, relative to the U.S. dollar.
      Results for our Life Insurance/Annuities segment improved by $1.4 million, or 12%, to $13.4 million in 2004 compared to 2003, primarily as a result of an increase in business and more favorable morbidity.
      Our Senior Administrative Services segment income improved by $2.1 million, or 19%, compared to 2003. This improvement was primarily a result of the growth in premiums managed.
      The loss from our Corporate segment increased by $1.8 million, or 16%, compared to 2003. The increase was due to higher interest cost as a result of an increase in the amount of the debt outstanding during the year, relating to the amendment of our credit facility in connection with our acquisition of Heritage, offset in part, by a reduction in the weighted average interest rates, as compared to the same period of 2003.

Years Ended December 31, 2003 and 2002
      Net income for 2003 increased 43%, to $43.1 million, or $0.78 per share, compared to $30.1 million, or $0.56 per share in 2002. During 2003, we recognized realized gains, net of tax of $1.3 million, or $0.02 per share, compared to realized losses, net of tax of $3.3 million, or $0.06 per share in 2002. The losses in 2002 were primarily a result of the recognition of an impairment of our WorldCom Inc. holdings. In connection with the acquisition of Pyramid Life on March 31, 2003, we refinanced our credit facility. As a result of the repayment of our existing debt, we were required to write off the unamortized portion of the fees we incurred for that debt. This resulted in a pre-tax, non-cash charge of $1.8 million (the “financing charge”), which is included in the operating loss of the Corporate segment. Our overall effective tax rate was 35.2% for 2003 as compared to 31.6% for 2002. Our 2002 results benefited from the release of a portion of a tax valuation reserve that added $0.03 per share. Excluding the release of the tax valuation allowance, the effective tax rate was 35.2% in 2002.
      Our Senior Market Health Insurance segment results increased by $19.2 million, or 224%, to $27.7 million in 2003 compared to 2002, primarily due to the addition of the Pyramid Life business since its acquisition on March 31, 2003 and growth and increased retention of the Medicare Supplement business. We had increased our retention, on average, to 75% for all Medicare Supplement business sold beginning January 1, 2003, from 50% in 2002.
      Our Specialty Health Insurance segment results decreased by $1.2 million, or 5%, to $24.4 million in 2003 compared to 2002, primarily as a result of an increase in loss ratios, offset by strengthening of the Canadian dollar.
      Results for our Life Insurance/Annuities segment declined by $2.2 million, or 16%, to $12.0 million in 2003 compared to 2002, primarily as a result of less favorable mortality.
      Our Senior Administrative Services segment income improved by $3.4 million, or 44%, compared to 2002. This improvement was primarily a result of the growth in premiums managed and the scheduled reduction in the amortization of intangible assets.
      The loss from our Corporate segment increased by $3.9 million, or 56%, compared to 2002, due primarily to the charge associated with the refinancing of our debt and the increase in financing costs and other parent company expenses. In connection with the acquisition of Pyramid Life, we refinanced our debt. The early extinguishment of the existing debt resulted in the immediate amortization of the related capitalized loan origination fees, resulting in a pre-tax expense of approximately $1.8 million. The increase in financing cost was due to an increase in the amount of the debt outstanding during the year, offset in part, by a reduction in the weighted average interest rates for the year, compared to 2002.
Segment Results — Senior Market Health Insurance

				For the Three Months
	For the Year Ended December 31,			Ended March 31

	2002	2003	2004	2004	2005

	(In thousands)
Premiums:
Direct and assumed	$394,047	$511,272	$576,345	$145,029	$148,454
Ceded	(289,121)	(243,215)	(221,022)	(57,778)	(50,592)

Net premiums	104,926	268,057	355,323	87,251	97,862
Net investment income	1,853	3,341	4,167	1,025	1,215
Other income	123	221	859	49	154

Total revenue	106,902	271,619	360,349	88,325	99,231

Policyholder benefits	73,482	184,493	246,019	62,300	71,269
Change in deferred acquisition costs	(10,201)	(21,914)	(32,878)	(8,684)	(8,618)
Amortization of intangible assets	112	1,823	1,973	554	540
Commissions and general expenses, net of allowances	34,945	79,483	109,828	26,212	29,210

Total benefits, claims and other deductions	98,338	243,885	324,942	80,382	92,401

Segment income	$8,564	$27,734	$35,407	$7,943	$6,830

Three months ended March 31, 2005 and 2004
      Our Senior Market Health Insurance segment generated segment income of $6.8 million during the first quarter of 2005, a 14% decline compared to $7.9 million in 2004, primarily as a result of higher claim costs in our Medicare supplement lines.
      Revenues. Net premiums for the Senior Market Health Insurance segment increased by $10.6 million, or 12%, compared to the first quarter of 2004, due to rate increases, new sales and increased retention of the Medicare supplement business.
      Net investment income increased by approximately $0.2 million, or 19%, compared to the first quarter of 2004, due primarily to growth in invested assets as a result of growth of our business in force.
      Benefits, Claims and Expenses. Policyholder benefits incurred increased by $9.0 million, or 14%, compared to the first quarter of 2004, as a result of the increase in net premiums and an increase in loss ratios. Overall loss ratios for the segment increased 140 basis points to 72.8% for the first quarter of 2005 compared to 71.4% for the first quarter of 2004. The change in deferred acquisition costs was $8.6 million for the first quarter of 2005, consistent with the change in the first quarter of 2004. The amortization of intangibles relates to intangibles recorded from the acquisition of Pyramid Life.

      Commissions and general expenses increased by $3.0 million, or 11%, compared to the first quarter of 2004, consistent with the increase in premiums. The following table details the components of commission and other operating expenses:

	For the Three Months
	Ended March 31,

	2004	2005

	(In thousands)
Commissions	$20,812	$21,288
Other operating costs	18,477	17,953
Reinsurance allowances	(10,079)	(13,029)

Commissions and general expenses, net of allowances	$29,210	$26,212

      The ratio of commissions to gross premiums decreased to 14.0% for the first quarter of 2005, from 14.7% for the first quarter of 2004, as a result of lower commission rates associated with the continued growth of our in force renewal premium, including the effects of better persistency and rate increases. Other operating costs as a percentage of gross premiums was 12.4% for the first quarter of 2005, consistent with the first quarter of 2004. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded also decreased to 19.9% for the first quarter of 2005 from 22.6% for the first quarter of 2004, primarily due to the reduction in new business ceded and the effects of normal lower commission allowances on our aging base of ceded renewal business.

Years ended December 31, 2004 and 2003
      Our Senior Market Health Insurance segment results improved by $7.7 million, or 28%, to $35.4 million in 2004 compared to 2003, primarily as a result of the inclusion of the results of operations of the Pyramid Life business for a full year in 2004 compared to only nine months in 2003 and increased retention of the Medicare Supplement business. We have increased our retention to 100% for all Medicare Supplement business sold beginning January 1, 2004.
      Revenues. Net premiums for the Senior Market Health Insurance segment increased by $87.3 million, or 33%, compared to 2003. Approximately $28.2 million, or 11%, relates to additional premiums from the Pyramid Life business as a result of the inclusion of the results of operations of the Pyramid Life business for a full year in 2004 compared to only nine months in 2003. $59.1 million, or 22%, is due to growth and increased retention of the Medicare Supplement business.
      Net investment income increased by approximately $0.8 million, or 25%, compared to 2003. The increase is due primarily to growth in invested assets due to growth in business.
      Benefits, Claims and Expenses. Policyholder benefits, including the change in reserves, increased by $61.5 million, or 33%, during 2004 compared to 2003, primarily as a result of the increased retention of the Medicare Supplement business noted above, the effect of a full year of the Pyramid Life operations and a modest increase in loss ratios. Overall loss ratios for the segment increased to 69.2% in 2004 compared to 68.8% in 2003, which accounted for $1.3 million of the increase in benefits. The additional quarter of the Pyramid Life business contributed $19.6 million and the growth and increased retention rate added the balance of $40.6 million to the increase.
      The change in deferred acquisition costs was $11.0 million more in 2004, compared to the amount in 2003. $3.7 million of this change is due to the Pyramid Life business being included for a full year in 2004 compared to nine months in 2003. The balance of $7.3 million is a result of growth and the increased retention of the Medicare Supplement business.
      The amortization of intangibles relates primarily to intangibles relating to the acquisition of Pyramid Life.
      Commissions and general expenses increased by $30.3 million, or 38%, in 2004 compared to 2003. $7.8 million of this increase is due to the inclusion of an additional quarter of the results of operations of the

Pyramid Life business and the balance of $22.5 million is due to higher net commission expense due to the growth and increased retention of the Medicare Supplement business. The following table details the components of commission and other operating expenses:

	2003	2004

	(In thousands)
Commissions	$78,014	$84,977
Other operating costs	61,236	72,269
Reinsurance allowances	(59,767)	(47,418)

Commissions and general expenses, net of allowances	$79,483	$109,828

      The ratio of commissions to gross premiums decreased to 14.7% during 2004, from 15.3% in 2003, as a result of the growth in the in force renewal premium from better persistency and rate increases. Other operating costs as a percentage of gross premiums increased to 12.5% during 2004 from 12.0% in 2003. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded also decreased to 21.5% during 2004 from 24.6% in 2003, primarily due to the reduction in new business ceded and the affects of normal lower commission allowances on an aging base of renewal ceded business.

Years ended December 31, 2003 and 2002
      Our Senior Market Health Insurance segment results increased by $19.2 million, or 224%, to $27.7 million in 2003 compared to 2002, primarily due to the inclusion of the results of operations of the Pyramid Life business since its acquisition on March 31, 2003 and growth and increased retention of the Medicare Supplement business. We had increased our retention, on average, to 75% for all Medicare Supplement business sold beginning January 1, 2003, from 50% in 2002.
      Revenues. Net premiums for the Senior Market Health Insurance segment increased by $163.1 million, or 156%, compared to 2002. Approximately $77.1 million, or 47% of the increase, related to additional premiums from the Pyramid Life business since its acquisition. $86.0 million, or 53% of the increase, is due to growth and increased retention of the Medicare Supplement business.
      Net investment income increased by approximately $1.5 million, or 80%, compared to 2002. The increase is due primarily to growth in invested assets due to growth in business.
      Benefits, Claims and Expenses. Policyholder benefits, including the change in reserves, increased by $111.0 million, or 151%, during 2003 compared to 2002, primarily as a result of increased retention of the Medicare Supplement business noted above and the inclusion of the results of operations of the Pyramid Life business, since its acquisition. This was partially offset by a decrease in loss ratios. Overall loss ratios for the segment decreased to 68.8% in 2003 compared to 70.0% in 2002, which decreased benefits by $1.3 million. The additional Pyramid Life business contributed $51.8 million of additional benefits expense and growth in business and the increased retention rate added the balance of $60.3 million to the increase.
      The change in deferred acquisition costs was $11.7 million more in 2003, compared to the amount in 2002. $7.5 million of this change was due to the addition of Pyramid Life business, since its acquisition. The balance of $4.2 million was a result of growth and the increased retention of the Medicare Supplement business.
      The amortization of intangibles relates primarily to intangibles relating to the acquisition of Pyramid Life.
      Commissions and general expenses increased by $44.5 million, or 127%, in 2003 compared to 2002. $24.2 million of this increase is due to the additional Pyramid business, since its acquisition on March 31, 2003 and the balance of $20.3 million is due to higher net commission expense due to the growth and increased retention of the Medicare Supplement business. The following table details the components of commission and other operating expenses:

	2002	2003

	(In thousands)
Commissions	$66,400	$78,014
Other operating costs	49,717	61,236
Reinsurance allowances	(81,172)	(59,767)

Commissions and general expenses, net of allowances	$34,945	$79,483

      The ratio of commissions to gross premiums decreased to 15.3% during 2003, from 16.9% in 2002, as a result of the growth in the in force renewal premium from better persistency and rate increases. Other operating costs as a percentage of gross premiums decreased to 12.0% during 2003 from 12.6% in 2002. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded also decreased to 24.6% during 2003 from 28.1% in 2002, primarily due to the reduction in new business ceded, the recapture of the Transamerica treaties, and the affects of normal lower commission allowances on an aging base of renewal ceded business.
Segment Results — Senior Managed Care — Medicare Advantage

				For the Three
	For the Year Ended			Months Ended
	December 31,			March 31,

	2002	2003	2004(2)	2004	2005

			(In thousands)
Net premiums	$—	$—	$93,011	$—	$52,837
Net and other investment income	—	—	517	—	440

Total revenue	—	—	93,528	—	53,277

Medical expenses	—	—	66,449	—	37,504
Amortization of intangible assets	—	—	1,901	—	756
Commissions and general expenses	—	—	15,042	—	7,976

Total benefits, claims and other deductions	—	—	83,392	—	46,236

Segment income	$—	$—	$10,136	$—	$7,041

Depreciation, amortization and interest	—	—	2,104	—	490

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)(1)	$—	$—	$12,240	$—	$7,531

(1)	In addition to segment income, we also evaluate the results of our Medicare Advantage segment based on earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies. It is also a measure that is included in the fixed charge ratio required by the covenants for our outstanding bank debt. Accordingly, these groups use EBITDA, along with other measures, to estimate the value of a company and evaluate our ability to meet its debt service requirements. While we consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to segment income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles).

(2)	Includes results for the seven months since acquisition or inception.
      Our Senior Managed Care — Medicare Advantage segment includes the operations of Heritage and our other initiatives in Medicare managed care, including our Medicare Advantage private fee-for-service plans. Heritage generates its revenues and profits from three sources. First, Heritage owns an interest in SelectCare, a health plan that offers coverage to Medicare beneficiaries under a contract with CMS. Next, Heritage operates three separate management service organizations (“MSO’s”) that manage the business of SelectCare and two affiliated independent physician associations (“IPA’s”). Lastly, Heritage participates in the profits derived from these IPA’s.
      Starting in June 2004, American Progressive, an insurance subsidiary of Universal American, began enrolling members in its private fee-for-service product, a Medicare Advantage program that allows its member to have more flexibility in the delivery of their health care services than other Medicare Advantage plans. In addition to premium received from CMS, American Progressive receives modest premium payments from the members.
      The components of the revenues and results within the segment are as follows:

	Year Ended		For the Three Months
	December 31, 2004(1)		Ended March 31, 2005

		Segment		Segment
	Revenues	Income	Revenues	Income

		(In thousands)
Health Plan	$90,497	$3,722	$49,667	$2,632
Affiliated IPA’s	58,517	5,619	28,765	2,718
MSO’s and Corporate	15,843	1,124	7,690	1,684
Private Fee-for-Service	3,333	(329)	3,357	7
Eliminations	(74,662)	—	(36,202)	—

Total	$93,528	$10,136	$53,277	$7,041

(1)	Includes results for the seven months since acquisition or inception.
      Intrasegment revenues are reported on a gross basis in each of the above components of the Medicare Advantage segment. These intrasegment revenues are eliminated in the consolidation for the segment totals. The eliminations include premiums received by the IPA’s from the Health Plan amounting to $28.7 million and management fees received by the MSO’s from the Health Plan and the IPA’s amounting to $7.5 million for the seven months ended December 31, 2004.
      Heritage operates a health plan through SelectCare, a PSO. SelectCare is a Medicare Advantage coordinated care plan operating in Beaumont and Houston, Texas, which had 16,100 members as of May 28, 2004 (the date of acquisition) and receives its premiums primarily from CMS. SelectCare makes capitated risk payments to four IPA’s or medical groups in the Houston and Beaumont regions, two of which are affiliated IPA’s. In addition, SelectCare retains the risk for certain other types of care, primarily out of area emergency and transplants. As of March 31, 2005, SelectCare had approximately 20,350 members enrolled. During the first quarter of 2005, SelectCare had revenues of $49.7 million and reported a medical loss ratio of 81.4%. For the seven months ended December 31, 2004, SelectCare had revenues of $90.5 million and had a medical loss ratio of 83.3%.
      Heritage participates in the profits from the two affiliated IPA’s that receive capitated payments from SelectCare. As of March 31, 2005, the affiliated IPA’s managed the care for approximately 14,300 SelectCare members. During the first quarter of 2005, the IPA’s earned $2.7 million on $28.8 million in revenues received from SelectCare. For the seven months ended December 31, 2004, Heritage earned $5.6 million on $58.5 million in fees received from SelectCare.
      Heritage owns three MSO’s that provide comprehensive management services to SelectCare and its affiliated IPA’s as part of long-term management agreements. Services provided include strategic planning, provider network services, marketing, finance and accounting, enrollment, claims processing, information systems, utilization review, credentialing and quality management. For the three months ended March 31, 2005, these MSO’s earned $1.7 million of income on $7.7 million of fees collected. For the seven months ended December 31, 2004, these MSO’s earned $1.1 million of income on $15.8 million of fees collected.

      As of March 31, 2005, American Progressive had 2,051 members enrolled in its private fee-for-service plans. During the first quarter of 2005, American Progressive collected $3.4 million of premium from CMS and the members, and reported a medical loss ratio of 75.0%. For the seven months ended December 31, 2004, American Progressive collected $3.3 million of premium from CMS and the members, and reported a medical loss ratio of 75.4%. In addition, American Progressive expensed approximately $0.4 million in start-up expenses, primarily during the second quarter of 2004.
Segment Results — Specialty Health Insurance

				For the Three Months
	For the Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(In thousands)
Premiums:
Direct and assumed	$164,034	$173,746	$174,343	$43,786	$43,109
Ceded	(29,815)	(29,131)	(26,561)	(6,152)	(5,683)

Net premiums	134,219	144,615	147,782	37,634	37,426
Net investment income	27,737	26,970	26,351	6,779	6,389
Other income	369	546	516	133	299

Total revenue	162,325	172,131	174,649	44,546	44,114

Policyholder benefits	88,371	97,204	96,836	24,895	25,382
Change in deferred acquisition costs	(11,838)	(10,553)	(8,292)	(1,502)	(1,969)
Commissions and general expenses, net of allowances	60,189	61,045	59,789	15,415	15,127

Total benefits, claims and other deductions	136,722	147,696	148,333	38,808	38,540

Segment income	$25,603	$24,435	$26,316	$5,738	$5,574

Three months ended March 31, 2005 and 2004
      Our Specialty Health Insurance segment generated segment income of $5.6 million for the first quarter of 2005, compared to $5.7 million for the first quarter of 2004, primarily as a result of the strengthening of the Canadian dollar, offset by higher claim costs. The operations of Penncorp Life (Canada), which are included in our Specialty Health segment results, are transacted using the Canadian dollar as the functional currency. The Canadian dollar strengthened relative to the U.S. dollar in 2005. The average conversion rate increased 8%, to C$0.8157 per U.S.$1.00 for the first quarter of 2005, from C$0.7583 per U.S.$1.00 for the first quarter of 2004. This strengthening added approximately $0.2 million of pre-tax income to the Specialty Health segment results compared to the first quarter of 2004.
      Revenues. Net premiums for the Specialty Health Insurance segment decreased by $0.2 million, or less than 1%, compared to the first quarter of 2004. Canadian business accounted for approximately 43% of the net premiums of this segment for the first quarter of 2005 and 40% of the net premiums for the first quarter of 2004. The stronger Canadian dollar generated an increase in premiums of approximately $1.2 million, which was offset by a reduction in long term care premium as a result of our decision to discontinue marketing that product, beginning in late 2003.
      Net investment income decreased by approximately $0.4 million, or 6%, compared to the first quarter of 2004. The decrease is due primarily to lower yields during the first quarter of 2005.
      Benefits, Claims and Expenses. Policyholder benefits incurred increased by $0.5 million, or 2%, compared to the first quarter of 2004, primarily as a result of higher loss ratios. Overall loss ratios for the segment increased to 67.8% during the first quarter of 2005 compared to 66.1% in the first quarter of 2004.

      The increase in deferred acquisition costs was $0.5 million more in the first quarter 2005 than the increase in the first quarter of 2004.
      Commissions and general expenses decreased by $0.3 million, or less than 1%, in the first quarter of 2005 compared to 2004, consistent with the decrease in net premium.

Years ended December 31, 2004 and 2003
      Our Specialty Health Insurance segment results improved by $1.9 million, or 8%, to $26.3 million in 2004 compared to 2003, primarily as a result of improvement in loss ratios, as well as the strengthening of the Canadian dollar. The operations of Penncorp Life (Canada), which are included in our Specialty Health segment results, are transacted using the Canadian dollar as the functional currency. The Canadian dollar strengthened relative to the U.S. dollar in 2004. The average conversion rate increased 8%, to C$0.7689 per U.S.$1.00 for 2004, from C$0.7141 per U.S.$1.00 for 2003. This strengthening added approximately $1.0 million of pre-tax income to the Specialty Health segment results for 2004, compared to 2003.
      Revenues. Net premiums for the Specialty Health Insurance segment increased by $3.2 million, or 2%, compared to 2003. Approximately $1.9 million of the increase relates to additional long term care and major medical premiums from the inclusion of the results of operations of Pyramid Life business for a full year in 2004 compared to only nine months in 2003. The balance of the increase is due to rate increases, offset by a reduction in long term care premium as a result of our decision to discontinue marketing that product, beginning in late 2003. Canadian business accounted for approximately 40% of the net premiums of this segment in 2004 and 38% of the net premiums in 2003, the increase attributed to the stronger Canadian dollar.
      Net investment income decreased by approximately $0.6 million, or 2%, compared to 2003. The decrease is due primarily to a combination of lower yields and a decrease in invested assets, due to the dividend paid by Penncorp Life (Canada) to our parent holding company in early 2004.
      Benefits, Claims and Expenses. Policyholder benefits, including the change in reserves, decreased by $0.4 million, or less than 1%, during 2004 compared to 2003, primarily as a result of improved loss ratios. Overall loss ratios for the segment declined to 65.5% in 2004 compared to 67.2% in 2003. During 2004 we recorded a non-recurring reduction in reserves in the amount of U.S. $1.3 million (C$1.8 million) which was identified during a review in connection with a conversion of the actuarial system used to determine reserves on our Canadian policies. Additionally, during 2004, we increased reserves on the runoff block of Florida home healthcare business by $1.4 million as a result of an actuarial study performed on this block.
      The increase in deferred acquisition costs was $2.3 million less in 2004, compared to the increase in 2003. This is as a result of a lower level of new business being written relative to the amortization of amounts previously capitalized.
      Commissions and general expenses decreased by $1.3 million, or 2%, in 2004 compared to 2003. Approximately $0.6 million of the decrease relates to reductions in general expenses and the balance relates to lower commission expense as a result of the reduction in new business sold.

Years ended December 31, 2003 and 2002
      Our Specialty Health Insurance segment results decreased by $1.2 million, or 5%, to $24.4 million in 2003 compared to 2002, primarily as a result of an increase in loss ratios, offset by strengthening of the Canadian dollar. The operations of Penncorp Life (Canada), which are included in our Specialty Health segment results, are transacted using the Canadian dollar as the functional currency. The Canadian dollar strengthened relative to the U.S. dollar in 2003. The average conversion rate increased 12%, to C$0.7141 per U.S. $1.00 for 2003, from C$0.6370 per U.S. $1.00 for 2002. This strengthening added approximately $1.5 million of pre-tax income to the Specialty Health segment results for 2003, compared to 2002.
      Revenues. Net premiums for the Specialty Health Insurance segment increased by $10.4 million, or 8%, compared to 2002. Approximately $6.7 million of the increase was related to premiums from the Pyramid

Life business since its acquisition. The remainder of the increase was primarily due to rate increases. Canadian business accounted for approximately 38% of the net premiums of this segment in 2003 and 43% of the net premiums in 2002.
      Net investment income decreased by approximately $0.8 million, or 3%, compared to 2002. The decrease was due primarily to lower yields on invested assets.
      Benefits, Claims and Expenses. Policyholder benefits, including the change in reserves, increased by $8.8 million, or 10%, during 2003 compared to 2002. Approximately $6.4 million of the increase was related to benefits from the Pyramid Life business since its acquisition. The balance was primarily a result of higher loss ratios. Overall loss ratios for the segment increased to 67.2% in 2003 compared to 65.8% in 2002. The increase in deferred acquisition costs was $1.3 million less in 2003, compared to the increase in 2002. This was the result of lower levels of new business being written relative to the amortization of amounts previously capitalized.
      Commissions and general expenses increased by $0.9 million, or 1%, in 2003 compared to 2002. The increase was due primarily to the additional Pyramid Life business, since its acquisition.
Segment Results — Life Insurance/Annuities

				For the Three Months
	For the Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(In thousands)
Premiums:
Direct and assumed	$36,091	$43,933	$61,543	$13,535	$17,978
Ceded	(7,342)	(7,793)	(11,506)	(2,327)	(3,838)

Net premiums	28,749	36,140	50,037	11,208	14,140
Net investment income	27,865	30,742	34,207	8,223	8,689
Other income	203	208	279	62	4

Total revenue	56,817	67,090	84,523	19,493	22,833

Policyholder benefits	20,572	26,411	34,844	7,567	8,988
Interest credited to policyholders	10,964	14,900	18,617	4,220	4,545
Change in deferred acquisition costs	(5,844)	(18,637)	(24,337)	(6,135)	(5,100)
Amortization of intangible assets	—	817	925	260	259
Commissions and general expenses, net of allowances	16,917	31,618	41,104	10,337	10,101

Total benefits, claims and other deductions	42,610	55,109	71,153	16,249	18,793

Segment income	$14,207	$11,981	$13,370	$3,244	$4,040

Three months ended March 31, 2005 and 2004
      Results for our Life Insurance and Annuities segment improved by $0.8 million, or 25%, to $4.0 million compared to the first quarter of 2004, primarily as a result of an increase in business and lower claim costs.
      Revenues. Net premiums for the segment increased by $2.9 million, or 26%, compared to the first quarter of 2004. Approximately $2.5 million of the increase relates to the net business produced by the former Guarantee Reserve field force. The balance relates to increased sales of our senior life product and an increase in policy fees on our interest sensitive life and annuity business as a result of the growth in the level of deposits for those products. Ceded premiums increased by approximately $1.5 million as a result of the Guarantee Reserve business. Prior to receiving approval to write the business through our insurance subsidiaries during the first quarter of 2004, 50% of the Guarantee Reserve business was assumed from Swiss Re. As we received the regulatory approvals, we wrote the business through our insurance subsidiaries and ceded 50% to Swiss Re.

      Our agents sold $15.5 million of fixed annuities during the first quarter of 2005 and $26.6 million during the first quarter of 2004. Annuity deposits are not considered premiums for reporting in accordance with generally accepted accounting principles. The reduction in annuity sales was the result of lower interest crediting rates on policy account balances and a decrease in minimum guaranteed crediting rates on our policies as compared to the crediting rates in 2004.
      Net investment income increased by approximately $0.5 million, or 6%, compared to the first quarter of 2004, as a result of the increase in policyholder account balances as a result of the additional deposits received as noted above, offset by a decline in yields on the portfolio.
      Benefits, Claims and Expenses. Policyholder benefits incurred increased by $1.4 million, or 19%, compared to the first quarter of 2004. Policyholder benefits increased by approximately $1.9 million as a result of the increase in business, offset by more favorable mortality. Interest credited increased by $0.3 million, due to the increase in policyholder account balances as a result of continued annuity sales, offset by a reduction in credited rates. The increase in deferred acquisition costs was approximately $1.0 million less during the first quarter of 2005, as compared to the increase in 2004. This is directly related to the decline in annuity business produced during the quarter. The amortization of intangible assets relates to the present value of the future profits of the life business acquired with Pyramid Life. Commissions and general expenses decreased by $0.2 million, or 2%, compared to the first quarter of 2004.

Years ended December 31, 2004 and 2003
      Results for our Life Insurance/Annuities segment improved by $1.4 million, or 12%, to $13.4 million in 2004 compared to 2003, primarily as a result of an increase in business and more favorable morbidity.
      Revenues. Net premiums for the segment increased by $13.9 million, or 39%, compared to 2003. Approximately $7.1 million of the increase relates to the net business produced by the former Guarantee Reserve field force acquired in mid 2003. Approximately $2.5 million of the increase relates to additional premiums from the Pyramid Life business as a result of inclusion of the results of operations of the Pyramid business for a full year in 2004 compared to only nine months in 2003. The balance relates to increased sales of our senior life product and an increase in policy fees on our interest sensitive life and annuity business as a result of the growth in the level of deposits for those products. Ceded premiums increased by approximately $2.3 million as a result of the Guarantee Reserve business. During 2003, prior to receiving approval to write the business through the insurance subsidiaries of Universal American, 50% of the business was assumed from Swiss Re. As we received the regulatory approvals, we wrote the business through our insurance subsidiaries and ceded 50% back to Swiss Re. The balance of the increase in the ceded premiums relates to the increase in our senior life business.
      Our agents sold $72.0 million of fixed annuities during 2004 and $120.7 million in 2003. Annuity deposits are not considered premiums for reporting in accordance with generally accepted accounting principles. The reduction in annuity sales was the result of lower interest crediting rates on policy account balances and a decrease in minimum guaranteed crediting rates on our policies from the rates existing in 2003.
      Net investment income increased by approximately $3.5 million, or 11%, compared to 2003. Approximately $4.9 million relates to the increase in policyholder account balances as a result of the additional deposits received as noted above. This was offset by a decline in yields on the portfolio.
      Benefits, Claims and Expenses. Policyholder benefits, including the change in reserves, increased by $8.4 million, or 32%, during 2004 compared to 2003, consistent with the increase in premiums. Claims benefits incurred for the segment declined in 2004 compared to 2003, as a result of more favorable mortality. Interest credited increased by $3.7 million, due to the increase in policyholder account balances as a result of continued annuity sales, offset by a reduction in credited rates. In addition, during the fourth quarter of 2004, we recorded approximately $0.3 million in additional benefits on certain replacement annuity policies that we determined contained inappropriate disclosure information to the insured. There is no additional liability to these policyholders.

      The increase in deferred acquisition costs was approximately $5.7 million more in 2004, compared to the increase in 2003. This is directly related to the increase in commissions and other acquisition costs related to the new life and annuity business produced during the year. The amortization of intangible assets relates to the present value of the future profits of the life business acquired with Pyramid Life. Commissions and general expenses increased by $9.5 million, or 30%, in 2004 compared to 2003, consistent with the increase in premium.

Years ended December 31, 2003 and 2002
      Results for our Life Insurance/Annuities segment declined by $2.2 million, or 16%, to $12.0 million in 2003 compared to 2002, primarily as a result of less favorable mortality.
      Revenues. Net premiums for the segment increased by $7.4 million, or 26%, compared to 2002. Approximately $3.6 million of the increase was related to additional premiums from the Pyramid business since its acquisition on March 31, 2003. Approximately $1.7 million of the increase was related to the net business produced by the former Guarantee Reserve field force acquired in mid 2003. The balance was related to increased sales of our senior life product and an increase in policy fees on our interest sensitive life and annuity business as a result of the growth in the level of deposits for those products. Ceded premiums increased by approximately $0.5 million as a result of the increase in our senior life business.
      Our agents sold $120.7 million of fixed annuities during 2003 and $46.1 million in 2002. Annuity deposits are not considered premiums for reporting in accordance with generally accepted accounting principles.
      Net investment income increased by approximately $2.9 million, or 10%, compared to 2002. Approximately $4.3 million was related to the increase in policyholder account balances as a result of the additional deposits received as noted above. This was offset by a decline in yields.
      Benefits, Claims and Expenses. Policyholder benefits, including the change in reserves, increased by $5.8 million, or 28%, during 2003 compared to 2002, consistent with the increase in premiums. Approximately $3.7 million of the increase relates to benefits from the Pyramid Life business since its acquisition. The balance was primarily a result of less favorable mortality in 2003 compared to 2002. Interest credited increased by $3.9 million, due to the increase in policyholder account balances as a result of the continued sales and the Pyramid Life business added since its acquisition on March 31, 2003.
      The increase in deferred acquisition costs was approximately $12.8 million more in 2003, compared to the increase in 2002. This was directly related to the increase in commissions and other acquisition costs related to the new life and annuity business produced during the year. The amortization of intangible assets was related to the present value of the future profits of the life business acquired with Pyramid Life. Commissions and general expenses increased by $14.7 million, or 87%, in 2003 compared to 2002. Approximately $5.9 million was related to commissions and expenses relating to the Guarantee Reserve business, approximately $5.5 million was related to commissions and expenses relating to the annuity business and approximately $2.1 million of the increase was related to commissions and expenses for the Pyramid Life business since its acquisition.

Segment Results — Senior Administrative Services

				For the Three Months
	For the Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(In thousands)
Affiliated Fee Revenue
Medicare Supplement	$18,604	$22,478	$29,376	$7,203	$7,966
Long term care	2,635	2,589	2,752	693	596
Life insurance	347	2,480	3,942	1,054	844
Other	1,245	1,797	2,819	591	797

Total Affiliated Revenue	22,831	29,344	38,889	9,541	10,203

Unaffiliated Fee Revenue
Medicare Supplement	9,022	9,469	8,557	2,342	2,034
Long term care	8,205	7,065	6,331	1,403	2,023
Non-insurance products	1,270	1,563	1,552	399	384
Other	1,420	1,042	1,330	287	264

Total Unaffiliated Revenue	19,917	19,139	17,770	4,431	4,705

Service fee and other income	42,748	48,483	56,659	13,972	14,908
Net investment income	470	48	9	—	—

Total revenue	43,218	48,531	56,668	13,972	14,908

Amortization of present value of future profits	1,514	370	418	104	119
General expenses	34,072	37,143	43,160	10,714	11,174

Total expenses	35,586	37,513	43,578	10,818	11,293

Segment income	$7,632	$11,018	$13,090	$3,154	$3,615

Depreciation, amortization and interest	2,846	2,038	2,199	535	532

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)(1)	$10,478	$13,056	$15,289	$3,689	$4,147

(1)	In addition to segment income, we also evaluate the results of our Senior Administrative Services segment based on earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies. It is also a measure that is included in the fixed charge ratio required by the covenants for our outstanding bank debt. Accordingly, these groups use EBITDA, along with other measures, to estimate the value of a company and evaluate our ability to meet its debt service requirements. While we consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to segment income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles).
      Included in unaffiliated revenue are fees received to administer certain business of our insurance subsidiaries that is 100% reinsured to an unaffiliated reinsurer, which amounted to $1.1 million and $1.5 million for the three months ended March 31, 2005 and 2004, respectively, $5.3 million in the year ended December 31, 2004, $7.4 million for 2003 and $6.9 million for 2002. These fees, together with the affiliated revenue, were eliminated in consolidation.

Three months ended March 31, 2005 and 2004
      Our Senior Administrative Services segment income improved by $0.5 million, or 15%, compared to the first quarter of 2004. This improvement was primarily a result of the growth in premiums managed. EBITDA for this segment also increased $0.5 million, or 12%, compared to the first quarter of 2004.
      Service fee revenue increased by $0.9 million, or 7%, compared to the first quarter of 2004. Affiliated service fee revenue increased by $0.7 million compared to the first quarter of 2004 as a result of the increase in Medicare supplement/select business in force at our insurance subsidiaries. Unaffiliated service fee revenue increased by approximately $0.3 million compared to the first quarter of 2004. An increase of $0.6 million, or 44% for services for long term care products was offset, in part, by a decline in fees for Medicare supplement. General expenses for the segment increased by $0.5 million, or 4%, due primarily to the increase in business.

Years ended December 31, 2004 and 2003
      Our Senior Administrative Services segment income improved by $2.1 million, or 19%, compared to 2003. This improvement was primarily a result of the growth in premiums managed. EBITDA for this segment increased $2.2 million, or 17%, compared to 2003.
      Service fee revenue increased by $8.2 million, or 17%, compared to 2003. Affiliated service fee revenue increased by $9.5 million compared to 2003 as a result of the increase in Medicare Supplement/Select business in force at our insurance subsidiaries, including Pyramid, for which CHCS Services began providing service effective January 1, 2004, and fees from the administration of the life insurance products sold by the Guarantee Reserve marketing organization that was acquired in July 2003. Unaffiliated service fee revenue decreased by approximately $1.4 million primarily due to the reduction in the fees from the underwriting work we performed for the consortium that is offering long term care to employees of the Federal government and their families. The initial enrollment period for this program, for which we performed underwriting, began in the third quarter of 2002 and ended during the first quarter of 2003. General expenses for the segment increased by $6.0 million, or 16%, due primarily to the increase in business.

Years ended December 31, 2003 and 2002
      Our Senior Administrative Services segment income improved by $3.4 million, or 44%, compared to 2002. This improvement was primarily a result of the growth in premiums managed and the scheduled reduction in the amortization of intangible assets. EBITDA for this segment increased $2.6 million, or 25%, compared to 2002.
      Service fee revenue increased by $5.7 million, or 13%, compared to 2002. Affiliated service fee revenue increased by $6.5 million compared to 2002 as a result of the increase in Medicare Supplement/Select business in force at our insurance subsidiaries, as well as the fees from the administration of the life insurance products sold by the recently acquired Guarantee Reserve marketing organization. Unaffiliated service fee revenue decreased by approximately $0.8 million primarily due to the reduction in the fees from the underwriting work we performed for the consortium that is offering long term care to employees of the Federal government and their families. The initial enrollment period for this program, for which we performed underwriting, began in the third quarter of 2002 and ended during the first quarter of 2003.
      General expenses for the segment increased by $3.1 million, or 9%, primarily due to the increase in business and the cost of bringing new clients on line.
      The amortization of intangible assets relates primarily to the acquisition of CHCS Services, Inc. (formerly American Insurance Administration Group, Inc, “AIAG”). Approximately $7.7 million of the present value of future profits (“PVFP”) was established when AIAG was acquired in January 2000. It is being amortized in proportion to the expected profits from the contracts in force on the date of acquisition. During 2003, the amortization of PVFP was approximately $0.4 million compared to $1.5 million in 2002.

Segment Results — Corporate
      The following table presents the primary components comprising the loss from the segment:

				For the Three
				Months Ended
	For the Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(In thousands)
Interest	$3,095	$4,894	$7,903	$1,523	$2,511
Early extinguishment of debt	—	1,766	—	—	—
Amortization of capitalized loan origination fees	539	492	727	123	217
Stock-based compensation expense	641	367	92	23	2
Other parent company expenses, net	2,618	3,227	3,776	816	786

Segment loss	$6,893	$10,746	$12,498	$2,485	$3,516

Three months ended March 31, 2005 and 2004
      The loss from our Corporate segment increased by $1.0 million, or 42%, compared to the first three months of 2004. The increase was due to higher interest cost as a result of an increase in the amount of the debt outstanding during the year, relating to the amendment of our credit facility in connection with our acquisition of Heritage, and an increase in the weighted average interest rates, as compared to the same period of 2004. Our combined outstanding debt was $174.8 million at March 31, 2005 compared to $111.4 million at March 31, 2004. The weighted average interest rate on our loan payable increased to 4.8% in 2005 from 4.2% in 2004. The weighted average interest rate on our other long term debt also increased to 6.9% for 2005 from 6.0% for 2004. See “—Liquidity and Capital Resources” for additional information regarding our loan payable and other long term debt.

Years ended December 31, 2004 and 2003
      The loss from our Corporate segment increased by $1.8 million, or 16%, compared to 2003. The increase was due to higher interest cost as a result of an increase in the amount of the debt outstanding during the year, relating to the amendment of our credit facility in connection with our acquisition of Heritage, offset in part, by a reduction in the weighted average interest rates, as compared to the same period of 2003. Our combined outstanding debt was $176.1 million at December 31, 2004 compared to $113.2 million at December 31, 2003. The weighted average interest rate on our loan payable decreased to 4.1% in 2004 from 4.5% in 2003. The weighted average interest rate on our other long term debt increased slightly to 6.3% for 2004 from 5.9% for 2003. See “— Liquidity and Capital Resources” for additional information regarding our loan payable and other long term debt. As noted below, in 2003 we reported a $1.8 million charge relating to the early extinguishment of debt that was incurred during the first quarter of 2003 that did not recur in 2004. Other parent company expenses increased as a result of additional expenses from an increase in corporate governance related activities, as well as management bonuses.
      Certain of the companies we acquired in July 1999 had post-retirement benefit plans in place prior to their acquisition and we maintained the liability for the expected cost of such plans. In October 2000, participants were notified of the termination of the plans in accordance with their terms. The liability will continue to be reduced as, and to the extent, it becomes certain that we will incur no liabilities for the plans as a result of the termination. During the fourth quarter of 2004, $0.6 million of the liability was released and during the fourth quarter of 2003, $0.4 million of the liability was released. Future projected releases of the liability are anticipated to be $1.9 million in 2005, $0.7 million in 2006, and $0.1 million in 2007.

Years ended December 31, 2003 and 2002
      The loss from our Corporate segment increased by $3.9 million, or 56%, compared to 2002, due primarily to the charge associated with the refinancing of our debt and the increase in financing costs and other parent company expenses. In connection with the acquisition of Pyramid Life, we refinanced our debt. The early extinguishment of the existing debt resulted in the immediate amortization of the related capitalized loan origination fees, resulting in a pre-tax expense of approximately $1.8 million. The increase in financing cost was due to an increase in the amount of the debt outstanding during the year, offset in part, by a reduction in the weighted average interest rates for the year, compared to 2002. We issued $60.0 million of trust preferred securities during 2003, of which $21.0 million was used to pay down the new term loan. Our combined outstanding debt was $113.2 million at December 31, 2003 compared to $65.8 million at December 31, 2002. The weighted average interest rate on our long term debt decreased to 4.5% in 2003 from 5.4% in 2002. Other parent company expenses increased as a result of additional expenses from an increase in acquisition related activities.
Liquidity and Capital Resources
      Our capital is used primarily to support the retained risks and growth of our insurance company subsidiaries and health plan and to support our parent company as an insurance holding company. In addition, we use capital to fund our growth through acquisitions of other companies, blocks of insurance or administrative service business.
      We require cash at our parent company to meet our obligations under our credit facility and our outstanding debenture held by our subsidiary, Pennsylvania Life. In January 2002, our parent company issued a debenture to Pennsylvania Life in conjunction with the transfer of the business of Pennsylvania Life’s Canadian Branch to Penncorp Life (Canada). The outstanding balance on the debenture was $3.4 million at March 31, 2005. We anticipate funding the repayment of the debenture from dividends of Penncorp Life (Canada). We also require cash to pay the operating expenses necessary to function as a holding company (applicable insurance department regulations require us to bear our own expenses), and to meet the costs of being a public company.
      We believe that our current cash position, the expected proceeds to us from this offering, the availability of our $15.0 million revolving credit facility, the expected cash flows of our administrative service company and management service organizations (acquired in the acquisition of Heritage) and the surplus note interest payments from American Exchange (as explained below) can support our parent company obligations for the foreseeable future. However, there can be no assurance as to our actual future cash flows or to the continued availability of dividends from our insurance company subsidiaries.

Credit Facility, as Amended in May 2004
      In connection with the acquisition of Pyramid Life, we obtained an $80 million credit facility (the “Credit Agreement”) on March 31, 2003 to repay our then existing loan and provide funds for the acquisition of Pyramid Life. The Credit Agreement consisted of a $65 million term loan which was drawn to fund the acquisition and a $15 million revolving loan facility. The Credit Agreement initially called for interest at the London Interbank Offering Rate (“LIBOR”) for one, two or three months, at our option, plus 300 basis points. Effective March 31, 2004, the spread over LIBOR was reduced to 275 basis points in accordance with the terms of the Credit Agreement. Principal repayments were scheduled over a five-year period with a final maturity date of March 31, 2008. We incurred loan origination fees of approximately $2.1 million, which were capitalized and are being amortized on a straight-line basis over the life of the Credit Agreement.
      In connection with the acquisition of Heritage on May 28, 2004, we amended the Credit Agreement by increasing the facility to $120 million from $80 million (the “Amended Credit Agreement”), including an increase in the term loan portion to $105 million from $36.4 million (the balance outstanding at May 28, 2004) and maintaining the $15 million revolving loan facility. None of the revolving loan facility has been drawn as of March 31, 2005. Under the Amended Credit Agreement, the spread over LIBOR was reduced to

225 basis points. Effective April 1, 2005, the interest rate on the term loan was 5.1%. Principal repayments are scheduled at $5.3 million per year over a five-year period with a final payment of $80.1 million due upon maturity on March 31, 2009. We incurred additional loan origination fees of approximately $2.1 million, which were capitalized and are being amortized on a straight-line basis over the life of the Amended Credit Agreement along with the continued amortization of the origination fees incurred in connection with the Credit Agreement. We pay an annual commitment fee of 50 basis points on the unutilized revolving loan facility.
      Our obligations under the Amended Credit Facility are guaranteed by our subsidiaries, WorldNet Services Corp., CHCS Services Inc., CHCS Inc., Quincy Coverage Corporation, Universal American Financial Services, Inc., Heritage, HHS-HPN Network, Inc., Heritage Health Systems of Texas, Inc., PSO Management of Texas, LLC, HHS Texas Management, Inc. and HHS Texas Management LP (collectively, the “Guarantors”) and secured by substantially all of the assets of each of the Guarantors. In addition, as security for our performance of our obligations under the Amended Credit Facility, we, WorldNet Services Corp., CHCS Services Inc., Heritage and HHS Texas Management, Inc., have each pledged and assigned substantially all of our respective securities (but not more than 65% of the issued and outstanding shares of voting stock of any foreign subsidiary), all of our respective limited liability company and partnership interests, all of our respective rights, title and interest under any service or management contract entered into between or among any of our respective subsidiaries and all proceeds of any and all of the foregoing.
      The Amended Credit Facility requires us and our subsidiaries to meet certain financial tests, including a minimum fixed charge coverage ratio, a minimum risk based capital test and a minimum consolidated net worth test. The Amended Credit Facility also contains covenants, which among other things, limit the incurrence of additional indebtedness, dividends, capital expenditures, transactions with affiliates, asset sales, acquisitions, mergers, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.
      The Amended Credit Facility contains customary events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-acceleration, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency and judgment defaults.
      Due to the variable interest rate for this Credit Agreement, we would be subject to higher interest costs if short-term interest rates rise.
      We made regularly scheduled principal payments of $1.3 million and paid $1.2 million in interest in connection with our credit facilities during the three months ended March 31, 2005. During the three months ended March 31, 2004, we made regularly scheduled principal payments of $1.8 million and paid $0.4 million in interest in connection with our credit facilities. During the year ended December 31, 2004, we made regularly scheduled principal payments of $5.7 million and paid $3.1 million in interest in connection with our credit facilities. During 2003, we made regularly scheduled principal payments of $8.7 million and paid $2.7 million in interest in connection with our credit facilities.
      The following table shows the schedule of principal payments (in thousands) remaining on our Amended Credit Agreement as of March 31, 2005, with the final payment in March 2009:

2005 (remainder of year)	$3,937
2006	5,250
2007	5,250
2008	5,250
2009	80,063

$99,750

2003 Refinancing of Debt
      In January 2003, we made a scheduled principal payment of $2.8 million on our then current credit facility, and in March, 2003 made an additional principal payment of $5.0 million from a portion of the proceeds from the issuance of Trust Preferred securities. These payments reduced the outstanding balance on our then current credit facility to $42.9 million, which was repaid on March 31, 2003 from the proceeds of the Credit Agreement obtained in connection with the acquisition of Pyramid Life. The early extinguishment of the then existing debt resulted in the immediate amortization of the related capitalized loan origination fees, resulting in a pre-tax expense of approximately $1.8 million.

Other Long Term Debt
      We formed statutory business trusts, which exist for the exclusive purpose of issuing trust preferred securities representing undivided beneficial interests in the assets of the trust, investing the gross proceeds of the trust preferred securities in junior subordinated deferrable interest debentures of our parent holding company (the “Junior Subordinated Debt”) and engaging in only those activities necessary or incidental thereto. In accordance with the adoption of FIN 46R, we have deconsolidated the trusts.
      Separate subsidiary trusts of our parent holding company (the “Trusts”) have issued a combined $75.0 million in thirty year trust preferred securities (the “Capital Securities”) as of March 31, 2005, as detailed in the following table:

			Spread Over		Rate as of
Maturity Date	Amount Issued	Term	LIBOR		March 31, 2005

	(In thousands)		(Basis points)
December 2032	$15,000	Fixed/Floating	400	(1)	6.7%
March 2033	10,000	Floating	400		6.7%
May 2033	15,000	Floating	420		7.1%
May 2033	15,000	Fixed/Floating	410	(2)	7.4%
October 2033	20,000	Fixed/Floating	395	(3)	7.0%

	$75,000

(1)	Effective September, 2003, we entered into a swap agreement whereby it will pay a fixed rate of 6.7% in exchange for a floating rate of LIBOR plus 400 basis points. The swap contract expires in December 2007.

(2)	The rate on this issue is fixed at 7.4% for the first five years, after which it is converted to a floating rate equal to LIBOR plus 410 basis points.

(3)	Effective April 29, 2004, we entered into a swap agreement whereby it will pay a fixed rate of 6.98% in exchange for a floating rate of LIBOR plus 395 basis points. The swap contract expires in October 2008.
      The Trusts have the right to call the Capital Securities at par after five years from the date of issuance. The proceeds from the sale of the Capital Securities, together with proceeds from the sale by the Trusts of their common securities to our parent holding company, were invested in thirty-year floating rate Junior Subordinated Debt of our parent holding company. From the proceeds of the trust preferred securities, $26.0 million was used to pay down debt during 2003. The balance of the proceeds has been used, in part to fund acquisitions, to provide capital to our insurance subsidiaries to support growth and to be held for general corporate purposes.
      The Capital Securities represent an undivided beneficial interest in the Trusts’ assets, which consist solely of the Junior Subordinated Debt. Holders of the Capital Securities have no voting rights. Our parent holding company owns all of the common securities of the Trusts. Holders of both the Capital Securities and the Junior Subordinated Debt are entitled to receive cumulative cash distributions accruing from the date of issuance, and payable quarterly in arrears at a floating rate equal to the three-month LIBOR plus a spread. The floating rate resets quarterly and is limited to a maximum of 12.5% during the first sixty months. Due to the variable interest rate for these securities, we may be subject to higher interest costs if short-term interest rates rise. The Capital Securities are subject to mandatory redemption upon repayment of the Junior Subordinated Debt at maturity or upon earlier redemption. The Junior Subordinated Debt is unsecured and ranks junior and subordinate in right of payment to all present and future senior debt of our parent holding company and is effectively subordinated to all existing and future obligations of our subsidiaries. Our parent holding company has the right to redeem the Junior Subordinated Debt after five years from the date of issuance.
      Our parent holding company has the right at any time, and from time to time, to defer payments of interest on the Junior Subordinated Debt for a period not exceeding 20 consecutive quarters up to each debenture’s maturity date. During any such period, interest will continue to accrue and our parent holding company may not declare or pay any cash dividends or distributions on, or purchase, our common stock nor make any principal, interest or premium payments on or repurchase any debt securities that rank equally with or junior to the Junior Subordinated Debt. Our parent holding company has the right at any time to dissolve the Trusts and cause the Junior Subordinated Debt to be distributed to the holders of the Capital Securities. We have guaranteed, on a subordinated basis, all of the Trusts’ obligations under the Capital Securities including payment of the redemption price and any accumulated and unpaid distributions to the extent of available funds and upon dissolution, winding up or liquidation but only to the extent the Trusts have funds available to make such payments. The Capital Securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and can only be offered or sold under an applicable exemption from registration requirements under the Securities Act.
      We paid $1.3 million in interest in connection with the Junior Subordinated Debt during the three months ended March 31, 2005 and paid $1.1 million during the three months ended March 31, 2004.
      During the years ended December 31, 2004 and 2003, we paid $4.7 million and $2.1 million, respectively, in interest in connection with the Junior Subordinated Debt.

Lease Obligations
      We are obligated under certain lease arrangements for our executive and administrative offices in New York, Florida, Indiana, Tennessee, Texas, and Ontario, Canada. Rent expense was $2.6 million for the year ended December 31, 2004, $1.9 million for 2003 and $1.7 million for 2002. Annual minimum rental commitments, subject to escalation, under non-cancelable operating leases (in thousands) are as follows:

2005	$2,526
2006	2,605
2007	2,588
2008	2,328
2009 and thereafter	9,236

Totals	$19,283

      In addition to the above, Pennsylvania Life and Penncorp Life (Canada) are the named lessees on 71 properties occupied by Career Agents for use as field offices. The Career Agents reimburse Pennsylvania Life and Penncorp Life (Canada) the actual rent for these field offices. The total annual rent paid by us and reimbursed by the Career Agents for these field offices during 2004 was approximately $1.1 million.

Shelf Registration
      On November 3, 2004, we filed a universal shelf registration statement on Form S-3 with the U.S. Securities and Exchange Commission (“SEC”), pursuant to which we may issue common stock, warrants and debt securities from time to time, up to an aggregate offering of $140 million. The registration statement also covers five million shares of common stock that may be offered for sale by Capital Z Financial Services Fund II, L.P (“Capital Z”), our largest shareholder. The shelf registration statement was declared effective on December 13, 2004.

      This prospectus supplement covers all of the shares that may be offered under the shelf registration by Capital Z and a portion of the securities that we may offer. Following this offering, the shelf registration statement will continue to enable us to raise funds from the offering of any individual security covered by the shelf registration statement, as well as any combination thereof, through one or more methods of distribution, subject to market conditions and our capital needs. The terms of any additional offering pursuant to this shelf will be established at the time of the offering.

Obligations of the Parent Company to Affiliates
      In January 2002, our parent company issued an $18.5 million 8.5% debenture to Pennsylvania Life in connection with the transfer of the business of Pennsylvania Life’s Canadian Branch to Penncorp Life (Canada). The debenture is scheduled to be repaid in full during 2005. Our parent company repaid principal of $4.5 million in 2002, $7.1 million in 2003 and $3.5 million in 2004, reducing the outstanding balance to $3.4 million as of March 31, 2005. Our parent holding company paid $0.1 million in interest on these debentures for each of the three month periods ended March 31, 2005 and 2004, $0.5 million during 2004, $1.0 million in 2003 and $1.5 million in 2002. The interest on these debentures is eliminated in consolidation. Dividends from Penncorp Life (Canada) funded the interest and principal paid on the debenture to date and it is anticipated that they will fund all future payments made on this debenture.

Sources of Liquidity to the Parent Company
      We anticipate funding the obligations of our parent company and the capital required to grow our business from the four distinct and uncorrelated sources of cash flow within the organization as follows:

•	the expected cash flows of our senior administrative services company,

•	the expected cash flows of our senior managed care company (acquired in the acquisition of Heritage),

•	dividend payments received from Penncorp Life (Canada), and

•	surplus note principal and interest payments from American Exchange.
      In addition, we maintain a large cash position and have access to our unutilized $15.0 million revolving credit facility. However, there can be no assurance as to our actual future cash flows or to the continued availability of dividends from our insurance company subsidiaries.
      Senior Administrative Services Company. Liquidity for our senior administrative services subsidiary is measured by its ability to pay operating expenses and pay dividends to our parent company. The primary source of liquidity is fees collected from clients. We believe that the sources of cash for our senior administrative services company exceed scheduled uses of cash and results in amounts available to dividend to our parent holding company. We measure the ability of the senior administrative services company to pay dividends based on its EBITDA. EBITDA for our Senior Administrative Services segment was $4.1 million and $3.7 million for the three months ended March 31, 2005 and 2004, respectively, and was $15.3 million, $13.1 million and $10.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Senior Managed Care Company. Liquidity for our managed care company is measured by its ability to pay operating expenses and pay dividends to our parent company. The primary source of liquidity is management fees for administration of SelectCare and services provided to the IPA’s. Dividend payments by SelectCare to Heritage are subject to the approval of the insurance regulatory authorities of the state of Texas, SelectCare’s state of domicile. SelectCare is not able to pay dividends during 2005 without prior approval. We believe that the sources of cash to our managed care holding company exceed scheduled uses of cash which will result in funds available to dividend to our parent holding company. We measure the ability of the senior managed care holding company to pay dividends based on its EBITDA. EBITDA for our senior managed care holding company was $7.5 million for the three months ended March 31, 2005 and $12.2 million for the seven months (ending December 31, 2004) since its acquisition on May 28, 2004.
      Penncorp Life (Canada) Dividends. Penncorp Life (Canada) is a Canadian insurance company. Canadian law provides that a life insurer may pay a dividend after such dividend declaration has been approved by its board of directors and upon at least 10 days prior notification to the Superintendent of Financial Institutions. Such a dividend is limited to retained net income (based on Canadian GAAP) for the preceding two years, plus net income earned for the current year. In considering approval of a dividend, the board of directors must consider whether the payment of such dividend would be in contravention of the Insurance Companies Act of Canada. No dividends were paid during the first quarter of 2005. During the first quarter of 2004, Penncorp Life (Canada) paid dividends of C$26.7 million (approximately US$19.9 million) to Universal American, relating to 2003 net income. The amount of the dividend was larger than normal due to a benefit received by Penncorp Life (Canada) from an actuarial experience study that allowed Penncorp Life (Canada) to reduce its policy benefit reserves at December 31, 2003 on a Canadian GAAP basis. The actuarial experience study did not have an impact on Penncorp Life (Canada)’s policy benefit reserves on a U.S. GAAP basis. During the remainder of 2004, Penncorp Life (Canada) paid dividends totaling C$7.2 million (US$5.6 million) relating to net income for 2004. Penncorp Life (Canada) paid dividends to Universal American totaling C$11.2 million (US $8.1 million) during 2003 and C$9.3 million (US $5.9 million) during 2002. We anticipate that Penncorp Life (Canada) will be able to pay dividends equal to its net income earned during 2005, less $2.5 million.
      Insurance Subsidiaries — Surplus Note, Dividends and Capital Contributions. Cash generated by our insurance company subsidiaries will be made available to our holding company, principally through periodic payments of principal and interest on the surplus note owed to our holding company by our subsidiary, American Exchange Life. As of March 31, 2005, the principal amount of the surplus note was $45.3 million. The note bears interest to our parent holding company at LIBOR plus 250 basis points. We anticipate that the surplus note will be primarily serviced by dividends from Pennsylvania Life, a wholly owned subsidiary of American Exchange, and by tax-sharing payments among the insurance companies that are wholly owned by American Exchange and file a consolidated Federal income tax return. American Exchange made principal payments totaling $3.2 million and $1.6 million during the three months ended March 31, 2005 and 2004, respectively, and $11.6 million during the year ended December 31, 2004. No principal payments were made during 2003. During 2002, the surplus note was reduced by $10.0 million in the form of a capital contribution to American Exchange by our holding company. American Exchange paid interest on the surplus note of $0.4 million during the three months ended March 31, 2005, $0.7 million during the three months ended March 31, 2004, $2.4 million during the year ended December 31, 2004, $2.8 million in 2003, and $3.8 million in 2002.
      Our parent holding company made capital contributions to American Exchange amounting to $3.4 million during the three months ended March 31, 2005. American Exchange made capital contributions of $2.0 million to Union Bankers, $0.8 million to Constitution and $0.5 million to American Pioneer during the three months ended March 31, 2005.
      Our parent holding company made capital contributions to American Exchange amounting to $17.8 million during 2004. In March 2004, Pennsylvania Life declared and paid a dividend in the amount of $10.6 million to American Exchange. American Exchange made capital contributions of $12.0 million to Union Bankers, $8.2 million to American Pioneer and $7.0 million to American Progressive during the year ended December 31, 2004.
      During the year ended December 31, 2003, no dividends were declared or paid by the U.S. insurance company subsidiaries to American Exchange. During 2003, American Exchange received capital contributions from its parent totaling $35.5 million. American Exchange made capital contributions of $27.0 million to Pennsylvania Life, primarily relating to the acquisition of Pyramid Life, $2.5 million to American Pioneer, $3.5 million to American Progressive and $2.5 million to Union Bankers. Pennsylvania Life contributed $1.0 million to Pyramid Life in 2003.
      During 2002, Pennsylvania Life paid dividends amounting to $3.0 million to American Exchange. Universal American contributed 100% of the common stock of American Pioneer and American Progressive to American Exchange during 2002. American Exchange also received capital contributions from its parent totaling $4.2 million during the year. American Exchange made capital contributions of $3.0 million to American Pioneer and $1.2 million to American Progressive during 2002.

      Dividend payments by our U.S. insurance companies to our holding company or to intermediate subsidiaries are limited by, or subject to the approval of the insurance regulatory authorities of each insurance company’s state of domicile. Such dividend requirements and approval processes vary significantly from state to state. Pennsylvania Life is able to pay ordinary dividends of up to $6.3 million to American Exchange during 2005, without prior approval. Pyramid Life is able to pay ordinary dividends of up to $2.5 million to Pennsylvania Life (its direct parent) with prior notice to the Kansas Insurance Department and Marquette would be able to pay ordinary dividends of up to $0.3 million to Constitution (its direct parent) without the prior approval from the Texas Insurance Department during 2005. American Exchange, American Pioneer, American Progressive, Constitution and Union Bankers had negative earned surplus at December 31, 2004 and are not be able to pay dividends in 2005 without special approval.

Insurance Subsidiaries — Liquidity
      Liquidity for our insurance company subsidiaries is measured by their ability to pay scheduled contractual benefits, pay operating expenses, fund investment commitments, and pay dividends to their parent company. The principal sources of cash for our insurance operations include scheduled and unscheduled principal and interest payments on investments, premium payments, annuity deposits, and the sale or maturity of investments. Both the sources and uses of cash are reasonably predictable and we believe that these sources of cash for our insurance company subsidiaries exceed scheduled uses of cash.
      Liquidity is also affected by unscheduled benefit payments including benefits under accident and health insurance policies, death benefits and interest-sensitive policy surrenders and withdrawals.
      Our accident and health insurance policies generally provide for fixed-benefit amounts and, in the case of Medicare Supplement policies, for supplemental payments to Medicare provider rates. Some of these benefits are subject to medical-cost inflation and we have the capability to file for premium rate increases to mitigate rising medical costs. Our health insurance business is widely dispersed in the United States and Canada, which mitigates the risk of unexpected increases in claim payments due to epidemics and events of a catastrophic nature. These accident and health polices are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes.
      Some of our life insurance and annuity policies are interest-sensitive in nature. The amount of surrenders and withdrawals is affected by a variety of factors such as credited interest rates for similar products, general economic conditions and events in the industry that affect policyholders’ confidence. Although the contractual terms of substantially all of our in force life insurance policies and annuities give the holders the right to surrender the policies and annuities, we impose penalties for early surrenders. As of March 31, 2005, we held reserves that exceeded the underlying cash surrender values of our net retained in force life insurance and annuities by $34.6 million. Our insurance subsidiaries, in our view, have not experienced any material changes in surrender and withdrawal activity in recent years.
      Changes in interest rates may affect the incidence of policy surrenders and withdrawals. In addition to the potential impact on liquidity, unanticipated surrenders and withdrawals in a changed interest rate environment could adversely affect earnings if we were required to sell investments at reduced values in order to meet liquidity demands. We manage our asset and liability portfolios in order to minimize the adverse earnings impact of changing market rates. We have segregated a portion of our investment portfolio in order to match liabilities that are sensitive to interest rate movements with fixed income securities containing similar characteristics to the related liabilities, most notably the expected duration and required interest spread. We believe that this asset/liability management process adequately covers the expected payment of benefits related to these liabilities.
      As of March 31, 2005, our insurance company subsidiaries held cash and cash equivalents totaling $139.1 million, as well as fixed maturity securities that could readily be converted to cash with carrying values (and fair values) of $1.2 billion.
      The net yields on our cash and invested assets decreased to 4.8% for the three months ended March 31, 2005 from 4.9% for the three months ended March 31, 2004 and to 4.9% for the year ended December 31,

2004, from 5.3% for 2003 and 6.1% for 2002. A portion of these securities are held to support the liabilities for policyholder account balances, which liabilities are subject to periodic adjustments to their credited interest rates. The credited interest rates of the interest-sensitive policyholder account balances are determined by us based upon factors such as portfolio rates of return and prevailing market rates and typically follow the pattern of yields on the assets supporting these liabilities.
      Our insurance subsidiaries are required to maintain minimum amounts of statutory capital and surplus as required by regulatory authorities. However, substantially more than the statutory minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of our insurance subsidiaries’ operations. Each of our insurance subsidiaries’ statutory capital and surplus exceeds its respective minimum statutory requirement at levels we believe are sufficient to support their current levels of operation. Additionally, the National Association of Insurance Commissioners (“NAIC”) imposes regulatory risk-based capital (“RBC”) requirements on life insurance enterprises. At March 31, 2005, all of our insurance subsidiaries maintained ratios of total adjusted capital to RBC in excess of the “authorized control level.” The combined statutory capital and surplus, including asset valuation reserve, of our U.S. insurance subsidiaries totaled $135.7 million at March 31, 2005 and $127.9 million at December 31, 2004. Statutory net income for the three months ended March 31, 2005 was $0.1 million, which included after-tax net realized gains of $0.1 million, and for the three months ended March 31, 2004 was $2.8 million, which included after-tax net realized gains of $0.1 million. Statutory net income for the year ended December 31, 2004 was $5.4 million, which included after tax net realized gains of $0.9 million, and for the year ended December 31, 2003 was $6.0 million, which included after tax net realized losses of $0.3 million. The net statutory loss for the year ended December 31, 2002 was $9.1 million, which included after tax net realized losses of $16.8 million.
      SelectCare is also required to maintain minimum amounts of capital and surplus, as required by regulatory authorities and is also subject to RBC requirements. At March 31, 2005, SelectCare’s statutory capital and surplus exceeds its minimum requirement and its RBC is in excess of the “authorized control level.” The statutory capital and surplus for SelectCare was $12.1 million at March 31, 2005 and $9.6 million at December 31, 2004. Statutory net income for the three months ended March 31, 2005 was $2.6 million and for the three months ended March 31, 2004 was $1.1 million.
      Penncorp Life (Canada) reports to Canadian regulatory authorities based upon Canadian statutory accounting principles that vary in some respects from U.S. statutory accounting principles. Penncorp Life (Canada)’s net assets based upon Canadian statutory accounting principles were C$59.3 million (US$49.0 million) as of March 31, 2005 and were C$57.4 million (US$47.8 million) as of December 31, 2004. Net income based on Canadian generally accepted accounting principles was C$1.9 million (US$1.6 million) for the three months ended March 31, 2005, C$2.0 million (US$1.5 million) for the three months ended March 31, 2004, C$8.4 million (US$6.5 million) for the year ended December 31, 2004, C$34.4 million (US$24.6 million) for 2003 and C$12.8 million (US$8.2 million) for 2002. Penncorp Life (Canada) maintained a Minimum Continuing Capital and Surplus Requirement Ratio (“MCCSR”) in excess of the minimum requirement at March 31, 2005.

Investments
      Our investment policy is to balance the portfolio duration to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. We invest in assets permitted under the insurance laws of the various states in which we operate. Such laws generally prescribe the nature, quality of and limitations on various types of investments that may be made. We do not currently have investments in partnerships, special purpose entities, real estate, commodity contracts, or other derivative securities. We currently engage the services of three investment advisors under the direction of the management of our insurance company subsidiaries and in accordance with guidelines adopted by the Investment Committees of their respective boards of directors. Conning Asset Management Company manages the portfolio of all of our United States subsidiaries, except for the portfolio of Pyramid Life, and certain floating rate portfolios, which are managed by Hyperion Capital. MFC Global Investment Management manages our Canadian portfolio. We invest primarily in fixed maturity securities of the

U.S. Government and its agencies and in corporate fixed maturity securities with investment grade ratings of “BBB-” (Standard & Poor’s Corporation), “Baa3” (Moody’s Investor Service) or higher. Our current policy is not to invest in derivative programs or other hybrid securities, except for GNMA’s, FNMA’s and investment grade corporate collateralized mortgage obligations.
      As of March 31, 2005, 99.7% of our fixed maturity investments had investment grade ratings from Standard & Poor’s Corporation or Moody’s Investor Service. There were no non-income producing fixed maturities as of March 31, 2005. We did not write down the value of any fixed maturity securities during the three months ended March 31, 2005 or the year ended December 31, 2004. We wrote down the value of certain fixed maturity securities, considered to have been subject to an other-than-temporary decline in value, by $1.3 million during 2003, and by $10.6 million during 2002 (primarily as a result of the impairment of our World Com holdings). In each case, these write-downs represent our estimate of other than temporary declines in value and were included in net realized gains (losses) on investments in our consolidated statements of operations.

BUSINESS
Universal American Financial Corp.
      We are a specialty health and life insurance holding company, with an emphasis on providing a broad array of health insurance and managed care products and services to the growing senior population. Our principal products for the senior market are Medicare Supplement and Medicare Advantage. In addition, we sell specialty health insurance to self-employed individuals in the United States and Canada, as well as life insurance and fixed annuities. We distribute these products through a career agency system and an independent general agency system. We also provide administrative services for senior market insurance and non-insurance programs to both affiliated and unaffiliated insurance companies. In addition, we have announced our intention to offer prescription drug benefit plans pursuant to Medicare Part D (“Part D”) through a strategic alliance with PharmaCare, a wholly owned subsidiary of CVS.
      Collectively, our insurance subsidiaries are licensed to sell health insurance and life insurance in all 50 states, the District of Columbia, Puerto Rico and all the provinces of Canada. Our managed care subsidiary operates Medicare Advantage health plans in Texas, New York and Pennsylvania.
Senior Market Opportunity
      We believe that attractive growth opportunities exist in providing a range of products, particularly individual health insurance, to the growing senior market. At present, more than 41 million Americans are eligible for Medicare. According to the U.S. Census Bureau, more than 2 million Americans turn 65 in the United States each year, and this number is expected to grow faster as the so-called baby boomers begin to turn 65. In addition, many large employers, who traditionally have provided retiree medical coverage, have begun to curtail their offerings. Finally, the passage of the Medicare Modernization Act of 2003 (the “MMA”) expanded the healthcare options available to Medicare beneficiaries through private insurers by, among other things, increasing the reimbursement rates to Medicare managed care plans (“Medicare Advantage”) and making available a subsidized prescription drug insurance benefit pursuant to Part D. Taken together, these conditions present significant opportunities for us to increase the sale of our core products.

Medicare Supplement
      In the past ten years, we have become a leading provider of Medicare Supplement coverage as well as other products designed for the senior market. The primary elements of our success have been broad and deep distribution, active risk management and opportunistic acquisitions. We believe that the market for Medicare Supplement products will continue to be vibrant, especially because many seniors may lose similar coverage that had previously been offered to them as a retiree benefit by their former employer.

Medicare Advantage
      As a result of the increased reimbursement rates to Medicare Advantage plans, which allows them to offer more attractive benefits including enhanced prescription drug coverage pursuant to Part D, we believe that enrollment in Medicare Advantage programs is likely to increase in the coming years.
      Heritage Health Systems, Inc., which we acquired in May 2004, operates Medicare Advantage HMO plans in several counties in Houston and southeastern Texas. We have also established Medicare Advantage private fee-for-service plans (“PFFS”) in several counties in upstate New York and Pennsylvania. In May 2004, after the acquisition of Heritage, we had 16,075 Medicare Advantage members and $140.7 million of annualized revenues. As of March 31, 2005 we had 22,398 members and $217.3 million of annualized revenues. It is our intention, subject to market conditions and regulatory approvals, to begin to offer HMO and PFFS plans in additional counties beginning in the second half of 2005 and in 2006.

Medicare Part D
      Beginning in 2006, all Medicare beneficiaries will be able to buy a prescription drug plan from a private insurer, largely funded by the Federal government. To address this opportunity, we have established a strategic alliance with PharmaCare to offer Part D prescription drug benefit coverage. Three of our insurance subsidiaries have filed applications with the Centers for Medicare and Medicaid Services (“CMS”) to become a sponsor of Prescription Drug Benefit Plans (“PDP’s”) in 32 of the 34 CMS PDP regions. PharmaCare, a leading pharmacy benefit manager, will provide comprehensive pharmacy benefit management services to our companies for this program, and the PDP sponsors will reinsure approximately 50% of the premium to an affiliate of PharmaCare. The products will be sold by our field force, which consists of approximately 1,800 career agents, as well as approximately 29,000 independent agents. As part of the strategic alliance, CVS will assist in marketing the products through its approximately 5,400 CVS/pharmacy stores, subject to the CMS guidelines. Although CVS has agreed to promote our PDP’s on a preferred basis, CVS is not precluded from entering into marketing arrangements with other PDP sponsors. We believe that this program has the potential to have meaningful impact on our business. We estimate that during the remainder of 2005, we will expense approximately $5.0 million of incremental out of pocket costs relating to product development, systems development and upgrades, administration and marketing costs, before we earn any revenues from the program starting in 2006. The amount of costs could vary based upon the size of membership in our PDP’s. Additionally, we anticipate that we will be funding up to $15 million in costs that will be capitalized.
Our Business Strategy
      Our business strategy is to pursue growth in our insurance businesses, improve operating efficiency and develop our fee-based administrative business. The principal components of this strategy are to:

•	Build our senior health insurance business by offering a broad array of products, including:

•	Medicare Supplement and Medicare Select;

•	Medicare Advantage; and

•	Part D Drug Benefit;

•	Build distribution with an emphasis on expanding our Senior Solutions® brand;

•	Sell complementary senior market and specialty health products through our distribution networks;

•	Build our senior market administrative services business;

•	Complement our internal growth through acquisitions;

•	Improve our operating efficiency; and

•	Employ conservative risk management techniques, including maintaining a high quality investment portfolio, disciplined pricing and prudent use of reinsurance.
Our Operating Segments
      Our business consists of five principal business segments: Senior Market Health Insurance, Senior Managed Care — Medicare Advantage, Specialty Health Insurance — Self-Employed, Life Insurance/Annuities and Senior Administrative Services. We also report the corporate activities of our holding company in a separate segment.

Senior Market Health Insurance
      Our Senior Market Health Insurance segment focuses on selling health insurance products designed for the senior market through our Senior Solutions® career agency force and through our network of independent general agencies. Our primary products are Medicare Supplement and Medicare Select. As of March 31, 2005, we had $582.3 million of gross premiums in force in this segment.

      Medicare Supplement and Medicare Select. Our core senior market health insurance products are Medicare Supplement and Medicare Select plans. Under Federal and National Association of Insurance Commissioners (“NAIC”) model regulations adopted in nearly all states, there are currently 12 standard Medicare Supplement plans (Plans A through J and High Deductible Plans F and J). These policies provide supplemental coverage for many of the medical expenses that the basic Medicare program does not cover, such as deductibles, coinsurance and specified losses that exceed the Federal program’s maximum benefits. Plan A provides the least extensive coverage, while Plan J provides the most extensive coverage. Under NAIC regulations, Medicare Supplement insurers must offer Plan A, but may offer any of the other plans at their option. Our insurance company subsidiaries offer Medicare Supplement policies primarily on plans A, B, C, D, F, G and High Deductible F. In some areas, we also sell Medicare Select policies in conjunction with hospitals that contract with us to waive the Medicare Part A deductible.
      These products are guaranteed renewable for the lifetime of the policyholder, which means that we cannot cancel the policy but we can seek to increase premium rates on existing and future policies issued based upon our actual claims experience. We monitor the claims experience and, when necessary, apply for rate increases in the states in which we sell the products. These rate increases are subject to state regulatory approval and Federal and state loss-ratio requirements.
      Other Senior Health Products. Our other senior health products include acute recovery care (“Acute Care”), senior dental and hospital indemnity products marketed to seniors. Acute Care and senior dental are new products which we added to our portfolio in 2004. Our Acute Care product provides benefits for confined care and home health care for short term periods for individuals recovering from accident or serious illness. Senior dental is a scheduled benefit indemnity product for seniors that allows policyholders to use their own dentists.
      Medicare Part D. Beginning in 2006, all Medicare beneficiaries will be able to buy a prescription drug plan from a private insurer, largely funded by the Federal government. To address this opportunity, we have established a strategic alliance with PharmaCare to offer Part D prescription drug benefit coverage. A portion of the premium for this insurance will be paid by the Federal government, and the balance, if any, will be paid by the individuals who enroll. The Federal government will also provide additional subsidies in the form of premium support and coverage of the cost-sharing elements of the plan to certain low income Medicare beneficiaries. Three of our insurance subsidiaries have filed applications with CMS to become a PDP sponsor in 32 of the 34 CMS PDP regions.
      New Business Production. The following tables show our total new sales (issued annualized premiums) of our senior market health insurance products produced by our independent agency and career agency systems on a gross basis (before reinsurance) and a net basis (after reinsurance):

	Gross			Net

			Three			Three
			Months			Months
			Ended			Ended
	Year Ended December 31,		March 31,	Year Ended December 31,		March 31,

Production	2003	2004	2005	2003	2004	2005

			(In thousands)
Senior Market Health Insurance
Medicare Supplement/ Select	$86,130	$83,469	$19,451	$74,116	$83,469	$19,451
Other Senior Health	—	1,282	375	—	758	212

Total	$86,130	$84,751	$19,826	$74,116	$84,227	$19,663

Percentage retained				86%	99%	99%

      Annualized Premium In Force. Total senior market insurance product annualized premium in force on a gross basis and the net amount we retained after reinsurance, is as follows:

	Gross			Net

			As of			As of
	As of December 31,		March 31,	As of December 31,		March 31,

In Force	2003	2004	2005	2003	2004	2005

			(In thousands)
Senior Market Health Insurance
Medicare Supplement/ Select	$561,800	$573,600	$580,300	$319,000	$368,800	$381,500
Other Senior Health	1,100	1,800	2,000	900	1,300	1,400

Total	$562,900	$575,400	$582,300	$319,900	$370,100	$382,900

Percentage retained				57%	64%	66%

Senior Managed Care — Medicare Advantage
      This segment includes the operations of Heritage Health Systems, Inc. (“Heritage”), which we acquired in May 2004, and our other initiatives in managed care for seniors. Heritage operates Medicare Advantage plans in southeastern Texas and Medicare Advantage private fee-for-service plans in New York and Pennsylvania. As of March 31, 2005, this segment had $217.3 million of premium in force.
      With the acquisition of Heritage and internally generated initiatives, we now offer a line of Medicare Advantage products to complement our Medicare Supplement business.
      Medicare Advantage: HMO Plan. SelectCare of Texas, the health plan operated by Heritage, offers an HMO product in several counties in Houston and southeastern Texas. The plan provides all basic Medicare-covered benefits with reduced member cost-sharing as well as additional supplemental benefits, including a defined prescription drug benefit. This HMO product is built around contracted networks of providers who, in connection with the health plan, coordinate an active medical management program. In addition to a monthly payment per member from CMS for certain products, the plan may collect a monthly premium from its members.
      This Plan is distributed by Heritage’s direct sales force, and our career agents through Senior Solutions® Centers in the coverage areas.
      Medicare Advantage: Private Fee-for-Service. In June 2004, we began enrolling members in Medicare Advantage private fee-for-service (“PFFS”) plans in certain counties of New York and Pennsylvania. These plans provide enhanced health care benefits compared to traditional Medicare, including a prescription drug benefit, subject to cost sharing and other limitations. There are no provider network restrictions, which allow the members to have more flexibility in the delivery of their health care services than other Medicare Advantage plans. In addition to a fixed monthly payment per member from CMS, individuals in these plans pay a monthly premium. The PFFS products are distributed by our independent experts in the coverage areas. In early 2005, we filed for expansion of this program into several additional states.
      Membership and Annualized Premium In Force. Membership for our health plan and private fee-for-service plans and the related annualized premium in force, is as follows:

	Membership			Annualized Premiums

	May 28,	December 31,	March 31,	May 28,	December 31,	March 31,
Senior Managed Care	2004	2004	2005	2004	2004	2005

					(In thousands)
Health Plan(1)	16,075	18,822	20,347	$140,700	$162,800	$202,600
Private Fee-for-Service(2)	—	1,405	2,051	—	9,600	14,700

Total	16,075	20,227	22,398	$140,700	$172,400	$217,300

(1)	The health plan was included in the acquisition of Heritage on May 28, 2004.

(2)	We began enrolling members in our private fee-for-service plan in June, 2004.

Specialty Health Insurance — Self-Employed
      Traditionally, our career agency segment concentrated on selling specialty health insurance products, primarily fixed benefit accident and sickness disability insurance, to the middle-income, self-employed market in the United States and Canada. Even though the primary focus of this field force in the United States has shifted to the core senior market products, a significant number of our United States career agents and all of the Canadian career agents continue to actively market these products. This segment also includes certain products that we no longer sell, such as long term care. As of March 31, 2005, we had $169.1 million of gross premiums in force in this segment.
      Products in our Specialty Health Insurance segment include fixed benefit accident and sickness disability and other health insurance products sold to the self-employed market in the United States and Canada, as well as certain lines of business no longer being sold, including long term care and major medical. This segment’s products are distributed primarily by our career agents.
      Fixed Benefit Accident and Sickness. Fixed benefit accident and health products provide three principal types of benefits: disability (fixed periodic payments to an insured who becomes disabled and unable to work due to an accident or sickness), hospital (fixed periodic payments to an insured who becomes hospitalized), and surgical (fixed single payments that vary in amount for specified surgical or diagnostic procedures). Because the benefits we provide are fixed in amount at the time of policy issuance and are not intended to provide full reimbursement for medical and hospital expenses, payment amounts are not generally affected by inflation or the rising cost of health care services.
      Long Term Care. As of the end of 2004, we no longer distribute new long term care products. Previously, we had offered several long term care plans consisting of fully integrated plans and nursing home, and home health care plans, which remain in force. These products typically are guaranteed renewable for the lifetime of the policyholder, which means that we cannot cancel the policy but can seek to increase premium rates on existing policies based upon our actual claims experience, subject to state regulatory approval and loss-ratio requirements.
      New Business Production. The following tables show our total new sales (issued annualized premiums) of specialty health insurance products produced by primarily by our career agency systems on a gross basis (before reinsurance) and a net basis (after reinsurance):

	Gross			Net

			Three			Three
			Months			Months
			Ended			Ended
	Year Ended December 31,		March 31,	Year Ended December 31,		March 31,

Production	2003	2004	2005	2003	2004	2005

	(In thousands)
Specialty Health Insurance
Accident & Sickness and Other Specialty Health	$8,337	$7,494	$1,325	$8,337	$7,494	$1,325
Canadian Products	6,334	6,438	1,607	6,334	6,438	1,607
Long Term Care	5,164	1,691	—	2,707	948	—

Total	$19,835	$15,623	$2,932	$17,378	$14,880	$2,932

Percentage retained				88%	95%	100%

      Annualized Premium In Force. Total specialty health insurance product annualized premium in force on a gross basis and the net amount we retained after reinsurance, is as follows:

	Gross			Net

			As of			As of
	As of December 31,		March 31,	As of December 31,		March 31,

In Force	2003	2004	2005	2003	2004	2005

	(In thousands)
Specialty Health Insurance
Accident & Sickness and Other Specialty Health	$70,600	$63,300	$62,000	$64,300	$61,200	$60,000
Canadian Products	57,000	61,300	65,300	57,000	61,300	65,300
Long Term Care	43,900	41,900	14,800	27,200	27,100	26,700

Total	$171,500	$166,500	$169,100	$148,500	$149,600	$152,000

Percentage retained				87%	90%	90%

Life Insurance/ Annuities
      The focus of this segment is the sale of life insurance and annuity products, principally to the senior market. This segment also includes other traditional life and interest-sensitive life insurance products that we no longer actively sell. As of March 31, 2005, we had $61.9 million of gross premiums in force for this segment and policy holder account balances for our annuities and interest-sensitive life insurance products of $487.2 million.
      This segment includes all of the life insurance and annuity business that we sell in the United States. The life insurance products that we currently sell are designed primarily for the senior market. These include “final expense” life insurance and asset accumulation life insurance. In addition, we sell single and flexible premium fixed annuities. These products are distributed through both independent general agents and our career agency distribution systems. This segment also includes previously produced or acquired term, universal life, and whole life insurance products that are no longer sold.
      Senior Life. We offer a line of low-face amount, simplified issue whole life products that are sold by our senior market independent agency and our career agency systems.
      Asset Enhancer Life Insurance. We market a line of interest sensitive whole life products that are designed for efficient asset transfer to beneficiaries. These products also offer acceleration of benefit features that cover certain long term care expenses.
      New Business Production. The following tables show our total new sales (issued annualized premiums) of our life insurance products produced by our independent agency and career agency systems on a gross basis (before reinsurance) and a net basis (after reinsurance):

	Gross			Net

			Three			Three
			Months			Months
			Ended			Ended
	Year Ended December 31,		March 31,	Year Ended December 31,		March 31,

Production	2003	2004	2005	2003	2004	2005

	(In thousands)
Life Insurance	$25,264	$38,469	$7,431	$16,109	$23,951	$4,704

Percentage retained				64%	62%	63%
      Annuities. We market single and flexible premium deferred annuities primarily focusing on the senior and retirement markets. The base rates on the annuity products currently marketed by us range from 3% to 3.6%. We offer sales inducements in the form of first year only bonus interest rates, which range from 1% to 4%, on certain of our annuity products. Including the bonus interest rates, our current credited rates on our annuity products range from 3% to 7.3%. Our currently marketed annuity products have minimum guaranteed interest rates ranging from 1.5% to 3%. We have the right to change the crediting rates at any time, subject to the minimums, and generally adjust them quarterly.
      Annuity deposits are not reported as revenue in accordance with generally accepted accounting principles. The following table shows our annuity deposits by distribution channel:

			Three Months
			Ended
	Year Ended December 31,		March 31,

Annuity Deposits	2003	2004	2005

	(In thousands)
Senior Market Independent Agents	$62,294	$19,495	$2,739
Career Agency	63,564	56,944	13,720

Total Annuity Deposits	$125,858	$76,439	$16,459

      The decline in annuity deposits is a result of a reduction in the current interest rates that we credit and the minimum interest rates that we guarantee on our annuity products.

Senior Administrative Services
      Our administrative services subsidiary, CHCS Services, Inc. (“CHCS Services”), has emerged as a leading, full-service administrator of senior insurance products and an innovator in geriatric care management. Currently, we provide services to over 50 companies as well as to our own insurance company subsidiaries. Our Senior Administrative Services segment generated revenues of $57 million for the year ended December 31, 2004 and $15 million for the three months ended March 31, 2005.
      We have built our administrative services capabilities through internal development and acquisition. Through our wholly owned subsidiary, CHCS Services, we provide outsourcing services that support insurance and non-insurance products, primarily for the senior market.
      We perform a full range of administrative services for senior market insurance products, primarily Medicare Supplement and Select, senior life and long term care, for both affiliated and unaffiliated companies. The services include policy underwriting and issuance, policy billing and collection, telephone verification, policyholder services, claims adjudication and payment, clinical case management, care assessment and referral to health care facilities.
      We also perform similar services, particularly in the long term care area, for non-insurance products offered both by insurance and non-insurance companies, including our Nurse Navigatorsm product, a non-insurance elder care service product that includes health related information and referrals and access to nationwide networks of geriatric care nurses and long term care providers available on a discounted basis.
      We utilize state of the art technology and a national network of highly trained health care professionals to provide the administrative platform for these insurance and insurance-related products and services. The information technology includes electronic claims processing, imaging and workflow processes to ensure maximum efficiency in policy issue, policy administration and claims processing. Our proprietary network of registered nurses and social workers provides personalized support and care for our senior programs nationwide. In addition, our proprietary network of discount providers is an integral part of our geriatric care management services. We have a customer contact center that provides around the clock access to our nurses on staff and can handle calls in several different languages.

      The following table shows the sources of our service fee revenue by type of product:

			Three Months Ended
	Year Ended December 31,		March 31,

	2003	2004	2005

	(In thousands)
Affiliated Revenue
Medicare Supplement	$22,478	$29,376	$7,966
Long term care	2,589	2,752	596
Life Insurance	2,480	3,942	844
Other	1,797	2,819	797

Total Affiliated Revenue	29,344	38,889	10,203

Unaffiliated Revenue
Medicare Supplement	9,469	8,557	2,034
Long term care	7,065	6,331	2,023
Non-insurance products	1,563	1,552	384
Other	1,042	1,330	264

Total Unaffiliated Revenue	19,139	17,770	4,705

Total Administrative Services Revenue	$48,483	$56,659	$14,908

      Included in unaffiliated revenue are fees received to administer certain business of our insurance subsidiaries that is 100% reinsured to an unaffiliated reinsurer which amounted to $1.1 million for the three months ended March 31, 2005, $5.3 million for the year ended December 31, 2004 and $7.4 million for 2003. These fees, together with the affiliated revenue, were eliminated in consolidation.

Corporate
      Our corporate segment reflects the activities of our holding company, including debt service, certain senior executive compensation and compliance with regulatory requirements resulting from our status as a public company.
Marketing and Distribution
      We distribute our insurance and managed care products through both our career agency system and a traditional independent general agency system. We measure new sales of our products based on issued annualized premiums, representing the total annual premium expected to be received by us on policies that were issued during the year. The following tables show our new sales, excluding annuity deposits (issued annualized premiums), by distribution channel and by major product line on a gross basis (before reinsurance) and a net basis (after reinsurance):

	Senior	Senior		Life
	Market	Managed	Specialty	Insurance/
Product	Health	Care	Health	Annuities	Total

	(In thousands)
Total Distribution — Gross
Three-months ended March 31, 2005	$19,826	$14,065	$2,732	$7,431	$44,254
Year ended December 31,
2004	$84,752	$21,574	$15,623	$38,469	$160,418
2003	86,130	—	19,836	25,264	131,230
Total Distribution — Net
Three-months ended March 31, 2005	$19,663	$14,065	$2,932	$4,704	$41,364
Year ended December 31,
2004	$84,227	$21,574	$14,879	$23,951	$144,631
2003	74,116	—	17,379	16,109	107,604

      We have continued to expand geographically, and we have increased our recruiting efforts to augment our production. Additionally, based on the increased financial strength of our Company, we have increased our retention on new Medicare Supplement business, in order to continue growing our net premium.
      One marketing organization produced 8.5% in 2004 and 7.6% in 2003 of our total annualized new sales, primarily senior life business. No other marketing organization or single agent produced more than 5.0% of our total annualized new sales in 2004 or 2003.

Career Agency
      In order to maximize production from our career agency sales force, we focus on the sale of senior market insured and non-insured products through our Senior Solutions® program. Senior Solutions® is our trademarked brand for our portfolio of supplemental health and life insurance, asset protection and senior care service products we offer the senior market, exclusively through our career companies of Pennsylvania Life and Pyramid Life. In 2004, our career agents also began distributing our Medicare Advantage products. As of December 31, 2004, our career field force had 84 Senior Solutions® branch offices throughout the United States with approximately 1,800 agents. In contrast to independent agents, career agents have an exclusive arrangement with us, and only sell products that we provide or authorize.
      Immediately after we acquired Heritage, our Senior Solutions® offices in Southeastern Texas began to sell our SelectCare health plan product. By the end of 2004, our Senior Solutions® agents represented approximately 35% of the new sales of this product.
      In addition, our career agency sales force distributes specialty health insurance products, primarily fixed benefit accident and sickness disability insurance, to the self-employed market in the United States and Canada. We have 13 branch offices in Canada, with approximately 300 agents that focus primarily on this market.
      The following tables show our new sales, excluding annuity deposits (issued annualized premiums), by our career agency systems by major product line on a gross basis (before reinsurance) and a net basis (after reinsurance):

	Senior	Senior		Life
	Market	Managed	Specialty	Insurance/
Product	Health	Care	Health	Annuities	Total

	(In thousands)
Career Agency — Gross
Three-months ended March 31, 2005	$5,097	$9,253	$2,932	$951	$18,233
Year ended December 31,
2004	$26,614	$11,284	$15,408	$5,466	$58,772
2003	20,242	—	17,588	5,014	42,844
Career Agency — Net
Three-months ended March 31, 2005	$4,993	$9,253	$2,932	$951	$18,129
Year ended December 3,
2004	$26,277	$11,284	$14,771	$5,466	$57,798
2003	19,658	—	16,255	5,014	40,927

Senior Market Independent Agents
      This field force focuses on the sale of senior market products, including Medicare Supplement and Medicare Select, senior life insurance, Acute Care and senior dental products and annuities. These marketing organizations and general agencies typically recruit and train their own agents, bearing all of the costs incurred in connection with developing their organization. We now sell our products through approximately 29,000 independent licensed agents in 35 states and have plans to recruit more agents and expand into additional states.
      In 2004, we began offering our Medicare Advantage private fee-for-service products in New York and Pennsylvania through our senior market independent agents.

      The following tables show our new sales, excluding annuity deposits (issued annualized premiums), by our independent general agency system by major product line on a gross basis (before reinsurance) and a net basis (after reinsurance):

	Senior	Senior		Life
	Market	Managed	Specialty	Insurance/
Product	Health	Care	Health	Annuities	Total

	(In thousands)
Senior Market Independent Agents — Gross
Three-months ended March 31, 2005	$14,729	$4,812	—	$6,480	$26,021
Year ended December 31,
2004	$58,137	$10,291	$215	$33,003	$101,646
2003	65,888	—	2,247	20,250	88,385
Senior Market Independent Agents — Net
Three-months ended March 31, 2005	$14,670	$4,812	$—	$3,753	$23,235
Year ended December 31,
2004	$57,951	$10,291	$107	$18,485	$86,834
2003	54,458	—	1,124	11,095	66,677

Direct Distribution
      The Medicare Advantage HMO products offered by Heritage in the Texas market are also distributed directly to consumers through a full-time employee sales force. If we expand the geographical areas in which we market Medicare Advantage HMO plans, we intend to build this aspect of our distribution.
Geographical Distribution of Premium
      Through our insurance subsidiaries, we are licensed to market our products in all fifty states, the District of Columbia, Puerto Rico and in all the provinces of Canada. Our managed care subsidiary operates Medicare Advantage health plans in Texas, New York and Pennsylvania. The following table shows the geographical distribution of the direct cash premium and annuity deposits collected (in thousands), as reported on a statutory basis to the regulatory authorities for the full year of 2004:

			Repetitive
			Direct Cash	% of	Annuity	% of
State/Region	Total	% of Total	Premium	Premium	Deposits	Annuity

Texas	$184,754	19.5%	$182,251	20.9%	$2,503	3.3%
Florida	133,745	14.1%	126,011	14.5%	7,734	10.2%
Canada	60,400	6.4%	60,400	6.9%	—	—%
New York	58,257	6.1%	46,086	5.3%	12,171	16.1%
Indiana	48,976	5.2%	44,088	5.1%	4,888	6.4%
Pennsylvania	48,933	5.2%	47,158	5.4%	1,775	2.3%
Wisconsin	48,955	5.2%	32,034	3.7%	16,921	22.3%

Subtotal	584,020	61.6%	538,028	61.7%	45,992	60.7%
All other	363,498	38.4%	333,695	38.3%	29,803	39.3%

Total	$947,518	100.0%	$871,723	100.0%	$75,795	100.0%

Total Business in Force
      Our direct, acquired and assumed annualized premium in force (including only the portion of premiums on interest-sensitive products that is applied to the cost of insurance) and related policy counts are shown in the following tables:

	Gross Annualized Premium in Force
	March 31, 2005

	(In millions, Policies in thousands)

	Senior Market
	Independent Agents		Career Agency		Direct		Total

	$	%	$	%	$	%	$	%	Policies

Senior Market Health Insurance
Medicare Supplement/ Select	448.6	83.3	131.7	43.1	—	—	580.3	56.3	309.7
Other Senior Health	1.3	0.2	0.7	0.2	—	—	2.0	0.2	4.9

Sub total	449.9	83.5	132.4	43.3	—	—	582.3	56.5	314.6

Senior Managed Care — Medicare Advantage
Health Plan	—	—	15.9	5.2	186.7	100.0	202.6	19.7	20.3
Private Fee-for-Service	14.7	2.7	—	—	—	—	14.7	1.4	2.1

Sub total	14.7	2.7	15.9	5.2	186.7	100.0	217.3	21.1	22.4

Specialty Health Insurance
Accident & Sickness and Other	4.3	0.8	57.7	18.9	—	—	62.0	6.0	195.3
Canadian Products	—	—	65.3	21.4	—	—	65.3	6.3	129.0
Long Term Care	24.3	4.5	17.5	5.7	—	—	41.8	4.1	23.8

Sub total	28.6	5.3	140.5	46.0	—	—	169.1	16.4	348.2

Life Insurance/ Annuity	45.0	8.4	16.9	5.5	—	—	61.9	6.0	164.7

Total	538.2	100.0	305.7	100.0	186.7	100.0	1,030.6	100.0	850.0

Account Values on Interest-Sensitive Products
      The following table shows the account values and policy counts for our interest-sensitive products before reinsurance. For these products, we earn income on the difference between investment income that we earn on our invested assets and interest credited to these account balances.

	As of December 31,		As of March 31,

	2003	2004	2005

	(In thousands)
Annuities	$256,521	$317,085	$325,287
Interest-sensitive Life	163,164	161,288	161,927

Grand Total	$419,685	$478,373	$487,214

Policies	46.1	46.1	46.1

Investments
      Our investment policy is to balance the portfolio duration to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. We invest in assets permitted under the insurance laws of the various states in which we operate. Such laws generally prescribe the nature, quality of and limitations on various types of investments that may be made. However, we do not currently have investments in partnerships, special purpose entities, real estate, commodity contracts, or other derivative securities. We currently engage the services of three investment advisors under the direction of the management of our insurance company subsidiaries and in accordance with guidelines adopted by the Investment Committees of their respective boards of directors. Conning Asset Management Company manages the portfolio of all of our United States subsidiaries, except for the portfolio of Pyramid Life and certain floating rate portfolios, which are managed by Hyperion Capital. MFC Global Investment Management manages our Canadian portfolio. We invest primarily in fixed maturity securities of the U.S. Government and its agencies and in corporate fixed maturity securities with investment grade ratings of “BBB-” (Standard & Poor’s Corporation), “Baa3” (Moody’s Investor Service), or higher. Our current policy is not to invest in derivative programs or other hybrid securities, except for GNMA’s, FNMA’s and investment grade corporate collateralized mortgage obligations.
      The following table summarizes the composition of our investment portfolio by carrying value (which represents fair value):

	March 31, 2005

		Percent of
	Carrying	Total
	Value (Fair	Carrying
	Value)	Value

	(In thousands)
Fixed Maturity Securities:
U.S. Government and Government agencies(1)	$95,948	6.9%
Mortgage-backed(1)	273,152	19.8
Asset-backed	87,372	6.3
Foreign securities(2)	214,027	15.5
Investment grade corporates	540,705	39.1
Non-investment grade corporates	3,397	0.2

Total fixed maturity securities	1,214,601	87.8
Cash and cash equivalents	141,546	10.2
Other Investments:
Policy loans	24,208	1.8
Equity securities	755	0.1
Other invested assets	1,196	0.1

Total cash and invested assets	$1,382,306	100%

(1)	U.S. Government and government agencies include GNMA and FMNA mortgage-backed securities.

(2)	Primarily Canadian dollar denominated bonds supporting our Canadian insurance reserves.

      The following table shows the distribution of the contractual maturities of our portfolio of fixed maturity securities by carrying value as of March 31, 2005. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

		Percent of Total
Available for Sale	Carrying Value	Fixed Maturities

	(In thousands)
Due in 1 year or less	$31,338	2.6%
Due after 1 year through 5 years	209,830	17.3%
Due after 5 years through 10 years	355,804	29.3%
Due after 10 years	260,253	21.4%
Asset-backed securities	86,439	7.1%
Mortgage-backed securities	270,937	22.3%

Total	$1,214,601	100%

      The following table shows the distribution of the ratings assigned by Standard & Poor’s Corporation to the securities in our portfolio of fixed maturity securities:

	March 31, 2005

	Carrying Value	% of Total
Standard & Poor’s Rating	(Estimated Fair Value)	Fixed Investment

	(In thousands)
AAA	$450,429	37.1%
AA	209,110	17.2%
A	415,964	34.2%
BBB	135,701	11.2%
BB	3,397	0.3%
B	0	0.0%

Total	$1,214,601	100%

      As of March 31, 2005, 99.7% of our fixed maturity investments were rated “investment grade.” “Investment grade” securities are those rated “BBB-” or higher by Standard & Poor’s Corporation or “Baa3” or higher by Moody’s Investors Service. We owned approximately $360.5 million of collateralized mortgage obligations secured by residential mortgages and asset-backed securities, as of March 31, 2005 representing approximately 29.4% of our fixed maturity portfolio as of March 31, 2005. Some classes of mortgage backed securities are subject to significant prepayment risk, because in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled, as individuals refinance higher rate mortgages to take advantage of the lower rates. As a result, holders of mortgage backed securities may receive higher prepayments on their investments, which they may not be able to reinvest at an interest rate comparable to the rate paid on such mortgage backed securities.
      Fixed maturity securities with less than investment grade ratings had aggregate carrying values of $3.4 million as of March 31, 2005, amounting to 0.3% of total investments as of March 31, 2005. These securities represented less than 0.2% of total assets as of March 31, 2005. Our holdings of less than investment grade fixed maturity securities are diversified and the largest investment in any one such security as of March 31, 2005 was $1.3 million, which was less than 0.1% of total assets. During the quarter ended March 31, 2005, we did not write down the value of any fixed maturity securities.

Investment Income
      Investment income is an important part of our total revenues and profitability. We cannot predict the impact that changes in future interest rates will have on our financial statements. The following table presents the investment results of our total invested asset portfolio:

			Three Months
	Years Ended December 31,		Ended March 31,

	2003	2004	2005

	(In thousands except yields)
Total cash and invested assets, end of period	$1,286,508	$1,378,339	$1,382,306

Net investment income	$61,075	$65,191	16,681

Yield on average cash and investments	5.3%	4.9%	4.8%

Net realized investment gains on the sale of securities (including other-than-temporary declines in market value)	$2,057	$10,647	$1,073

      The decrease in our yield is a result of a decline in overall economic interest rates and our decision to maintain higher cash balances in anticipation of an increase in the economic interest rates.
Competition
      The life and accident and health insurance industry in North America is highly competitive. There are approximately 2,000 life and accident and health insurance companies operating in the United States. We compete with numerous other insurance companies on a national basis plus other regional insurance companies and financial services companies, including health maintenance organizations, preferred provider organizations, and other health care-related institutions which provide medical benefits based on contractual agreements. We may be at a disadvantage because many of these organizations have been in business for a longer period of time and have substantially greater capital, larger and more diversified portfolios of life and health insurance policies, larger agency sales operations and higher ratings than we do. In addition, it has become increasingly difficult for smaller and mid-size companies to compete effectively with their larger competitors for insurance product sales in part as a result of heightened consumer and agent awareness of the ratings and financial size of companies.
      We believe we can meet these competitive pressures by offering a high level of service and accessibility to our field force and by developing specialized products and marketing approaches. We also believe that our policies and premium rates, as well as the commissions paid to our sales agents, are generally competitive with those offered by other companies selling similar types of products in the same jurisdictions. In addition, our insurance subsidiaries operate at lower policy acquisition and administrative expense levels than some other insurance companies, allowing us to offer competitive rates while maintaining underwriting margins. In the case of our Medicare Supplement business, low expense levels are necessary in order to meet state mandated loss ratios and achieve the desired underwriting margins. Also, we believe our disciplined underwriting procedures, pricing practices, effective rate management and related staff, our quality customer service, our significant market position in certain geographic areas, the quality of our distribution network and our appropriate financial strength, provide additional strength to compete effectively.
      In addition, we compete with other managed care organizations for government healthcare program contracts, renewals of those government contracts, members and providers. Many of our competitors are large companies that have greater financial, technological and marketing resources than we do. In the Medicare managed care market, our primary competitors for contracts, members and providers are national and regional commercial managed care organizations that serve Medicare recipients and provider-sponsored organizations. The MMA may cause a number of commercial managed care organizations already in our service areas to decide to enter the Medicare market. In addition, beginning in 2006, a new regional Medicare Preferred Provider Organization, or Medicare PPO, program will be implemented pursuant to the MMA. Medicare PPOs would allow their members more flexibility to select physicians than the current Medicare Advantage plans, such as HMOs, which often require members to coordinate with a primary care physician. Regional Medicare PPO plans will compete with local Medicare Advantage HMO plans, including the plans we offer.

MANAGEMENT
      The following table sets forth information regarding our executive officers and directors:

Name	Age	Position

Richard A. Barasch(3)(4)	51	Chairman of the Board of Directors, President and Chief Executive Officer; Chairman of the Board, President, and Chief Executive Officer of American Progressive; and Chairman of the Board of all our other subsidiaries.
Gary W. Bryant	55	Executive Vice President and Chief Operating Officer; President, Chief Executive Officer and Director of American Pioneer; Vice Chairman of American Progressive and Pennsylvania Life and Director, President, Chief Executive Officer and Director of American Exchange; Director and President of Constitution Life, Marquette National Life, Peninsular Life and Union Bankers.
Theodore M. Carpenter, Jr.	57	Chief Executive Officer of Heritage Health Systems.
Jason J. Israel, C.P.A.	52	Senior Vice President; Chief Operating Officer and Director of CHCS Services, Inc.
Gary Jacobs	54	Senior Vice President; President of CHCS Services, Inc.
Lisa M. Spivack	35	Senior Vice President, General Counsel and Secretary.
Robert A. Waegelein, C.P.A.(3)	45	Executive Vice President and Chief Financial Officer; Executive Vice President, Chief Financial Officer and Director of all our subsidiaries.
William E. Wehner, C.L.U.	61	President and Director of Pennsylvania Life and Senior Vice President and Chief Marketing Officer of American Pioneer and our other subsidiaries.
Bradley E. Cooper(2)(4)	38	Director.
Mark M. Harmeling(2)(5)	52	Director.
Bertram Harnett(3)(4)	82	Director.
Linda H. Lamel(1)(2)	61	Director.
Eric Leathers(3)	31	Director.
Patrick J. McLaughlin(1)(3)(4)	47	Director.
Robert A. Spass(4)(5)	49	Director.
Robert F. Wright(1)(5)	79	Director.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Investment Committee.

(4)	Member of the Executive Committee.

(5)	Member of the Nominating and Corporate Governance Committee.
      Richard A. Barasch. Mr. Barasch has served as a Director since July 1988, as Chairman since December 1997, as President since April 1991 and as Chief Executive Officer since June 1995. He has served as a Director and the President of American Progressive since 1991, and he is Chairman of the Board of all of our subsidiaries. Mr. Barasch has held positions with our subsidiaries since their acquisition or organization.
      Gary W. Bryant. Mr. Bryant has served as Executive Vice President since June 1995 and Chief Operating Officer since June 2000. He has also been a Director, President and Chief Executive Officer of

American Pioneer since April 1983, Vice Chairman of American Progressive and Pennsylvania Life since 2001 and a Director, President and Chief Executive Officer of American Exchange since December 1997. In addition, Mr. Bryant has served as a Director and President of Constitution Life, Marquette, Peninsular Life and Union Bankers since March 2000. Mr. Bryant has also served as the Chairman of the Board of CHCS Services, Inc. since January 2000.
      Theodore M. Carpenter, Jr. Mr. Carpenter has served as Chief Executive Officer of Heritage Health Systems, Inc. since May 2005 and was its Executive Vice President and Chief Operating Officer from 1999 to May 2005. Prior to joining Heritage, Mr. Carpenter worked for Kaiser Permanente for over 23 years, his last five years as President of Kaiser Foundation Health Plan of North Carolina.
      Jason J. Israel, C.P.A. Mr. Israel has served as Senior Vice President, Administration since March 2004 and as Chief Operating Officer and a Director of CHCS Services, Inc. since July 2002. Previously, Mr. Israel was President and Director of Bankers Insurance Group’s Property and Casualty Companies from January to June, 2002. From January 2000 to January 2002, Mr. Israel was President and Director of JASCO Consulting Corp. From 1986 to 2000, he was employed by American Bankers Insurance Group and serving as Executive Vice President of Administration. From 1978 to 1986, Mr. Israel was employed by Price Waterhouse as a Senior Audit Manager. From 1974 to 1978, he was employed by SD Leidesdent & Co. as an Audit Senior.
      Gary Jacobs. Mr. Jacobs has served as Senior Vice President, Corporate Development since 2002. He also has served as President of CHCS Services, Inc. since 1995, a Director and Senior Vice President of American Pioneer Health Plans, Inc., Senior Vice President, Managed Care of American Pioneer Life Insurance Company and American Progressive, a Director and President of Ameri-Plus Preferred Care, Inc. and CHCS, Inc., a Director of Eagle Life, and President of WorldNet Services Corp. Prior to joining us, Mr. Jacobs served as a Franchisee and Executive Director of Staff Builders Home Health Care of Broward County and as President of HMI a Public HMO Management and Consulting Company.
      Lisa M. Spivack. Ms. Spivack has served as Senior Vice President, General Counsel and Secretary of the Company since March 2005. Prior to joining the Company, Ms. Spivack served as Vice President, Associate General Counsel and Assistant Secretary of ImClone Systems Incorporated, and as an attorney with the law firm of Pryor Cashman Sherman & Flynn LLP in New York, New York, specializing in corporate governance and corporate and securities transactions and compliance.
      Robert A. Waegelein, C.P.A. Mr. Waegelein has served as our Executive Vice President and Chief Financial Officer since October 1990 and has been Chief Financial Officer and Director of each of our subsidiaries since they were acquired or organized. Prior to that, Mr. Waegelein, a certified public accountant, was employed by KPMG Peat Marwick LLP, our then independent public accountants, in positions of increasing responsibility, finally serving as Senior Manager.
      William E. Wehner, C.L.U. Mr. Wehner has served as a Director and as President of Pennsylvania Life since April 2000. Mr. Wehner has also been Senior Vice President and Chief Marketing Officer of American Pioneer and other subsidiaries since November 1997. Mr. Wehner was employed for over twenty years by Mutual Life Insurance Company of New York and its affiliates in positions of increasing responsibility, finally serving as Vice President for Group Insurance.
      Bradley E. Cooper. Mr. Cooper has served as a Director since July 1999. Mr. Cooper is a Senior Vice President, Director, Partner and co-founder of Capital Z. Prior to joining Capital Z, Mr. Cooper served in similar roles at Insurance Partners, L.P. (from 1994 to 1998) and International Insurance Advisors, L.P. (from 1990 to 1994). Prior to that, Mr. Cooper was an investment banker in the Financial Institutions Group at Salomon Brothers, Inc. (from 1988 to 1990). Mr. Cooper currently serves on the board of directors of CERES Group, Inc. and PXRE Group, Ltd.
      Mark M. Harmeling. Mr. Harmeling has served as a Director since July 1990. He has also served as Director of American Progressive from 1992 to 1999. Mr. Harmeling is a Senior Managing Director at

Colony Realty Partners, LLC. He was previously a Partner of TA Associates Realty, a pension fund advisory firm from 2001 to 2004. Prior to joining TA, Mr. Harmeling worked for several real estate companies, the longest tenure of which was as President of Bay State Realty Advisors. Mr. Harmeling also serves on the board of directors of Rochester Shoetree Corporation.
      Bertram Harnett. Mr. Harnett has served as a Director since June 1996. Mr. Harnett has been a practicing lawyer since 1948 and has been President of the law firm of Harnett Lesnick & Ripps P.A., Boca Raton, Florida and its predecessors since 1988. He is the author of treatises on insurance law and is a retired Justice of the New York State Supreme Court.
      Linda H. Lamel. Ms. Lamel has served as a Director since June 2003. She is an attorney and consultant in private practice. She was CEO of Claims online, a technology company specializing in insurance claims processing, from 2000 to 2002. Previous to that, Ms. Lamel was Executive Director of the Risk and Insurance Management Society, an association of corporate insurance buyers (from 1997 to 2000); Vice-President of TIAA-CREF heading their group insurance operation (from 1988 to 1996), President of the College of Insurance (from 1983 to 1988) and Deputy Superintendent of the Insurance Department of New York (from 1977 to 1983).
      Eric Leathers. Mr. Leathers has served as a Director since February 2004. He is a Principal of Capital Z. Prior to joining Capital Z in August 1998, Mr. Leathers was an investment banker with Donaldson, Lufkin & Jenrette, where he specialized in mergers and acquisitions, corporate financings, and private equity transactions within the insurance industry.
      Patrick J. McLaughlin. Mr. McLaughlin has served as a Director since January 1995. Mr. McLaughlin has been a Managing Director of Emerald Capital Group, Ltd., an asset management and consulting firm specializing in the insurance industry, since April 1993. Prior to that he was an Executive Vice President and Chief Investment Officer of Life Partners Group, Inc., Managing Director of Conning & Company and Senior Vice President and Chief Investment Officer of ICH Corporation.
      Robert A. Spass. Mr. Spass has served as a Director since July 1999. Mr. Spass is the Chairman of the Board, a Partner and co-founder of Capital Z. Prior to founding Capital Z, Mr. Spass was the Managing Partner and co-founder of Insurance Partners, L.P. (from 1994 to 1998). Prior to the formation of Insurance Partners, L.P., Mr. Spass was President and CEO of International Insurance Advisors L.P. (from 1990 to 1994). Prior to that, Mr. Spass was a Director of Investment Banking at Salomon Brothers (from 1984 to 1990) and a Senior Manager for Peat Marwick Main & Co. (from 1978 to 1984). Mr. Spass serves on the board of directors of CERES Group, Inc., Endurance Holdings, Inc., Aames Financial Corp. and USI Holdings Corporation.
      Robert F. Wright. Mr. Wright has served as a Director since June 1998. Mr. Wright has been President of Robert F. Wright Associates, Inc. since 1988. Prior to that, Mr. Wright was a senior partner of the public accounting firm of Arthur Andersen LLP. Mr. Wright is Director of Reliance Standard Life Insurance Company (and its affiliates), GVA Williams, The Navigators Group, Inc. and USI Holdings Corporation.
      All of the executive officers listed above devote their full business time to Universal American Financial Corp. All of our officers and directors are elected annually for one-year terms. All officers and directors hold office until their successors are duly elected and qualified.
      Our by-laws provide that our Board of Directors shall set the number of directors. Our Board of Directors currently consists of nine directors.
      We have a separately-designated standing Audit Committee, established in accordance with Section 3 (A) (58) (A) of the Exchange Act. The Audit Committee is composed of Linda H. Lamel, Patrick J. McLaughlin and Robert F. Wright, and has adopted a written charter. In addition, we have a Compensation Committee, a Nominating and Corporate Governance Committee, an Investment Committee and an Executive Committee. The Compensation Committee reviews and recommends compensation, including stock-based compensation, for our officers. The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board, candidates for nomination for election at the annual meeting of shareholders or to fill Board vacancies. The Investment Committee reviews our investment policy and guidelines, reviews portfolio performance and reviews and approves all investment transactions. The Executive Committee has the authority to act between Board meetings on behalf of our Board, on all matters allowed by law.
      We have adopted a Code of Business Conduct and Ethics, which is applicable to all of our employees, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Business Conduct and Ethics is available on our website at: http://www.uafc.com. We intend to post on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics applicable to our senior officers.
      Additional information is incorporated by reference to our definitive proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 and our Annual Report on Form 10-K.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our common stock held as May 1, 2005, and as adjusted to reflect the sale of common stock in this offering for:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person who we know beneficially owns 5% or more of our common stock; and

•	the selling shareholder.
      Except as otherwise indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC.
      As of May 1, 2005, there were 55,735,038 shares of our common stock outstanding, net of shares held in treasury. Unless otherwise stated, the address of each person is c/o Universal American Financial Corp., Six International Drive, Suite 190, Rye Brook, NY 10573.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to Offering			After Offering
			Number of
Name and Address	Number of	Percent of	Shares Being	Number of	Percentage of
of Beneficial Owner	Shares(a)	Class(b)	Offered	Shares(a)	Class(b)(c)

Capital Z Financial Services Fund II, L.P.(d)(e)(f)(g)	25,154,472	45.1%	4,973,580	20,180,892	34.9%
Capital Z Financial Services Private Fund II, L.P.(d)(e)(f)(g)	133,264	*	26,420	106,844	*
Richard A. Barasch(h)	2,650,056	4.7%	—	2,650,056	4.5%
Gary W. Bryant(i)	817,058	1.5%	—	817,058	1.4%
Bradley E. Cooper(d)(e)	34,216	*	—	34,216	*
Mark M. Harmeling	65,808	*	—	65,808	*
Bertram Harnett(j)	256,512	*	—	256,512	*
Jason J. Israel	83,656	*	—	83,656	*
Gary Jacobs	173,553	*	—	173,553	*
Linda H. Lamel	4,500	*	—	4,500	*
Eric W. Leathers(d)(f)	1,455	*	—	1,455	*
Patrick J. McLaughlin	71,500	*	—	71,500	*
Robert A. Spass(d)(g)	68,433	*	—	68,433	*
Robert A. Waegelein	651,725	1.2%	—	651,725	1.1%
Robert F. Wright	345,776	*	—	345,776	*
Directors and Officers as a Group	5,760,315	10.0%	—	5,760,315	9.6%

*	Percent of class is less than 1%.

(a)	The Securities and Exchange Commission has defined “beneficial owner” of a security to include any person who has or shares voting power or investment power with respect to any such security or who has the right to acquire beneficial ownership of any security within 60 days.

(b)	The percentages are based on the 55,735,038 shares of common stock outstanding as of May 1, 2005 plus common stock issuable with respect to options held by the person whose percentage of ownership is being calculated which are presently or will become exercisable within 60 days.

(c)	Without giving effect to the Underwriters’ over-allotment option. If the Underwriters’ over-allotment option is exercised in full, Capital Z will own 34.5% of our outstanding shares after the offering.

(d)	Address is c/o Capital Z Management, LLC, 54 Thompson Street, New York, NY 10012.

(e)	Mr. Cooper, who is one of our Directors, is a shareholder of Capital Z Partners, Ltd., the ultimate general partner of Capital Z. In addition, Mr. Cooper owns 5.7% of the voting capital stock of Capital Z Partners, Ltd. No person or entity owns 10% or more of the voting capital stock of Capital Z Partners, Ltd. Mr. Cooper disclaims beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z.

(f)	Mr. Leathers is a principal of Capital Z Partners, L.P. (the immediate general partner of Capital Z) and disclaims beneficial ownership of all shares of common stock beneficially owned by Capital Z.

(g)	Mr. Spass, who is one of our Directors, is a shareholder of Capital Z Partners, Ltd., the ultimate general partner of Capital Z. In addition, Mr. Spass owns 5.7% of the voting capital stock of Capital Z Partners, Ltd. No person or entity owns 10% or more of the voting capital stock of Capital Z Partners, Ltd. Mr. Spass disclaims beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z.

(h)	Includes vested options to purchase 726,050 shares of our common stock. Also includes 534,411 shares of common stock which are held directly by, or in trust for, members of his immediate family as to which Mr. Barasch disclaims beneficial ownership.

(i)	Address is 1001 Heathrow Park Lane, Lake Mary, FL 32746.

(j)	Includes 209,561 shares of common stock which are held in an irrevocable trust for the benefit of Mr. Harnett’s family, of which Mr. Harnett disclaims beneficial ownership. Mr. Harnett’s adult children are trustees of the trust, and his spouse and adult children are the beneficiaries of the trust. The trustees of the trust have delegated investment power over the shares held by the trust to Mr. Harnett.

UNDERWRITING
      Lehman Brothers Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, UBS Securities LLC, Raymond James & Associates, Inc. and Cochran, Caronia & Co. are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference into this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling shareholder the respective number of shares of common stock shown opposite its name below:

Number of Shares
Underwriter	of Common Stock

Lehman Brothers Inc.	2,625,000
J.P. Morgan Securities Inc.	2,625,000
Banc of America Securities LLC	525,000
UBS Securities LLC	525,000
Raymond James & Associates, Inc.	525,000
Cochran, Caronia & Co.	175,000

7,000,000

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any shares are purchased;

•	the representations and warranties made by us and the selling shareholder to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling shareholder deliver customary closing documents to the underwriters.
Commission and Expenses
      The following table summarizes the underwriting discounts and commissions we and the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,050,000 additional shares of common stock. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay to us and the selling shareholder.

	Total

		Without
	Per	Option	With Option
	Share	Exercise	Exercise

Paid by us	$1.1805	$2,361,000	$3,600,525
Paid by selling shareholder	$1.1805	$5,902,500	$5,902,500
      We and the selling shareholder have been advised by the underwriters that the underwriters propose to offer the shares of common stock directly to the public at the price to the public set forth on the cover page of this prospectus supplement and to selected dealers, which may include the underwriters, at the offering price less a selling concession not in excess of $0.70 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be $700,000 (exclusive of underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholder in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares
      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,050,000 shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 7,000,000 shares of common stock in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriters’ percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Lock-Up Agreements
      We, all of our directors and executive officers and the selling shareholder have agreed that, without the prior written consent of each of Lehman Brothers Inc. and J.P. Morgan Securities Inc., we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 90 days from the date of this prospectus supplement other than permitted transfers and sales pursuant to certain pre-arranged trading plans adopted by certain of our executive officers under Rule 10b5-1 promulgated by the SEC.
      The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announces material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
Indemnification
      We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.
Stabilization, Short Positions and Penalty Bids
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares of common stock in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing the shares in the open market. In determining the source of the shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we, the selling shareholder nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of common stock. In addition, neither we, the selling shareholder nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
      In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.
Listing
      Our shares of common stock are traded on the Nasdaq National Market under the symbol “UHCO”.
Electronic Distribution
      A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or selling group members participating in this common stock offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling shareholder to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes
      If you purchase shares of common stock offered by this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.
Relationships
      Some of the underwriters and their related entities have performed and may perform investment banking, commercial banking and advisory services for us from time to time in the ordinary course of their business. They have received and will receive customary compensation and expenses for these commercial and investment banking and financial advisory services.
      Bank of America, N.A., an affiliate of Banc of America Securities LLC, is an agent and a lender under our amended credit agreement, and Raymond James Bank, FSB, an affiliate of Raymond James & Associates, Inc. is a lender under our amended credit agreement. In connection with their activities as agent or lender, as applicable, these banks have received and will receive customary fees and expense reimbursement.
      Banc of America Securities LLC acted as a financial advisor to us in connection with our acquisition of Heritage Health Systems, Inc. in 2004. Raymond James & Associates, Inc. issued a fairness opinion to our board of directors and Banc of America Securities LLC acted as a financial advisor to us in connection with our acquisition of Pyramid Life Insurance Company in 2003. For their work in connection with these acquisitions, these banks received customary fees and expense reimbursement.
      Lehman Brothers Inc. has acted as a financial advisor to us in evaluating strategic alternatives.
Notice to Canadian Residents
     Offers and Sales in Canada
      This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.
      This prospectus supplement and the accompanying prospectus are for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.
     Responsibility
      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus supplement and the accompanying prospectus or any other information provided by us or the selling shareholder in connection with the offering of the shares into Canada.
     Resale Restrictions
      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.
     Representations of Purchasers
      Each Canadian investor who purchases shares will be deemed to have represented to us, the selling shareholder, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 — Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares and (d) in the case of a purchaser located in Quebec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Quebec).
     Taxation and Eligibility for Investment
      Any discussion of taxation and related matters contained in this prospectus supplement or the accompanying prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.
     Rights of Action for Damages or Rescission (Ontario)
      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus supplement shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus supplement or the accompanying prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus supplement during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and the selling shareholder shall have no right of action for damages against us or the selling shareholder. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.
      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

      The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.
     Enforcement of Legal Rights
      We are organized under the laws of the State of New York in the United States of America. All, or substantially all, of our directors and officers, as well as the selling shareholder and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.
     Language of Documents
      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque maniére que ce soit à la vente des valeurs mobiliéres décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS
      Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the securities offered by this prospectus supplement. Clifford Chance US LLP is acting as counsel to the underwriters in connection with this offering.
EXPERTS
      The audited consolidated financial statements and schedules of Universal American Financial Corp. and subsidiaries included in Universal American Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS
$140,000,000
UNIVERSAL AMERICAN FINANCIAL CORP.
Debt Securities
Preferred Stock
Common Stock
Depositary Shares
Warrants
Stock Purchase Contracts
Stock Purchase Units

5,000,000 Shares of Common Stock
Offered by the Selling Shareholder named herein

        We may offer from time to time up to $140,000,000 of any combination of the securities described in this prospectus. In addition, the selling shareholder named in this prospectus may offer from time to time up to 5,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of our shares by the selling shareholder.
      We will provide specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. A supplement may also change or update information contained in this prospectus.
      We will not use this prospectus to confirm sales of any of our securities unless it is attached to a prospectus supplement.
      Our common stock is quoted on the Nasdaq National Market under the ticker symbol “UHCO.” Unless we state otherwise in a prospectus supplement, we will not list any of these securities on any securities exchange.
      Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 13, 2004

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we and the selling shareholder may sell the securities described in the prospectus from time to time. This prospectus provides you with a general description of the securities that may be offered. We may also add, update or change information contained in this prospectus through a supplement to this prospectus. Any statement made in this prospectus will be modified or superseded by any inconsistent statement made in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

UNIVERSAL AMERICAN FINANCIAL CORP.
      We are a specialty health and life insurance holding company, with an emphasis on providing a broad array of health insurance and managed care products and services to the growing senior population. Our principal products for the senior market are Medicare supplement, life insurance and fixed annuities, plus Medicare Advantage products in selected markets. In addition, we sell fixed benefit disability insurance for self-employed individuals in the United States and Canada. We distribute these products through a career agency system and an independent general agency system. We also provide administrative services for both affiliated and unaffiliated insurance companies for senior market insurance and non-insurance programs.
      Collectively, our insurance subsidiaries are licensed to sell life and accident and health insurance and annuities in all 50 states, the District of Columbia, Puerto Rico and all the provinces of Canada. Our managed care subsidiary operates Medicare Advantage health plans in Texas, New York and Pennsylvania.
      Our principal executive office is located at Six International Drive, Suite 190, Rye Brook, NY 10573, Attention: Secretary, and our telephone number is (914) 934-5200.
USE OF PROCEEDS
      Unless we state otherwise in a prospectus supplement, we intend to use the proceeds from the sale of the securities offered by this prospectus, for general corporate purposes, including, but not limited to, working capital, capital expenditures, investments in subsidiaries, acquisitions and refinancing of debt. We will include a more detailed description of the use of proceeds of any specific offering of securities in the prospectus supplement relating to the offering. We will not receive any of the proceeds from the sale of our common stock by the selling shareholder.
RISK FACTORS
      Each prospectus supplement relating to the securities we offer will contain a discussion of risks applicable to an investment in our company and to the securities that we are offering pursuant to that supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement or appearing or incorporated by reference in this prospectus.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of consolidated earnings to fixed charges for the years and the periods indicated:

	Six Months
	Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Ratio of Consolidated Earnings to Fixed Charges	11.38	7.43	9.55	11.48	7.90	4.85	5.48
Ratio of Consolidated Earnings to Fixed Charges, including Interest Credited to Contractholders	4.31	3.51	3.93	3.90	3.62	2.77	2.31
      For purposes of computing the ratio of consolidated earnings to fixed charges, “earnings” consists of income from operations before federal income taxes and fixed charges. “Fixed charges” consists of interest expense, capitalized interest, amortization of debt expense and an imputed interest component for rental expense. “Fixed charges, including interest credited to contractholders” also includes all interest paid or credited to the holders of our policies, annuities and investment contracts.
      As of the date of this prospectus, we do not have any preferred stock outstanding.

DESCRIPTION OF THE DEBT SECURITIES
      We may offer unsecured senior debt securities or subordinated debt securities. We refer to the senior debt securities and the subordinated debt securities together in this prospectus as the “debt securities.” The senior debt securities will rank equally with all of our other unsecured, unsubordinated obligations. The subordinated debt securities will be subordinate and junior in right of payment to all of our senior debt.
      We will issue senior debt securities in one or more series under an indenture, which we refer to as the “senior indenture,” between us and the trustee to be named in the prospectus supplement relating to the offering of senior debt securities. We will issue subordinated debt securities in one or more series under an indenture, which we refer to as the “subordinated indenture,” between us and the trustee to be named in the prospectus supplement relating to the offering of subordinated debt securities.
      The following description of the terms of the indentures is a summary. It summarizes only those portions of the indentures which we believe will be most important to your decision to invest in our debt securities. You should keep in mind, however, that it is the indentures, and not this summary, which defines your rights as a debtholder. There may be other provisions in the indentures which are also important to you. You should read the indentures for a full description of the terms of the debt securities. The senior indenture and the subordinated indenture are filed as exhibits to the Registration Statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of the senior indenture and the subordinated indenture.
The Debt Securities are Unsecured Obligations
      Our debt securities will be unsecured obligations. Our senior debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated obligations. As a non-operating holding company, most of our operating assets and the assets of our consolidated subsidiaries are owned by our subsidiaries. We rely primarily on dividends from these subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should rely only on our assets for payments on the debt securities. The payment of dividends by our insurance subsidiaries is limited under the insurance holding company laws in the jurisdictions where those subsidiaries are domiciled. See “Universal American Financial Corp.”
      Unless we state otherwise in the applicable prospectus supplement, the indentures do not limit us from incurring or issuing other secured or unsecured debt under either of the indentures or any other indenture that we may have entered into or enter into in the future. See “— Subordination under the Subordinated Indenture” and the prospectus supplement relating to any offering of subordinated debt securities.
Terms of the Debt Securities
      We may issue the debt securities in one or more series with different terms through an indenture that supplements the senior indenture or the subordinated indenture or through a resolution of our board of directors or an authorized committee of our board of directors.
      You should refer to the applicable prospectus supplement for the specific terms of each series of the debt securities. These terms may include the following:

•	title of the debt securities,

•	any limit upon the aggregate principal amount,

•	maturity date(s) or the method of determining the maturity date(s),

•	interest rate(s) or the method of determining the interest rate(s),

•	dates on which interest will be payable, the record dates relating to interest payments and circumstances in which interest may be deferred, if any,

•	dates from which interest will accrue and the method of determining dates from which interest will accrue,

•	place or places where we may pay principal, premium, if any, and interest and where you may present the debt securities for registration or transfer or exchange,

•	place or places where notices and demands relating to the debt securities and the indentures may be made,

•	redemption or early payment provisions,

•	sinking fund or similar provisions,

•	authorized denominations if other than denominations of $1,000,

•	currency, currencies, or currency units, if other than U.S. dollars, in which the principal of, premium, if any, and interest on the debt securities is payable, or in which the debt securities are denominated,

•	any additions, modifications or deletions, in the event of default or covenants of Universal American Financial Corp. specified in the indenture relating to the debt securities,

•	if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities that is payable upon declaration of acceleration of maturity,

•	any additions or changes to the indenture necessary to permit or facilitate issuing the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

•	any index or indices or formulas used to determine the amount of payments of principal of and premium, if any, on the debt securities and the method of determining these amounts,

•	whether a temporary global security will be issued and the terms upon which these temporary debt securities may be exchanged for definitive debt securities,

•	whether the debt securities will be issued in whole or in part in the form of one or more global securities,

•	identity of the depositary for global securities,

•	appointment of any agent(s), including paying, authenticating, calculation or conversion agents(s), transfer agent(s) or registrar(s),

•	the events of default applicable to the series,

•	the provisions regarding defeasance and satisfaction and discharge applicable to such series,

•	the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the debt securities into other securities or cash,

•	in the case of the subordinated indenture, any provisions regarding subordination, and

•	additional terms not inconsistent with the provisions of the indentures.
      Debt securities may also be issued under the indentures upon the exercise of the warrants. See “Description of Warrants.”
Special Payment Terms of the Debt Securities
      We may issue one or more series of debt securities at a substantial discount below their stated principal amount. These may bear no interest or interest at a rate which at the time of issuance is below market rates. We will describe United States federal tax consequences and special considerations relating to any series in the applicable prospectus supplement.
      The purchase price of any of the debt securities may be payable in one or more foreign currencies or currency units. The debt securities may be denominated in one or more foreign currencies or currency units, or the principal of, premium, if any, or interest on any debt securities may be payable in one or more foreign currencies or currency units. We will describe the restrictions, elections, federal income tax considerations, specific terms and other information relating to the debt securities and the foreign currency units in the applicable prospectus supplement.
      If we use any index to determine the amount of payments of principal, of premium, if any, or interest on any series of debt securities, we will also describe the special federal income tax, accounting and other considerations applicable to the debt securities in the applicable prospectus supplement.
Denominations, Registration and Transfer
      We expect to issue most debt securities in fully registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000. Except as we may describe in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount and bearing the same interest rate.
      You may present debt securities for exchange as described above, or for registration of transfer, at the office of the securities registrar or at the office of any transfer agent we designate for that purpose. You will not incur a service charge but you must pay any taxes and other governmental charges as described in the indenture. We will appoint the trustees as securities registrar under the indentures. We may at any time rescind the designation of any transfer agent that we initially designate or approve a change in the location through which the transfer agent acts. We will specify the transfer agent in the applicable prospectus supplement. We may at any time designate additional transfer agents.
Global Debt Securities

Generally
      We may issue all or any part of a series of debt securities in the form of one or more global securities. We will identify the depositary holding the global debt securities in the applicable prospectus supplement. We will issue global securities in registered form and in either temporary or definitive form. Unless it is exchanged for the individual debt securities, a global security may not be transferred except:

•	by the depositary to its nominee,

•	by a nominee of the depositary to the depositary or another nominee, or

•	by the depositary or any nominee to a successor of the depositary, or a nominee of the successor.
      We will describe the specific terms of the depositary arrangement in the applicable prospectus supplement. We expect that the following provisions will generally apply to these depositary arrangements.

Beneficial Interests in a Global Security
      If we issue a global security, the depositary for the global security or its nominee will credit on its book-entry registration and transfer system the principal amounts of the individual debt securities represented by the global security to the accounts of persons that have accounts with it. We refer to those persons as “participants” in this prospectus. The accounts will be designated by the dealers, underwriters or agents for the debt securities, or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons who may hold interests through participants. Ownership and transfers of beneficial interests in the global security will be shown on, and transactions can be effected only through, records maintained by the applicable depositary or its nominee, for interests of participants, and the records of participants, for interests of persons who hold through participants. The laws of some states require that you take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global security.

      So long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, you:

•	will not be entitled to have any of the individual debt securities represented by the global security registered in your name,

•	will not receive or be entitled to receive physical delivery of any debt securities in definitive form, and

•	will not be considered the owner or holder of the debt securities under the indenture.

Payments of Principal, Premium and Interest
      We will make principal, premium and interest payments on global securities to the depositary that is the registered holder of the global security or its nominee. The depositary for the global securities will be solely responsible and liable for all payments made on account of your beneficial ownership interests in the global security and for maintaining, supervising and reviewing any records relating to your beneficial ownership interests.
      We expect that the depositary or its nominee, upon receipt of any principal, premium or interest payment immediately will credit participants’ accounts with amounts in proportion to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to you, as an owner of a beneficial interest in the global security held through those participants, will be governed by standing instructions and customary practices, as it is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of those participants.

Issuance of Individual Debt Securities
      Unless we state otherwise in the applicable prospectus supplement, if a depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities in exchange for the global security. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities represented by one or more global securities. If that occurs, we will issue individual debt securities in exchange for the global security.
      Further, we may specify that you may, on terms acceptable to us, the trustee and the depositary, receive individual debt securities in exchange for your beneficial interest in a global security, subject to any limitations described in the prospectus supplement relating to the debt securities. In that instance, you will be entitled to physical delivery of individual debt securities equal in principal amount to that beneficial interest and to have the debt securities registered in your name. Unless we otherwise specify, we will issue those individual debt securities in denominations of $1,000 and integral multiples of $1,000.
Payment and Paying Agents
      Unless we state otherwise in an applicable prospectus supplement, we will pay principal of, premium, if any, and interest on your debt securities at the office of the trustee for your debt securities in the City of New York or at the office of any paying agent that we may designate. In addition, we may pay interest, except in the case of global debt securities, by check mailed to the address of the person entitled to the payment that appears in the securities register.
      Unless we state otherwise in an applicable prospectus supplement, we will pay any interest on debt securities to the registered owner of the debt security at the close of business on the record date for the interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the debt securities.

      Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on any debt security that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.
Redemption
      Unless we state otherwise in an applicable prospectus supplement, debt securities will not be subject to any sinking fund and will not be redeemable prior to their stated maturity except as described below.
      We may, at our option, redeem any series of debt securities on any interest payment date in whole or in part. We may redeem debt securities in denominations larger than $1,000 but only in integral multiples of $1,000.
Consolidation, Merger and Sale of Assets
      We will not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, and no person may consolidate with or merge into us or convey, transfer or lease to us its properties and assets substantially as an entirety, unless:

•	if we consolidate with or merge into another corporation or convey or transfer our properties and assets substantially as an entirety to any person or group of affiliated entities, the successor corporation is organized under the laws of the United States of America or any state or the District of Columbia, and the successor corporation expressly assumes, by operation of law or otherwise, our obligations relating to the debt securities,

•	immediately after giving effect to the consolidation, merger, conveyance or transfer and any related transactions, there exists no event of default under either indenture, and no event which, after notice or lapse of time or both, would become an event of default under the relevant indenture, and

•	other conditions described in the indentures are met.
      Notwithstanding the foregoing, we may consolidate with, or merge with or into, an affiliate incorporated for the purpose of incorporating in another jurisdiction of the United States of America or any State thereof or the District of Columbia without complying with the requirement that, immediately after giving effect to the transaction or series of related transactions, there is no default and no event of default continuing under the relevant indenture.
      Notwithstanding the foregoing (a) we may convey, transfer or lease all or substantially all of our properties and assets as an entirety to any subsidiary or subsidiaries, in one transaction or a series of related transactions and (b) the transfer by us, in a single transaction or series of transactions, of all or substantially all of our cash, cash equivalents and marketable securities of non-affiliates for which we receive fair market value, as determined by our board of directors, will not constitute a sale of all or substantially all of our assets.
      The general provisions of the indenture do not protect you against transactions, such as a highly leveraged transaction, that may adversely affect you.
Modification and Waiver

Modification
      We and the trustee may modify and amend each indenture with the consent of the holders of a majority in aggregate principal amount of the series of debt securities affected. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any installment of interest on, any outstanding debt security,

•	reduce the principal amount of, or the rate of interest on or any premium payable upon the redemption of, or the amount of principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity of, any outstanding debt security,

•	change the place of payment, or the coin or currency in which any outstanding debt security or the interest is payable,

•	impair your right to institute suit for the enforcement of any payment on or relating to any outstanding debt security after the stated maturity, or

•	change the amendment provisions of the indenture requiring the consent of the affected holders for waiver of compliance with the indenture or waiver of past defaults.

Waiver
      The holders of a majority in principal amount of the outstanding debt securities of a series may, on behalf of the holders of all debt securities of that series, waive compliance by us with certain restrictive covenants of the indenture which relate to that series.
      The holders of not less than a majority in principal amount of the outstanding debt securities of a series may, on behalf of the holders of that series, generally waive any past default under the indenture relating to that series of debt securities. However, a default in the payment of the principal of, or any interest on, any debt security of that series or relating to a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.
Events of Default
      Under the terms of each indenture, each of the following constitutes an event of default for a series of debt securities:

•	default for 30 days in the payment of any interest or other amounts due from time to time when due,

•	default in the payment of principal, or premium, if any, at maturity,

•	default in the performance of any other covenant in the indenture for 60 days after written notice,

•	certain events of bankruptcy, insolvency or reorganization, or

•	any other event of default described in the applicable board resolution or supplemental indenture under which the series of debt securities is issued.
      Unless otherwise indicated in the applicable prospectus supplement, no event of default with respect to a particular series of debt securities, except for certain events involving bankruptcy, insolvency or reorganization with respect to us, necessarily constitutes an event of default with respect to any other series of debt securities.
      We will be required to furnish the trustee annually with a statement as to the fulfillment of our obligations under the indenture. Each indenture provides that the trustee may withhold notice to you of any default, except in respect of the payment of principal or interest on the debt securities, if it considers it in the interests of the holders of the debt securities to do so.
Effect of An Event of Default
      If an event of default exists, the trustee or the holders of not less than 25% in principal amount of a series of debt securities may declare the principal amount, or, if the debt securities are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series, of the debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration the principal will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding debt securities may, subject to conditions specified in the indenture, rescind and annul that declaration.

      Subject to the provisions of the indentures relating to the duties of the trustee, if an event of default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at your request, order or direction, unless you have offered to the trustee reasonable security or indemnity. Subject to the provisions for the security or indemnification of the trustee, the holders of a majority in principal amount of a series of outstanding debt securities have the right to direct the time, method and place of conducting and proceeding for and remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the debt securities of that series.
Legal Proceedings and Enforcement of Right to Payment
      You will not have any right to institute any proceeding in connection with the indenture or for any remedy under the indenture, unless you have previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series. In addition, the holders of at least 25% in principal amount of the outstanding debt securities must have made written request, and offered reasonable indemnity, to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request, and must have failed to institute the proceeding. However, you will have an absolute right to receive payment of the principal of, premium, if any, and interest on that debt security on or after the due dates expressed in the debt security and to institute a suit for the enforcement of that payment.
Satisfaction and Discharge
      Each indenture provides that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, and we deposit or cause to be deposited with the trustee, in trust, an amount in the currency or currencies in which the debt securities are payable sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be, then the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture. However, we will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.
Defeasance
      Unless we state otherwise in the applicable prospectus supplement, each indenture provides that we will be deemed to have paid and discharged the entire indebtedness on all the debt securities of a series at any time prior to their stated maturity or redemption when:

•	we have irrevocably deposited or caused to be deposited with the trustee, in trust, either:

•	sufficient funds to pay and discharge the entire indebtedness on the debt securities for the principal, premium, if any, and interest to the stated maturity or any redemption date, or

•	the amount of U.S. government securities as will, in the written opinion of independent public accountants delivered to the trustee, together with predetermined and certain income to accrue, without consideration of any reinvestment, be sufficient to pay and discharge when due the entire indebtedness on the debt securities for principal, premium, if any, and interest to the stated maturity or any redemption date; and

•	we have paid or caused to be paid all other sums payable on the debt securities; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel to the effect that:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling, or

•	since the date of execution of the applicable indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the deposit and related defeasance would not cause you to recognize income, gain or loss for federal income tax purposes; and

•	we have delivered to the trustee an opinion of counsel that neither we nor the trust held by the trustee will immediately after the deposit just described be an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940; and

•	we have delivered to the trustee the other officer’s certificates and opinions of counsel as may be required by the indenture, each stating that all conditions precedent relating to the satisfaction and discharge of the entire indebtedness on all debt securities have been complied with.
      The subordinated indenture will not be discharged as described above if we have defaulted in the payment of principal of, premium, if any, or interest on any senior debt and that default is continuing or another event of default on the senior debt then exists and has resulted in the senior debt becoming or being declared due and payable prior to the date it would have become due and payable.
Conversion or Exchange
      The debt securities may be convertible into common stock or other securities. If so, we will describe the specific terms on which the debt securities may be converted or exchanged in the applicable prospectus supplement. The conversion or exchange may be mandatory, at your option, or at our option. The applicable prospectus supplement will describe the manner in which the shares of common stock or other securities you would receive would be converted or exchanged.
Subordination under the Subordinated Indenture
      In the subordinated indenture, we have agreed that any subordinated debt securities are subordinate and junior in right of payment to all senior debt to the extent provided in the subordinated indenture.
      Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with our insolvency or bankruptcy, the holders of senior debt will first be entitled to receive payment in full of principal of, premium, if any, and interest on the senior debt before the holders of subordinated debt securities will be entitled to receive or retain any payment of the principal of, premium, if any, or interest on the subordinated debt securities.
      If the maturity of any subordinated debt securities is accelerated, the holders of all senior debt outstanding at the time of the acceleration will first be entitled to receive payment in full of all amounts due, including any amounts due upon acceleration, before you will be entitled to receive any payment of the principal of, premium, if any, or interest on the subordinated debt securities.
      We will not make any payments of principal of, premium, if any, or interest on the subordinated debt securities if:

•	a default in any payment on senior debt then exists,

•	an event of default on any senior debt resulting in the acceleration of its maturity then exists, or

•	any judicial proceeding is pending in connection with default.

      When we use the term “debt,” we mean, with respect to any person, whether recourse is to all or a portion of the assets of that person and whether or not contingent:

•	every obligation of that person for money borrowed,

•	every obligation of that person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses,

•	every reimbursement obligation of that person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of that person,

•	every obligation of that person issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business,

•	every capital lease obligation of that person, and

•	every obligation of the type referred to in the prior five clauses of another person and all dividends of another person the payment of which that person has guaranteed or is responsible or liable for, directly or indirectly, including as obligor.
      When we use the term “senior debt” we mean the principal of, premium, if any, and interest on debt, whether incurred on, prior to, or after the date of the subordinated indenture, unless the instrument creating or evidencing that debt or pursuant to which that debt is outstanding states that those obligations are not superior in right of payment to the subordinated debt securities or to other debt which ranks equally with, or junior to, the subordinated debt securities. Interest on senior debt includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Universal American Financial Corp., whether or not the claim for post-petition interest is allowed in that proceeding.
      However, senior debt will not include:

•	any debt of Universal American Financial Corp. which when incurred and without regard to any election under Section 1111(b) of the Bankruptcy Code, was without recourse to Universal American Financial Corp.,

•	any debt of Universal American Financial Corp. to any of it subsidiaries,

•	debt to any employee of Universal American Financial Corp.,

•	any liability for taxes, and

•	indebtedness or monetary obligations to trade creditors or assumed by Universal American Financial Corp. or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.
      We are a non-operating holding company, and most of our operating assets are owned by our subsidiaries. Accordingly, the debt securities will be effectively subordinated to all our existing and future liabilities, including liabilities under contracts of insurance and annuities written by our insurance subsidiaries. You should rely only on our assets for payments of interest and principal and premium, if any. The payment of dividends by our insurance company subsidiaries is limited under the insurance holding company laws in the jurisdictions where those subsidiaries are domiciled. See “Universal American Financial Corp.”
      Unless we state otherwise in the applicable prospectus supplement, the subordinated indenture does not limit the amount of additional senior debt that we may incur. We expect from time to time to incur additional senior debt.
      The subordinated indenture provides that we may change the subordination provisions relating to any particular issue of subordinated debt securities prior to issuance. We will describe any change in the prospectus supplement relating to the subordinated debt securities.

Governing Law
      The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.
Concerning the Trustees
      Each of the trustees acts as depositary for funds of, makes loans to, and performs other services for, us and our subsidiaries in the normal course of business.
DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material terms and provisions relating to our capital stock. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, and our bylaws, as amended, which define the rights of our stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws are filed or incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part. See “Where You Can Find More Information” for information on how to obtain copies of these documents.
Authorized Capital
      Our authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share; and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2004, we had 55.0 million outstanding shares of common stock, net of shares held in treasury and no shares outstanding or issued of preferred stock. As of September 30, 2004, there were approximately 8,000 holders of our common stock.
Common Stock
      Holders of our common stock are entitled to such dividends, if any, as may be declared by our board of directors from assets legally available for that purpose and are entitled at all meetings of shareholders to one vote for each share held by them, without provision for cumulative voting. In the event that we liquidate, all assets available for distribution to the holders of our common stock, after payment of the amount, if any, distributable to the holders of preferred stock, are distributable among them according to their respective holdings. Our common stock is not redeemable, not convertible into any other securities, and has no preemptive rights or sinking fund provisions. The shares offered in this Prospectus will be, and all of the outstanding shares of our common stock are, fully paid and non-assessable.
Preferred Stock
      We may issue preferred stock in one or more series with any rights and preferences that may be authorized by our board of directors. A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

•	the title and stated value of the preferred stock;

•	the price or prices at which the preferred stock may be purchased;

•	the number of shares of the preferred stock offered, the liquidation preference per share, and the offering price of the preferred stock;

•	the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

•	whether dividends shall be cumulative or non cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

•	the procedures for an auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the voting rights of the preferred stock;

•	the provisions for redemption, if applicable, of the preferred stock;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into shares of our common stock, including the conversion price, or the manner of calculating the conversion price and conversion period;

•	if appropriate, a discussion of United States federal income tax considerations applicable to the preferred stock;

•	all series of preferred stock rank on a parity with each other and rank senior to common stock with respect to payment of dividends and distributions of assets upon liquidation; and

•	any other specific terms, preferences, rights, limitations, or restrictions of the preferred stock.
Depositary Shares

General Terms
      We may elect to offer depositary shares representing receipts for fractional interests in preferred stock, rather than full shares of preferred stock. In this case, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.
      We will deposit the shares of any series of preferred stock represented by depositary shares under a deposit agreement between us and a depositary which we will name in a prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented by the depositary share, including dividend, voting, redemption, subscription and liquidation rights.
      The following description of the terms of the deposit agreement is a summary. It summarizes only those terms of the deposit agreement which we believe will be most important to your decision to invest in our depositary shares. You should keep in mind, however, that it is the deposit agreement, and not this summary, which defines your rights as a holder of depositary shares. There may be other provisions in the deposit agreement which are also important to you. You should read the deposit agreement for a full description of the terms of the depositary shares. The form of the deposit agreement is filed as an exhibit to the Registration Statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy of the deposit agreement.

Dividends and Other Distributions
      The depositary will distribute all cash dividends or other cash distributions received on the preferred stock to you in proportion to the number of depositary shares that you own.
      In the event of a distribution other than in cash, the depositary will distribute property received by it to you in an equitable manner, unless the depositary determines that it is not feasible to make a distribution. In that case the depositary may sell the property and distribute the net proceeds from the sale to you.

Redemption of Depositary Shares
      If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem your depositary shares from the proceeds received by the depositary resulting from the redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable in relation to the series of preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the shares of preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

Voting the Preferred Stock
      Upon receipt of notice of any meeting at which you are entitled to vote, the depositary will mail to you the information contained in that notice of meeting. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to vote the amount of the preferred stock represented by that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the preferred stock. The depositary will endeavor, to the extent practicable, to vote the amount of the preferred stock represented by the depositary shares in accordance with those instructions. We will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock if it does not receive specific instructions from you.

Amendment and Termination of the Deposit Agreement
      We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment which materially and adversely alters the rights of the holders of the depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.
      The deposit agreement will terminate if:

•	all outstanding depositary shares have been redeemed, or

•	there has been a final distribution in respect of the preferred stock, including in connection with our liquidation, dissolution or winding up and the distribution has been distributed to you.

Resignation and Removal of Depositary
      The depositary may resign at any time by delivering to us notice of its election to do so. We also may, at any time, remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Charges of Depositary
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of shares of preferred stock by you and any redemption of the preferred stock. You will pay other transfer and other taxes and governmental charges, as well as the other charges that are expressly provided in the deposit agreement to be for your account.

Miscellaneous
      The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required or otherwise determine to furnish to holders of preferred stock.
      Neither we nor the depositary will be liable under the deposit agreement to you other than for the depositary’s gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceedings relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, you or other persons believed to be competent and on documents we and the depositary believe to be genuine.
Provisions of Our Certificate of Incorporation and of New York Law
      Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of 66 2/3% of the voting power of all of our outstanding common stock is required for the following transactions with a party which owns 5% or more of such voting power, unless (a) such transaction was approved by our board of directors prior to the acquisition of the 5% by the other party, or (b) we own 50% or more of the total voting power of the other party:

•	a merger or consolidation of us with the other party, or

•	the sale of substantially all of our assets or business to the other party.
      This provision of our amended and restated certificate of incorporation cannot be altered, amended or repealed without the affirmative vote of the holders of 66 2/3% of the voting power of all of our standing capital stock.
      Our amended and restated certificate of incorporation also requires that the following actions require approval of not less than two-thirds of the total number of directors:

•	a merger or consolidation of us or a material subsidiary, or in which our securities are being issued, and in which our shareholders do not own a majority of the post-transaction voting securities entitled to elect the board of directors;

•	the sale of all or substantially all of our assets or properties;

•	the disposition of any shares of a material subsidiary or all or substantially all of the assets of such a subsidiary;

•	a change in the number of directors;

•	a change in the certificate of incorporation or by-laws;

•	electing or removing executive officers, or changing the employment agreement entered into between Richard A. Barasch and us on July 30, 1999;

•	our dissolution or seeking the protection of bankruptcy laws; and

•	approving dividends or other distributions with respect to common stock.
      Under our amended and restated by-laws, special meetings of our shareholders may be called by our Chairman of the Board or President, and must be called by our Chairman of the Board, President or Secretary at the request in writing of a majority of our board of directors or at the request of shareholders owning 50% of our entire capital stock issued and outstanding and entitled to vote. However, our amended and restated certificate of incorporation permits shareholders to take action by written consent in lieu of a meeting if such consent is signed by shareholders holding a sufficient amount of outstanding shares to approve such action at any meeting.
      We are subject to the New York Business Corporation Law (the “NYBCL”). Section 912 of the NYBCL, entitled “Requirements Relating to Certain Business Combinations,” and Article 16, entitled “Security Takeover Disclosure Act” contain anti-takeover provisions. Among other things, Section 912 of the NYBCL prohibits a publicly held New York corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless one of the following conditions is met:

•	the business combination is approved by a majority of the non-interested shareholders;

•	the transaction in which such person became an interested shareholder was approved by the board of directors of the corporation; or

•	the cash and other consideration to be delivered to the holder of each share of common stock of the corporation meets the minimum value criteria determined in accordance with the statute.
      As used in Section 912:

•	a “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder; and

•	an “interested shareholder” is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation’s voting stock.
      Among other things, Article 16 of the NYBCL requires certain persons making a tender offer or a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the New York State Attorney General and with the corporation for whose stock the tender is being made. The statute imposes additional requirements to takeover bids not subject to the requirements of Section 14(d) of the U.S. Securities Exchange Act. As used in Article 16, “takeover bid” means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A “takeover bid” does not include:

•	bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security;

•	an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of the Securities Act;

•	any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article; or

•	any offer where, prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.
Transfer Agent
      The transfer agent for our common stock is American Stock Transfer & Trust Company.
Restrictions on Ownership Under Insurance Laws
      Although our amended and restated certificate of incorporation and amended and restated bylaws do not contain any provision restricting ownership as a result of the application of various state insurance laws, these laws will be a significant deterrent to any person interested in acquiring control of our company. The insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled, as well as state corporation laws, govern any acquisition of control of our insurance subsidiaries or of our company. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common stock, or 5% or more, in the case of the Florida insurance holding company laws, unless the applicable insurance regulatory authorities determine otherwise.

DESCRIPTION OF WARRANTS
      We may issue warrants, including warrants to purchase debt securities, preferred stock, common stock or other of our securities. We may issue warrants independently or together with any other securities, and they may be attached to or separate from those securities. We will issue the other warrants under warrant agreements between us and a bank or trust company, as warrant agent, that we will describe in the prospectus supplement relating to the warrants that we offer.
      The following description of the terms of the warrants is a summary. It summarizes only those terms of the warrants and the warrant agreement which we believe will be most important to your decision to invest in our warrants. You should keep in mind, however, that it is the warrant agreement and the warrant certificate relating to the warrants, and not this summary, which defines your rights as a warrantholder. There may be other provisions in the warrant agreement and the warrant certificate relating to the warrants which are also important to you. You should read these documents for a full description of the terms of the warrants. Forms of these documents are filed as exhibits to the Registration Agreement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of these documents.
Debt Warrants
      We will describe in the applicable prospectus supplement the terms of warrants to purchase debt securities that we may offer, the warrant agreement relating to the debt warrants and the warrant certificates representing the debt warrants. These terms will include the following:

•	the title of the debt warrants,

•	the debt securities for which the debt warrants are exercisable,

•	the aggregate number of the debt warrants,

•	the principal amount of debt securities that you may purchase upon exercise of each debt warrant, and the price or prices at which we will issue the debt warrants,

•	the procedures and conditions relating to the exercise of the debt warrants,

•	the designation and terms of any related debt securities issued with the debt warrants, and the number of debt warrants issued with each debt security,

•	the date, if any, from which you may separately transfer the debt warrants and the related securities,

•	the date on which your right to exercise the debt warrants commences, and the date on which your right expires,

•	the maximum or minimum number of the debt warrants which you may exercise at any time,

•	if applicable, a discussion of material United States federal income tax considerations,

•	any other terms of the debt warrants and terms, procedures and limitations relating to your exercise of the debt warrants, and

•	the terms of the securities you may purchase upon exercise of the debt warrants.
      You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may exercise debt warrants at the corporate trust office of the warrant agent or any other office that we indicate in the applicable prospectus supplement. Prior to exercise, you will not have any of the rights of holders of the debt securities purchasable upon that exercise and will not be entitled to payments of principal, premium, if any, or interest on the debt securities purchasable upon the exercise.

Other Warrants
      We may issue other warrants. We will describe in the applicable prospectus supplement the following terms of those warrants:

•	the title of the warrant,

•	the securities, which may include preferred stock or common stock, for which you may exercise the warrants,

•	the price or prices at which we will issue the warrants,

•	if applicable, the designation and terms of the preferred stock or common stock issued with the warrants, the designation and terms of the preferred stock or common stock issued with the warrants, and the number of warrants issued with each share of preferred stock or common stock,

•	if applicable, the date from which you may separately transfer the warrants and the related preferred stock or common stock,

•	if applicable, a discussion of material United States federal income tax considerations, and

•	any other terms of the warrants, including terms, procedures and limitations relating to your exchange and exercise of the warrants.
      We will also describe in the applicable prospectus supplement the amount of securities called for by the warrants, any amount of warrants outstanding, and any provisions for a change in the exercise price or the expiration date of the warrants and the kind, frequency and timing of any notice to be given. Prior to the exercise of your warrants, you will not have any of the rights of holders of the preferred stock or common stock purchasable upon that exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon the exercise.
Exercise of Warrants
      We will describe in the prospectus supplement relating to the warrants the principal amount or the number of our securities that you may purchase for cash upon exercise of a warrant, and the exercise price. You may exercise a warrant as described in the prospectus supplement relating to the warrants at any time up to the close of business on the expiration date stated in the prospectus supplement. Unexercised warrants will become void after the close of business on the expiration date, or any later expiration date that we determine.
      We will forward the securities purchasable upon the exercise as soon as practicable after receipt of payment and the properly completed and executed warrant certificate at the corporate trust office of the warrant agent or other office stated in the applicable prospectus supplement. If you exercise less than all of the warrants represented by the warrant certificate, we will issue you a new warrant certificate for the remaining warrants.
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
      We may issue stock purchase contracts, including contracts obligating you to purchase from us, and for us to sell to you, a specific number of shares of common stock or preferred stock at a future date or dates. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. We may issue the stock purchase contract separately or as a part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing your obligations to purchase the preferred stock or the common stock under the purchase contracts. The stock purchase contracts may require us to make periodic payments to you or vice versa and the payments may be unsecured or prefunded on some basis. The stock purchase contracts may require you to secure your obligations in a specified manner. We will describe in the applicable prospectus supplement the terms of any stock purchase contracts or stock purchase units.

SELLING SHAREHOLDER
      The following table sets forth information concerning beneficial ownership of our capital stock as of September 30, 2004 by the selling shareholder and after the sale of the maximum number of shares to be sold pursuant to this prospectus. The percentage ownership reflected below both as of September 30, 2004 and after the sale of the maximum number of shares pursuant to this prospectus is calculated based upon the shares of our common stock outstanding as of September 30, 2004. As of September 30, 2004, there were 55.0 million shares of our common stock outstanding, net of shares held in treasury.

After the Sale of the
	As of September 30,			Maximum Number of
	2004		Maximum	Shares
Number of Shares
Name and Address of Beneficial Owner	Shares(1)	Percent	to be Sold	Shares(1)	Percent

Capital Z Financial Services
Fund II, L.P. and affiliate(2)	25,274,236	46.0%	5,000,000	20,274,236	36.9%
54 Thompson Street
New York, New York 10012

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(2)	An aggregate of 25,274,236 shares (before any offering under this prospectus) are held by Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P. and Capital Z Management, LLC, the investment manager of these funds (collectively “Capital Z”), including options to purchase 54,000 shares of common stock that are exercisable within 60 days from September 30, 2004. Bradley E. Cooper, Eric W. Leathers and Robert A. Spass, who are directors of Universal American, are shareholders of Capital Z Partners, Ltd., the ultimate general partner of Capital Z. No person or entity (including Messrs. Cooper, Leathers and Spass) owns 10% or more of the voting capital stock of Capital Z Partners, Ltd. Messrs. Cooper, Leathers and Spass each disclaim beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z.
PLAN OF DISTRIBUTION
      We and/or the selling shareholder may sell the securities covered by this prospectus in any of three ways (or in any combination) from time to time:

•	to or through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.
      In addition, we and/or the selling shareholder may enter into derivative or other hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement sell securities covered by this prospectus and applicable prospectus supplement. If so, the third party may use securities borrowed from others to settle such sales and may use securities received from us to close out any related short positions. We and/or the selling shareholder may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.
      The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the proceeds to us, and/or the selling shareholder and any discounts, commissions, or concessions or other items constituting compensation allowed, reallowed or paid to underwriters, dealers or agents, if any; and

•	any securities exchanges on which the securities may be listed, if any.
      Any public offering price or purchase price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.
      The selling shareholder may offer shares of common stock in one or more offerings pursuant to one or more prospectus supplements, and each such prospectus supplement will set forth the terms of the relevant offering as described above. To the extent the shares of common stock offered pursuant to a prospectus supplement remain unsold, the selling shareholder may offer those shares on different terms pursuant to another prospectus supplement, provided that, subject to Rule 462(b) under the Securities Act, no selling shareholder may offer or sell more shares in the aggregate than are indicated in the table set forth under the caption “Selling Shareholder” pursuant to any such prospectus supplements.
      The selling shareholder may offer its shares of common stock at various times in one or more of the following transactions: through short sales, derivative and hedging transactions; by pledge to secure debts and other obligations; through offerings of securities exchangeable, convertible or exercisable for shares of common stock; under forward purchase contracts with trusts, investment companies or other entities (which may, in turn, distribute their own securities); through distribution to its members, partners or shareholders; in exchange or over-the-counter market transactions; and/or in private transactions.
      The selling shareholder also may resell all or a portion of its shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.
      Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.
      If indicated in an applicable prospectus supplement, we and/or the selling shareholder may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we and/or the selling shareholder pay to them. Generally, unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. We and/or the selling shareholder may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us and/or the selling shareholder at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery or other contracts providing for payment and delivery on a specified date in the future.
      Any delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we and/or the selling shareholder pay for solicitation of these delayed delivery contracts.
      Each underwriter, dealer and agent participating in the distribution of any offered securities which are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, offered securities in bearer form in the United States or to United States persons except as otherwise permitted by Treasury Regulations Section 1.163-5(c)(2)(i)(D).
      Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.
      Agents, underwriters and other third parties described above may be entitled under relevant underwriting or other agreements to indemnification by us and/or the selling shareholder against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or other third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us and/or the selling shareholder in the ordinary course of business.
LEGAL OPINIONS
      Unless we state otherwise in the applicable prospectus supplement, the validity of any securities offered by this prospectus will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP and for any underwriters or agents by counsel that we will name in the applicable prospectus supplement.
EXPERTS
      The audited consolidated financial statements and schedules of Universal American Financial Corp. and subsidiaries included in Universal American Financial Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      This prospectus is part of a Registration Statement that we filed with the SEC. The Registration Statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit information about us that is available in other documents that we file with the SEC. In addition, we file reports, proxy statements and other information with the SEC. This information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.
      Copies of this material can be obtained at prescribed rates from the public reference section of the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The material may also be accessed via the internet at the Securities and Exchange Commission’s home page on the internet at http://www.sec.gov.
INCORPORATION BY REFERENCE
      The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004,

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004,

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004,

•	Our Proxy Statement relating to the annual meeting held on May 26, 2004, filed with the SEC on May 11, 2004,

•	Our Current Reports on Form 8-K, filed with the SEC on June 1, 2004, July 2, 2004 and September 3, 2004,

•	The description of our common stock contained in our registration statement on Form 8-A, filed July 11, 1983, and

•	all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus.
      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus. You should direct requests for those documents to Universal American Financial Corp., Six International Drive, Suite 190, Rye Brook, NY 10773, Attention: Secretary (Telephone: 914-934-5200).
      Except as expressly provided above, no other information, including information on our website is incorporated by reference with this prospectus.
      No person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us, the selling shareholder or any underwriter, agent or dealer. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.
FORWARD LOOKING STATEMENTS
      The statements contained or incorporated by reference in this prospectus that are not historical facts are or may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. Factors that could cause such a difference include those that will appear under the heading “Risk Factors” in the prospectus supplements accompanying this prospectus.
      We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

(LEHMAN BROTHERS LOGO)

7,000,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT
June 16, 2005

Joint Book-Running Managers
Lehman Brothers
JPMorgan

Banc of America Securities LLC
Raymond James
UBS Investment Bank
Cochran, Caronia & Co.